Exhibit 99.1

2 20 2 Complete financial statements in IFRS June 30, 2022

Management Report **1H22**

Since the launch of the "Nosso Jeito" (Our Way) project in 2010, we have carried out reviews and updates of our culture that have been the milestones of important transformations of the organization. However, the complexity of the world we live in demands that we take a fresh look at the values that underpin our daily activities. Thus, having listened to our customers and teams and having considered market context, we created "**Cultura Itubers**". This culture embodies the values essential to the ways in which we behave and our attitudes; it unites us around something bigger and turns a diverse group of people into a team that plays with a single aim, striving together to change the world and make a difference in people's lives.

Highlights of the 1st half of 2022

Key indicators and ratios of our performance in the first half of 2022 over the same period of the previous year:

Recurring **managerial result**
R$14.5 billions
1H21 5.3% ▲

Credit **portfolio**[1]
R$1.1 trillion
1H21 19.0% ▲

ROE **Recurring managerial**
18.8%
1H21 -20 bps ▼

Performance 1H22 x 1H21

Net interest Income
R$ 43.6 billions
17.9% ▲

Efficiency ratio[2]
41.2%
- 330 bps ▼

Tier 1 capital[3]
12.6%
- 90 bps ▼

The credit portfolio expanded in every segment in Brazil: 33.2% in individuals, 22.8% in very small, small and middle market loans and 18.2% in corporate loans.

The positive effect of the growth in the portfolio, associated with the gradual change in the portfolio mix to loans to the retail business segment, resulted in growth of 15.9% in net interest income.

Increase of 16.6% in commissions and fees and insurance was due to the higher revenues from cards, both in issuance and in acquiring and the positive evolution of earned premiums and savings bonds revenues, in addition to the lower claims rate.

The expected loss from financial assets and claims rose by 268.9% on account of the higher origination in consumer credit and unsecured credit products and the increase in the overdue portfolio. Considering the provisions for non-credit operations, the increase was 164.1%.

General and administrative expenses grew by 7.9%, even with the accumulated inflation of 11.9% in the period. The increases are related to the effects of the collective wage labor agreement and growth in the number of employees; higher expenses referring to facilities and materials, media marketing campaigns and expenses with credit card reward programs.

(1) Credit portfolio includes financial guarantees provided and corporate securities. (2) Efficiency ratio based in BRGAAP managerial disclosure. (3) Represented by perpetual subordinated debt instruments with call options starting on the fifth anniversary of the date of issue and on any interest payment date thereafter at par. The optional redemption is subject to the Brazilian Central Bank Approval. The decision to exercise these calls will be taken on an economic basis also considering other factors such as (i) capitalization level; (ii) refinance cost of a new instruments; and (iii) interest rate dynamics, market's depth and volatility.

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Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billions

Income information	1H22	1H21	Variation
Operating Revenues[1]	71.6	60.3	18.7%
Net Interest Income[2]	43.6	37.0	17.9%
Commissions and Fees and Insurance[3]	25.7	22.1	16.6%
Expected Loss from Financial Assets and Claims	(14.0)	(3.8)	268.9%
General and Administrative Expenses	(33.3)	(30.9)	7.9%
Net Income	14.7	15.0	-1.7%
Net Income Attributable to Controlling Shareholders	14.1	14.1	0.1%
Recurring Managerial Result	14.5	13.8	5.3%
Recurring Return on Average Equity - Annualized[4]	18.3%	19.5%	-120 bps
Recurring Managerial Return on Average Equity - Annualized[5]	18.8%	19.0%	-20 bps

Shares	1H22	1H21	Variation
Net Income per Share - R$	1.44	1.44	-
Book value per Share – R$ (in circulation on 06/30)	16.04	14.66	9.4%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.35	0.31	12.8%
Average Financial Daily Trading Volume	2.1	2.3	-6.8%
B3 (ON+PN)	0.9	1.1	-16.0%
NYSE (ADR)	1.2	1.2	2.2%
Market Capitalization[6]	222.6	292.9	-24.0%

(1) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from insurance and private pension operations before claim and selling expenses and (vii) Other Income; (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions; (3) The sum on the Commissions and Banking Fees and Income from insurance and private pension operations before claim and selling expenses. For better comparability, the adjustment of the hedge taxeffects on foreign investments was applied;(4) The return is calculated by dividing the Net Income Attributable to Controlling Shareholders by the Average Shareholders' Equity. The quotient was multiplied bythe number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (5) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 1H21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021.

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Initiatives We are the new payroll partner of the municipality of Goiânia Having been awarded the tender process undertaken by the Prefecture of Goiânia (GO), we are the municipality’s new payroll partner The agreement has a duration of five years and the city’s 50,000+ active public servants, retirees and pensioners will be entitled to exclusive benefits and a dedicated customer service structure. Find out more (Portuguese only) We have introduced the Minhas Metas (My Goals) solution of iti that allows customers to allocate their balances and organize their finances to achieve different personal objectives Minhas Metas will make it possible to allocate resources among different balances within the same account and to save with the emphasis on achieving different objectives that can be monitored separately. All these balances, as well as the original account, also enjoy daily remuneration equivalent to 100% of the CDI rate, which means superior returns to those of savings accounts and free of financial operations tax (IOF). We have surpassed the milestone of R$ 400 billion in assets under management by the íon investment offices Since March 2021, we have opened 110 offices of our íon investment platform which now has over R$ 400 billion under management. Having surpassed this milestone, this model represents the consolidation of a project we began in 2019 with the aim of expanding people’s access to the universe of quality investments. By the end of this year there will be 129 offices in all. Find out more (Portuguese only) We have announced the sale of our equity stake of 1.40% in the total capital stock of XP Inc. In early June, we divested our 1.21% equity interest in the total capital stock of XP Inc. (“XP”), a Nasdaq-listed company, for US$ 153.7 million. Subsequently, we sold an additional portion of 0.19%, retaining an equity interest of 9.96% in the total capital stock of XP. Access the Announcement to the Market Silver Anniversary in the Big Apple: 25th anniversary of our ADR program In May, we took part in the ceremony of ringing the bell at the close of the trading session on the New York Stock Exchange in commemoration of the 25th anniversary of our listing on the NYSE, the city’s stock exchange. Find out more 4

Awards and recognitions 1st place in the Institutional Investor ranking We took first place in all 8 categories for Latin America of the annual ranking of Institutional Investor magazine, one of the world’s most respected financial publications. The awards process interviews analysts, investment managers and executives from financial institutions around the world to define the winners and show commitment to transparency and reliability about the information that the recognized institutions disclose and, at the same time, their willingness to listen to their shareholders and anticipate their needs. Find out more Subsequent events Strategic equity stake in Avenue In July, we formalized the stock purchase agreement to acquire control of Avenue 1. The purchase will take place in three phases over the next 5 years. Initially, Itaú Unibanco will acquire 35% of the capital of Avenue for an approximate amount of R$ 493 million. In the second phase, two years later, Itaú Unibanco will acquire the additional 15.1%, thereby controlling 50.1% of Avenue’s total equity. And 5 years after the first phase, we will be able to execute a call option on the remaining equity stake. In line with initiatives already announced, this transaction strengthens our strategy of creating an investment ecosystem that prioritizes customer satisfaction by providing products and services in the channels most convenient for each profile. Access the Material Fact here Equity interest in Itaú CorpBanca In July, we disclosed the receipt of shares of Itaú CorpBanca following the debt restructuring of the Corp Group companies. As a result, our equity stake in the total and voting equity of Itaú CorpBanca has risen from 55.96% to 65.62% . Additionally, the agreement between the Corp Group companies and those of Itaú Unibanco and/or its affiliates has been fully rescinded. Access the Announcement to the Market Acknowledgements_ We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors on August 08, 2022). (1) Subject to approval by the relevant regulatory authorities. 5

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to June 2022, we hired from the independent auditors the amount of R$ 77,532 thousand, of which R$ 73,082 thousand correspond to audit services of the financial statements. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: • Audit Related Services: January 03, February 04, 22 and 24, May 19 and June 24 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and appraisal reports at book value. – R$ 3,671 thousand (5.0% of the external audit fees). • Tax Servicers: January 10 and 25 and February 24 – Review of the calculations and tax settlement and compliance with tax regulations. – R$ 779 thousand (1.1% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non audit-related services described above does not affect either the independence or the objectivity in conducting the examinations of the financial statements at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13.The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to June 2022, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information presented in this material are available on the Itaú Unibanco Investor Relations (IR) website.at: www.itau.com.br/investor-relations > Results and Reports > Results Center. 6

(A free translation of the original in Portuguese) www.pwc.com.br Itaú Unibanco Holding S.A. Consolidated financial statements at June 30, 2022 and independent auditor’s report

(A free translation of the original in Portuguese) Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at June 30, 2022 and the consolidated statements of income and comprehensive income for the quarter and six-month period then ended and the consolidated statements of changes in stockholders’ equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at June 30, 2022, the consolidated financial performance for the quarter and six-month period then ended and the consolidated cash flows for the six-month period then ended, in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2022 half-year audit. These matters were addressed in the context of our audit of the consolidated financial statements Matters as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Why it is a key audit matter How the matter was addressed

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9—Financial Instruments (Notes 2 (c) II, 2 (c) VI, 2 (d) IV, 4 a 10 e 28) The provision for expected loss continued to be an We confirmed our understanding of the process of area of focus in our audit, as it involves measurement the provision for expected loss and of Management’s judgment in determining the financial assets and liabilities in accordance with necessary provision through the application of IFRS 9. methodology and processes which use a variety of assumptions, including, among others, prospective Regarding the provision for expected loss information and criteria for determining a methodology, we performed a number of audit significant increase or decrease in credit risk. procedures substantially related to the: (i) analysis of Furthermore, as a result of the current economic management’s accounting policies in comparison environment, management revised some of the with IFRS 9 requirements; (ii) testing of controls judgments and estimates used in determining the related to the measurement of the provision for provision for expected loss, such as the weighting of expected loss, which considers data, models and macroeconomic scenarios, in order to adapt the assumptions adopted by Management; (iii) tests on assumptions previously applied to the current the models, including their approval and validation scenario of the Bank’s operations and its of assumptions adopted to determine the estimated subsidiaries. losses and recoveries. In addition, we tested The financial instruments measured at fair value management’s documentation of the guarantees, the include operations with low liquidity and/or no projected cash flows, the credit renegotiations, the counterparty’s risk assessment, the payment delays, active market, which are substantially comprised of and other aspects that could result in a significant securities issued by companies and by derivative increase of the credit risk, as well as the classification contracts. The fair value measurement of these of operations in their proper stages, pursuant to financial instruments involves subjectivity, since it IFRS 9; (iv) tests on inputs to models and, when depends on valuation techniques performed based available, we compared data and assumptions with on internal models that include Management market information; and (v) analysis over assumptions in their fair valuation. Management’s disclosures in the financial Furthermore, market risk management is complex, statements in order to comply with IFRS 7 – especially in times of high volatility, as well as in Financial Instruments: Disclosures and IFRS 9. situations where observable prices or market parameters are not available. We consider that the criteria and assumptions adopted by management in determining and These matters also continued to be a focus of our recording the provision for expected loss are 2022 half-year audit due to the relevance and appropriate and consistent, in all material respects, subjectivity mentioned above. in the context of the consolidated financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis,

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment The Bank and its subsidiaries rely on their As part of our audit procedures, with the support of technology structure to process their operations our specialists, we assessed the information and prepare their financial statements. Technology technology environment, including the automated represents a fundamental aspect on the evolution of controls of the application systems that are the Bank and its subsidiaries’ business and, over the significant for the preparation of the financial last years, significant short and long-term statements. investments have been made in the information technology systems and processes. The procedures performed comprised the The technology structure is comprised of more than combination of relevant tests of design and one environment with different processes and effectiveness of controls as well as the performance segregated controls. Additionally, a substantial part of tests related to the information security, of the Bank and its subsidiaries’ teams are including the access management control, performing their activities remotely (home office), segregation of duties and monitoring the operating which generates the need to adapt technology capacity of technology infrastructure. processes and infrastructure to maintain the The audit procedures applied resulted in continuity of operations. appropriate evidence that was considered in determining the nature, timing and extent of other The lack of adequacy of the general controls of the audit procedures. technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Provisions and contingent liabilities (Notes 2 (c) X, 2 (d) XIV e 29) The Bank and its subsidiaries have provisions and We confirmed our understanding and tested the contingent liabilities mainly arising from judicial design and the effectiveness of the main controls and administrative proceedings, inherent to the used to identify, assess, monitor, measure, record, normal course of their business, filed by third and disclose the provision and contingent liabilities, parties, former employees, and public agencies, including the totality and the integrity of the involving civil, labor, tax, and social security database. matters. We tested the models used to quantify judicial In general, the settlement of these proceedings proceedings of civil and labor natures considered takes a long time and involve not only discussions on a group basis. We were supported by our on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation. Also, we performed external confirmation Besides the subjective aspects in determining the procedures with both internal and external lawyers possibility of loss attributed to each case, the responsible for the proceedings. evolution of case law on certain causes is not always uniform. Considering the materiality of the We considered that the criteria and assumptions amounts and the uncertainties and judgments adopted by Management for determining the involved, as described above, in determining, provision, as well as the information disclosed in recording and disclosing the provision and the explanatory notes are appropriate. contingent liabilities required items, we continue to consider this an area of audit focus. Other matters (1) Consolidated statement of added value The consolidated statement of added value for the half-year ended June 30, 2022, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s consolidated financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09—“Statement of Added Value”. In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A. (2) Reconciliation of net income and stockholders’ equity (Note 33 (d)) The reconciliation of net income and stockholders’ equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank—BACEN and the consolidated financial statements prepared in accordance with the International Accounting Standard—IAS 34 (“BACEN GAAP and IFRS Reconciliation”), referring to the six-month period ended March 31, 2022, prepared under the responsibility of the Bank’s Management, as described in Note 33 d), in compliance with BACEN standards, is presented as supplementary information for the purposes of IAS 34. This reconciliation was submitted to audit procedures performed in conjunction with the audit of the Bank’s consolidated financial statements for the purpose of expressing an opinion on whether it is reconciled with the consolidated financial statements and accounting records, as applicable. In our opinion, this BACEN GAAP and IFRS Reconciliation has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole. Other information accompanying the consolidated financial statements and the auditor’s report The Bank’s management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on

Itaú Unibanco Holding S.A. Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Itaú Unibanco Holding S.A. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the half-year ended June 30, 2022 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 8, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

ltaú Unibanco Holding S.A. Consolidated Balance Sheet (ln millions of reais) Assets Note 06/30/2022 12/31/2021 Cash 33,839 44,512 Financial assets 2,017,644 1,915,573 At Amortized Cost 1,454,814 1,375,782 Cornpulsory deposits in the Central Bank of Brazil 105,151 104,592 lnterbank deposits 4 52,131 69,942 Securilies purchased under agreernents to resell 4 172,856 169,718 Voluntary investrnents with the Central Bank of Brazil 4 13,000 5,800 Securilies 9 196,798 147,746 Loan and lease operations 10 862,528 822,590 Other financial asseis 18a 97,728 96,473 (-) Provision for expecled loss 4, 9, 10 (45,378) (41,079) At Fair Value through Other Comprehensive lncome 108,657 105,622 Securilies 8 108,657 105,622 At Fair Value through Profit or Loss 454,173 434,169 Securilies 5 375,021 364,967 Derivalives 6,7 78,660 69,045 Olher financial asseis 18a 492 157 Tax assets 59,582 58,433 Incarne lax and social conlribution—currenl 2,164 1,636 Incarne lax and social contribution—deferred 24b l 52,141 50,831 Olher 5,277 5,966 Olher asseis 18a 18,714 16,494 lnveslrnents in associates and joint ventures 11 6,955 6,121 Fixed assets, nel 13 7,118 6,963 Goodwill and lnlangible asseis, nel 14 21,756 21,110 Total assets 2,165,608 2,069,206 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 15

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	06/30/2022	12/31/2021
Financial Liabilities		**1,690,657**	**1,621,786**
At Amortized Cost		**1,611,569**	**1,553,107**
Deposits	15	828,693	850,372
Securities sold under repurchase agreements	17a	245,319	252,848
Interbank market funds	17b	259,383	177,145
Institutional market funds	17c	132,381	138,636
Other financial liabilities	18b	145,793	134,106
At Fair Value through Profit or Loss		**74,974**	**63,479**
Derivatives	6, 7	74,569	63,204
Structured notes	16	88	114
Other financial liabilities	18b	317	161
Provision for Expected Loss	**10**	**4,114**	**5,200**
Loan commitments		3,420	4,433
Financial guarantees		694	767
Provision for insurance and private pensions	27c	221,639	214,976
Provisions	29	20,518	19,592
Tax liabilities	**24c**	**7,363**	**6,246**
Income tax and social contribution - current		3,494	2,450
Income tax and social contribution - deferred	24b II	320	280
Other		3,549	3,516
Other liabilities	18b	57,583	42,130
Total liabilities		**1,997,760**	**1,904,730**
Total stockholders' equity attributed to the owners of the parent company		**157,222**	**152,864**
Capital	19a	90,729	90,729
Treasury shares	19a	(71)	(528)
Capital reserves	19c	2,088	2,250
Revenue reserves	19c	75,831	66,161
Other comprehensive income		(11,355)	(5,748)
Non-controlling interests	**19d**	**10,626**	**11,612**
Total stockholders' equity		**167,848**	**164,476**
Total liabilities and stockholders' equity		**2,165,608**	**2,069,206**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 16

ltaú Unibanco Holding S.A. Consolidated Statement of lncome (ln millions of reais, except for number of shares and earnings per share information) Note 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Operating Revenues 36,100 32,214 71,063 60,487 lnleresl and similar incarne 21a 47,671 22,182 85,037 52,156 lnleresl and similarexpenses 21b (25,162) (8,937) (55,535) (24,271) lncome of Financial Asseis and Liabililies ai Fair Value lhrough Profil or Loss 21c 11 ,555 806 13,207 6,170 Foreign exchange resulls and exchange varialions in foreign lransaclions (12,084) 6,002 351 3,098 Commissions and Banking Fees 22 11 ,733 10,262 22,896 20,065 lncome from insurance and private pension operations before claim and selling expenses 1,539 901 2,834 1,996 Revenues from insurance premiums and privale pensions 4,495 3,599 8,274 7,065 Change in provision for insurance and privale pension (2,956) (2,698) (5,440) (5,069) Olher income 3 848 998 2,273 1,273 Expected Loss from Financial Assets and Claims (7,357) (1,768) (13,961) (3,785) Expecled Loss wilh Loan and Lease Operalions 10c (7,023) (1 ,827) (13,716) (4,001) Expecled Loss wilh Olher Financial Assei, nel 4 556 481 1,069 (Expenses) / Recovery of claims (338) (497) (726) (853) Operating Revenues Net of Expected Lesses from Financial Assets and Claims 28,743 30,446 57,102 56,702 Other operating income / (expenses) (18,586) (16,461) (37,812) (34,179) General and adminislralive expenses 23 (16,462) (14,433) (33,332) (30,888) Tax expenses (2,255) (2,421) (4,776) (4,121) Share of profil ar (loss) in associales and joinl ventures 11 131 393 296 830 lncome / (loss) before income tax and social contribution 10,157 13,985 19,290 22,523 Currenl incarne tax and social conlribution 24a (2,634) (961) (4,769) (4,299) Deferred incarne lax and social contribulion 24a 245 (4,285) 182 (3,265) Net income / (loss) 7,768 8,739 14,703 14,959 Net incarne attributable to owners of lhe parent company 25 7,456 8,404 14,107 14,088 Net incarne / (loss) attributable to non-controlling interests 19d 312 335 596 871 Earnings per share—basic 25 Common 0.76 0.86 1.44 1.44 Preferred 0.76 0.86 1.44 1.44 Earnings per share—diluted 25 Common 0.76 0.86 1.43 1.44 Preferred 0.76 0.86 1.43 1.44 Weighted average number of outstanding shares—basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,842,752,798 4,821 ,520,888 4,838,833,377 4,815,885,208 Weighted average number of outstanding shares—diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,899,092,078 4,867,834,780 4,875,507,563 4,849,089,944 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 17

ltaú Uni banco Holding S.A. Consolidated Statement of Comprehensive lncome (ln miffions of reais) Note 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Net income / (loss) 7,768 8,739 14,703 14,959 Financial assets at fair value through other comprehensive income (2,782) 276 (2,585) (1,218) Change in fair value (6,867) 59 (4,263) (2,906) Tax effect 2,193 143 1,132 1,355 (Gains)/ losses transferred to income statement 3,439 134 992 605 Tax effect (1,547) (60) (446) (272) Hedge (163) 1,691 (224) 1,297 Cash flow hedge 60 (13) (278) 625 Change in fair value 117 (29) (468) 1,179 Tax effect (57) 16 190 (554) Hedge of net investment in foreign operation (223) 1,704 54 672 Change in fair value (416) 3,221 128 1,249 Tax effect 193 (1,517) (74) (577) Remeasurements of liabilities for post-employment benefits 111 (2) 2 (6) 4 Remeasurements 26 (6) 2 (11) 4 Tax effect 4 5 Foreign exchange variation in foreign investments 1,507 (2,514) (2,792) (1,157) Total other comprehensive income (1,440) (545) (5,607) (1,074) Total comprehensive income 6,328 8,194 9,096 13,885 Comprehensive income attributable to the owners of the parent company 6,016 7,859 8,500 13,014 Comprehensive income attributable to non-controlling interests 312 335 596 871 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 18

ltaúITAÚUnibanco UNIBANCO Holding HOLDING S.A. S.A. Consolidated ‘ Stockholders Statement of Changes in Equity Demonstração Consolidada das Mutações do Patrimônio Liquido (ln(Em milhões de reais)mil/ians of reais) País de Attributed to owners of the earent comeanll Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Atividade Other comerehens ive income Consti tuição Atribu i do à Participação dos Acio nistas Controladores Total Total 1 212/20 Fina Outro ncialsAssetsRes ultad at os Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 stockholders’ stockholders’ Remeasurements Conversion Note Treasury Capital Revenue Retained FairValue Through of liabilities of post- adj ustments of Gains and equ Totality—PL- owners equ Totality- PL non-—Total Capital No Pais Nota Aç sharesões em Reservas de Reservas de Ajusteearningsde Títulos Remensura Other ções employment Ajustes de Ganhosforeigne Luc loss ros es- ofAci theo nista parents Accontrolling ionistas não Total Capital Social hedge 12 Tesouraria Capital Luc ros Comprehensive em Obrigações de Conversão de Perdas Acumulados > Con company troladores Cont interests roladore s Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para ra lncome 11 benefits 100,00% investments—Hedge 100,00% 100,00% 100,00% Ve nda m Benefícios > Pós- Investimentos Banco ltaú Consignado SA Real Brasil Instituição Financeira Emprego no Exterior 100,00% “’ 100,00% 100,00% 100,00% TotalSaldos- 01/01/2021 em 01 /01 /2021 2, 6, 993 (9, 092142 ) 326 ,,525 854 154 136.59 6.27 74 .40 734 .919) 3 2 3 7 97,14897.148 (907)(907) 2. 323 47,347 (1.531848) (1 ,531) ( 11 11,532.113 147.706 Tr Ban anscoactions withltaucard owners SA Real 379Brasil (149) Instituição Financei ra 100,00% 100,00% 230100,00% (1,271) 100,00% (1 ,041 ) Transações Result of deliverv com osofAc treasurvionistasshares 19, 20 379374 (302)193 57272 505 577572 Banco ltau Recognition of leasing share-based SApaymentl3l plans Real Brasil (342) Instituição Financeira 100,00% (342) 100,00% (342) (lncrease) Resultado / da Decrease Entrega de Ações em to lhe owners ofTesouraria lhe parent5 1 company 2d 1, 3 374 192 566 (1 ,271) (1 ,271)566 PartialReconhecimento spin-off de Planos de Pagamento Baseado em Ações457) (3,) ) ) (494 494 494 3 (6,419) (187)( 77 (23) 24 (9 ,985) (9, (985) D Cia. ltaú de Capita ividends lização Real Brasil Capitalização (880) 100,00% 100,00% (880)100,00% (72) 100,00% (952) lDibens nterest(Aumento on Leasi capital)/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores (2, 539) 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% (2,539)100,00% 505 100,00% (2,539)505 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Outros dividends and lnterest on capital 1 ) ) (1 74 (74 (1)74 Other’ Reversão Financeira 3) de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 359 166 de Crédito 50,00% 50,00% 166359 50,00% 50,00% 188359 Total comprehens ive income ,088 13 807 12 134 ) 295 ,936 ,14 ) (1 , (1 , 1,273 871 Divi Hipercard Netdendosincomee Juros sobre o Banco Múltiplo Capital Próprio SA Prescritos 14 ,088 ,088 1 14 87 Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 14,95973 To talOther do comprehensive Resultado Abra income ngente for lhe period 11 4 .382 .506) 1 ( (1 ,295) (1 (393 ,134)) 5.4 1,273 (14,.899152) 448 (15 ,.347152) Appropriations: ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lega Lucro Líquidol reserve Consolidado 640 (640) 5.414 5.414 448 5.862 ltaüSt Outros ResultadosatutoryCorretora reserve deAbrangentes Valores SA (515 393 ) ) Real Brasil Corretora 10 ,103de Titu las e Valores(10,103)(1 506) Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Total—06/30/2021 143 ,3414 55 154 ,697 5, ,158 54 795) (7, 19 90 ,729 (528) 1,990 (370) (1 ,527) 11,060 Ch ltaúange in theSeguros eeriod SA Real {6 419) 379Brasil {336) 7 811 Seguros {1 218) 100,00%4 {1157) 100,00% 1 297 361100,00% {472) 100,00% {111) TotalReserva Legal- 01/01/2022 ) 864 ) ) ,161 66 531 (2, 400164 ,152 ,476 393 486 6, 90 ,729 (528) 2,250 270 (1 , (8, (270) 11,612 Transactions ltaúReservas Unibanco Estatutárias with owners SA Real 457Brasil (162) 3.784 Instituição Financeira 100,00% 100,00% (3.784) 295100,00% (1,281) 100,00% (986) Result of deliverv of treasurv shares 19 , 20 457 64 521 521 ltRecognilion Dividendos aú Vida e ofPrevidência share-based payment SA plans 87 ) Real Brasil (226) Previdência Complementar 100,00% 100,00% (439) (439)(226)100,00% ( 100,00% ( (226)528) (lncrease) / Decrease to lhe owners of lhe parent company ) (994 2d 1, 3 (1 ,281) (1 (,994)281) D Luizacred ividendsJuros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) 994 Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% (301) 50,00% (301) Saldoslnterest onemcapital31 /03/2021 (4, 041) 44. .2 034 1 .529) ) 953 369 .021 140 .152 348 15 97.148 (533) (1 . ( 7.655 (8 .312) (4,041) 11 .979 (4,041) Unclaimed dividends and lnterest on capital 79 79 79 Muta Redecard ções no Per Instituição fodo de Pagamento SA 382 02) 3 .1 Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 3.776100,00% 866 100,00% 4.642 Cor orate reorganizat ion 2d 1, 3 (775) (775) (775) Other 3,——- Saldos em 01 /01 /2022 .0557 155 7 1.486 8 .576 ) .213) 90.729 (528) 2.247 368 (2.263) ( 6.010 ( 144.554 368 11 .022 368 No Exterior TotalTransações comprehens com osive i Acionistasncome ,039 792) 14 (2,) 585(2, 1.38 7) 449 (335) (6) (224) 8,432114 (1.501 596) ( 9,028 Net income 14 ,107 ,107 14 596 14 ,703 ltaú Corpbanca Colombia SA Peso Colombiano Colômbia Instituição Financeira 55,65% 49,30% 55,65% 49,30% Othe Resul r ta comprehensive do da Entrega de Ações em income for lhe periodTesouraria 1 5 449 62 (68) (2,585) (6) (2,792) (224) (5,675)51 1 (5,675)511 Appropriations: Banco ltaú (Suisse) SA Franco Suiço Suíça Instituição Financei ra 100,00% 100,00% 100,00% 100,00% Lega Reconhecimento l reserve de Planos de Pagamento Baseado em Ações ) (397 723 (723) (397) (397) Statutory reserve (9, 354) 9,354 (Aumento )/ Redução de Participação de Acionistas Controladores 15 1 .501) (1.501) ( TotalBanco ltaú- 06/30/2022Argentina SA 19Peso Argentino 75 167 ,848 ,626 157 ,831 ,222 10 ) 617) {8, 492 985 ) 90 ,729 Argentina (71) 2,088 Instituição Financeira {4, {1 , 100,00% 3,739 100,00% 100,00% 100,00% Ch Reo arganização nge in the ee Soc riodietária 2cXIV, 3 2) 8 (16 2) 457 9 670(882) !2 585) (6) !2 792) (224) 4 358(882) (986) 3 372(8 Outros 1)Banco ltaúlncludes (3l the shareParaguay in other comprehens SA ive incarne of investments in associates and joint ventures related to financial assets at Guarani fair value through other comprehens ive i Paraguaincarne Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 2) lncludes cash flow hedge and hedge of net investment in foreign operation 3) lncludes Argenti Divi Banco ltaúdendos e JurosUruguay na ·ssobre ohyperinflati Cap SAon ital Próprio adjustmentPrescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Totalltau doBank, Ltd.Resultado Abrangente Real 60 (4.) 28 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 TheLucro Líquidoaccompanyi ngConso notes arelidadoan integral pari of these consolidated financial statements 43 6.7 6.743 7.032 289 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar .(4 60 ) ) 299 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias (4.51 .6) 516 4 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) .3.902 1.490 729 ) 1 15 1.912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 19

ltaú Uni banco Holding S.A. Consolidated Statement of Cash Flows (ln mil/ians of reais) Note 01/01 to 01/01 to 06/30/2022 06/30/2021 Adjusted net income 61,987 28,668 Net incarne 14,703 14,959 Adjustments to net income: 47,284 13,709 Share-based payrnent (158) (280) Effects of changes in exchange rates on cash and cash equivalents 30,615 (2,315) Expected loss frorn financial asseis and clairns 13,961 3,785 Incarne frorn interest and foreign exchange variation frorn operations with subordinated debt (549) 5,511 Provision for insurance and private pension 5 ,440 5,069 Depreciation and arnortization 2 ,356 1,946 Expense frorn update / charges on lhe provision for civil, labor, tax and legal obligations 769 434 Provision for civil, labor, tax and legal obligations 1,849 2,328 Revenue frorn update / charges on deposits in guarantee (534) (147) Deferred taxes (excluding hedge tax effects) 24b 400 3,123 Incarne frorn share in lhe net incarne of associates and joint ventures and other investrnents (296) (830) Incarne frorn financial asseis—at fair value through other cornprehensive incarne 992 605 Incarne frorn interest and foreign exchange variation offinancial asseis at fair value through other cornprehensive incarne (6,643) (5,026) Incarne frorn interest and foreign exchange variation of financial asseis at arnortized cosi (1,500) (583) (Gain) / loss on sale of investrnents and fixed asseis (6) (575) Other 23 588 664 Change in assets and liabilities 26,863 (17,589) (lncrease) / decrease in assets lnterbank deposits 11 ,614 1,636 Securities purchased under agreernents to resell 1,244 68,063 Cornpulsory deposits with lhe Central Bank of Brazil (559) (8,158) Loan operations (50,459) (22,988) Derivatives (asseis/ liabilities) 1,526 (8,156) Financial asseis designated at fair value through profit or loss (10,054) (2,285) Other financial asseis (1,056) 2,121 Other tax asseis 161 2,252 Other asseis (6,531) 1,356 (Decrease) / increase in liabilities Deposits (21 ,679) (15,509) Deposits received under securities repurchase agreernents (7,529) (38,153) Funds frorn interbank rnarkets 82,238 (2,653) Funds frorn institutional rnarkets 3 ,000 (3,695) Other financial liabilities 11 ,842 6,048 Financial liabilities at fair value throught profit or loss (26) (22) Provision for insurance and private pension 497 (7,437) Provisions 1,225 1,788 Tax liabilities (11) (909) Other liabilities 15,149 13,111 Payrnent of incarne tax and social contribution (3,729) (3,999) Net cash from / (used in) operating activities 88,850 11,079 Dividends / lnterest on capital received frorn investrnents in associates and joint ventures 39 407 Cash upon sale of investrnents in associates and joint ventures 626 Cash and Cash equivalents, net of asseis and liabilities arising frorn lhe spin-off of XP lnc (1 0 ) Cash upon sale of fixed asseis 22 129 Mutual rescission of intangible asseis agreernents 64 (Purchase) / Cash frorn lhe sale of financial asseis at fair value through other cornprehensive incarne 874 1,548 (Purchase) / redernptions of financial asseis at arnortized cosi (47,045) (10,257) (Purchase) of investrnents in associates and joint ventures (528) (15) (Purchase) of fixed asseis (853) (610) (Purchase) of intangible asseis 14 (2,963) (2,298) Net cash from / (used in) investment activities (50,453) (10,416) Funding frorn institutional rnarkets 2,729 Redernptions in institutional rnarkets (8,705) (14,157) Change in non-controlling interests stockholders (1,281) (1 ,314) Result of delivery of treasury shares 453 510 Dividends and interest on capital paid to non-controlling interests (301) (29) Dividends and interest on capital paid (3,229) (3,202) Net cash from / (used in) financing activities (13,063) (15,463) Net increase / (decrease) in cash and cash equivalents 2dlll 25,334 (14,800) Cash and cash equivalents at lhe beginning of lhe period 109,687 105,823 Effects of changes in exchange rates on cash and cash equivalents (30,615) 2,315 Cash and cash equivalents at the end of the period 104,406 93,338 Cash 33,839 39,837 lnterbank deposits 6 ,358 6 ,273 Securities purchased under agreernents to resell—Collateral held 51 ,209 47,228 Voluntary investrnents with lhe Central Bank of Brazil 13,000 Additional inforrnation on cash flow (Mainly operating activities) lnterest received 107,756 59,321 lnterest paid 44,193 29,475 Non-cash transactions Loans transferred to asseis held for sale Spin-off of XP lnc. investrnent 9,975 Dividends and interest on capital declared and not yet paid 3 ,376 2,817 The accompanying notes are an integral pari of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 20

ltaú Unibanco Holding S.A. Consolidated Statement of Added Value (ln mil/ians of reais) 01/01 to 01/01 to 06/30/2022 06/30/2021 Incarne 113,945 81,684 lnterest and similar 99,177 61 ,282 Commissions and Banking fees 22,896 20,065 lncome from insurance and private pension operations before claim 2,834 1,996 Expecled loss with Other financial asseis (13,235) (2,932) Other 2,273 1,273 Expenses (61,555) (29,074) lnterest and similar (55,535) (24,271) Other (6,020) (4,803) Inputs purchased from third parties (9,641) (9,825) Materiais, energy and others (258) (192) Third-Party and Financial System Services, Security and Transportation (3,569) (3,485) Other (5,814) (6,148) Data processing and telecommunications (1,958) (1,911) Advertising, promotions and publication (773) (435) lnslallations (490) (481) Travei expenses (79) (17) Other (2,514) (3,304) Gross added value 42,749 42,785 Depreciation and amortization (2,695) (2,563) Net added value produced by the company 40,054 40,222 Added value received through transfer—Results of equity method 296 830 Total added value to be distributed 40,350 41,052 Distribution of added value 40,350 41,052 Personnel 13,575 12,922 Direct compensation 10,712 10,206 Benefits 2,389 2,233 FGTS—government severance pay fund 474 483 Taxes, fees and contributions 11,500 12,863 Federal 10,653 12,073 Municipal 847 790 Return on third parties’ capital—Rent 572 308 Other 572 308 Return on capital 14,703 14,959 Dividends and interest on capital 4,041 3,419 Relained earnings altributable to conlrolling shareholders 10,066 10,669 Relained earnings altributable to non-conlrolling shareholders 596 871 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 21

Itaú Unibanco Holding S.A. Notes to the Consolidated Financial Statements At 06/30/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 06/30 of 2022 and 2021 for income statement (In millions of reais, except when indicated) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participaçőes (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on August 08, 2022. Note 2—Significant accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statement of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The presentation of the Statement of Cash Flow comparison was reviewed to equalize the current disclosure criterion. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 22

b) New accounting standards changes and interpretations of existing standards I—Accounting standards applicable for period ended June 30, 2022 There were no new accounting standards for the current period. II—Accounting standards recently issued and applicable in future periods •IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features.• •Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model. •Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: •Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows. Risk Adjustment: estimate of offset required for differences that may occur between cash flows.• •Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract. •Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. •Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. •Amendments to IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. •Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 23

c) Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impacton the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	Note 2c I and Note 3
Fair value of financial instruments	Note 2c II and Note 28
Effective interest rate	Note 2c III, Notes 5, 8, 9 and 10
Change to financial assets	Note 2c IV, Notes 5, 8, 9 and 10
Transfer and write-off of financial assets	Note 2c V, Notes 5, 8, 9 and 10
Expected credit loss	Note 2c VI, Notes 8, 9, 10 and 32
Goodwill impairment	Note 2c VII and Note 14
Deferred income tax and social contribution	Note 2c VIII and Note 24
Defined benefit pension plan	Note 2c IX and Note 26
Provisions, contingencies and legal obligations	Note 2c X and Note 29
Technical provisions for insurance and private pension	Note 2c XI and Note 27

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING's involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

III - Effective interest rate

For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

IV - Modification of financial assets

The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 24

V—Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. VI—Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: •Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. •Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. •Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. •Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. •Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using absolute and relative triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 25

VII—Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. VIII—Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies. IX—Defined benefit pension plans The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. X—Provisions, contingencies and legal obligations ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts. XI—Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 26

d) Summary of main accounting practices I—Consolidation I.I—Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29—Financial Reporting in Hyperinflationary Economies. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 27

ITAÚ UNIBANCO HOLDING S.A. Demonstração Consolidada das Mutações do Patrimônio Liquido lnterest in voting capital % lnterest in total capital % < ,2> lncorporation (Em milhões de reais) Functional Currency 1 Activity Country Pa 06/30/2022 rticipaçã o % no capital 12/31/2021 votante Participa 06/30/2022 ção % no capital12/31/2021 total País de ln Brazil Moeda Funcional 11•21 Atividade Consti tuição Atribu i do à Participação dos Acio nistas Controladores Banco ltaú BBA100 .00% 2 1 S.A Real Brazil Financial institution Outros Res ultados Abrangentes 31/03/2022 100 .00% 31 /12/20100 .00% 31 /03/2022 100 .00% 31 /12/2021 Banco ltaú Consignado S.A.100 .00% 100 .00% 00% 100 . Real Brazil Financial institution Total PL- 100 Total.00%PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Banco ltaucard S.A. 100 .00% 100 100 .. 00% Real Tesouraria Braz il Capital Luc ros Financial institution 00% Acumulados Con troladores Cont 100ro .00%ladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Banco ltauleasing S.A. !3l 100 00% ..00% 100 Real Brazil FinanciaVe l institution nda m Emprego no Exterior “’ Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosCia. ltaúem de01Capital /01 /2021 ização .100 .00% 100 100 00% 00% . .919) 136.59 7 6.27 74 .3 40 3 2 734 Real 97.148 ( Braz 907) il 2. 323 Premi um Bonds (1.531) ( 100.00%11 .113 147.706 Di Ban bensco ltaucard Leasing S.A.—SA Arrendamento Mercant il Real Brasil Instituição Financei ra 100,00% 100,00% 100,00% 100,00% Transações com os Acionistas 100 ..100 100 00% 00% 00% . Real Braz 374 il (302) Leasing 72 100.00% 505 577 Banco ltau Resultado da leasing Entrega de SAAções l3 em l Tesouraria 1 5 Real 374Brasil 192 Instituição Financeira 100,00% 566 100,00% 566 Financeira ltaú CBD S.A. Crédito, Financiamento e Investime nto Real Brazil Consumer finance credit 50.00% 50.00% 50 .00% 50.00% Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações(494 494 ) ) Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Hipercard Banco Múltiplo S.A. 00% 100 100 ..00% Real Brazil Financial institution 100.00% 100.00% (Aumento)/ Redução de Participação de Acionistas Controladores 15 505 505 OutrosltaúDibens Corretora Leasingde SAValores-ArrendamentoS.A. Mercantil 00% 100 .100 .00% ) ) 1 (1 RealReal Braz Brasilil Arrendamento Secu rities Broker Mercantil 100 100,00%.00% 100,00% (100,00% 100.00% 100,00% (1) Reversão ltaúFinanceira Seguros de Dividendos ltaú CBD S.A. ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados .100 00% e Investimento após período anter ior RealReal Braz Brasilil Sociedade 166 lnsurance de Crédi to 100 50,00% .00% 50,00% 166 50,00% 100.00% 100 50,00% .00%188 Divi ltaúHipercard dendosUnibanco S.A.e Juros sobre o Banco Múltiplo Capital Próprio SA Prescritos 100 ..00% 00% 100 100 .00% RealReal Braz Brasilil Instituição Financial institution Financeira 100,00% 100,00% 73 100,00% 73 100.00% 100,00% 73 Toltaú Vida etal do Resultado Previdência Abrangente S.A 1 .899 4 4 1 .506 ) 393 100 . Real Brazil Pension plan( ) 1.100 382 .00% ( 100 5.4 .00% 100.00% 448 5 00%.347 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 Luizacred S.A. Sociedade de Crédito, Financiamen to e Investimen to Real Brazil Consumer finance credit 50.00% 50.00% 50 .00% 50.00% ltaüOutros ResultadosCorretora deAbrangentes Valores SA 393 506 ) (515) ) Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Redecard Instituição de Pagamento S.A. 100 ..100 .00% 00% 00% 100 Real Brazil Acquirer 100.00% ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Foreign Reserva Legal 270 (270) ltaúltaúReservas Co UnibancorpBanca Estatutárias SA Co lombia S.A. Colomb Realian peso Colomb Brasilia 3.Instituição Fin 784 ancial institution Financeira 55 100,00%.65% 100,00% 49 (3.784) .30% 100,00% 55.65% 100,00%49.30% Banco ltaúltDi aúvidendos Vida e (Suisse) Previdência S.A SA ) 87 .100 00% Swiss fr Realanc Switzer Brasilland Previdência Financial Complementar institution 100 100,00%.00% 100,00%100 (439).00% (439)100,00% 100.00% ( 100,00% (528) Juros sobre o Capital Próprio (994) 994 ) ( (994) BancoLuizacred ltaú SAArgen Sociedade tina S.A. de Crédito, Financiamento e Investimento 00% .100 Argent Realine peso Argen Brasiltina Sociedade Financial institution de Crédi to 100 50 .00%,00% 50,00% 50,00%100.00% 100 50,00% .00% Saldos em 31 /03/2021 .529) .1 140 ) 2 348 .152 .953 44. 369 021 034 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta BancoRedecard çõesltaú no Per Instituição Paraguay fodo S. deA. Pagamento SA 00% 100 100 .00% 100 00% .. .776 3 382 .02) 3 1 GuaraniReal Par374aguayBrasil ( 4.219Fin ancia Adquirente l institution (1.506) 2 100,00% (393) 100,00% 100,00% 100.00% 866 100,00% 4.642 Saldos Banco ltaú em 01 Ur /01/2022 uguay S.A. 00% 100 100 ..00% 00% .100 57 1.486 .213) 7 .576 8 155 ) .05 Uruguayan peso90.729 Ur (528) uguay 2.247 Fin ancial institution (2.263) ( 6.010 ( 144.554 100.00%11 .022 No Exterior Transações ltau Bank com os, Ltd. Acionistas 100 00% ..00% 100 38 7) Real Cayman 449 lslands (335) Financial institution 114 100.00%(1.501) 100 (1. .00% ltaultResul aú BBACorpbanca tado ln daterna Entrega de Ações em tional pieColombia SATesouraria 1 Peso5 US..00% .100 00% 00% 100 100 ColombianoDollar United Kin Colômbia 449 gdom 62 Instituição Financial institution Financeira 55,65% 49,30% 51 155,65%100.00% 49,30% 511 Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco (397) Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) ltau BBA USA Securities lnc . US Dollar00% 00% 100 .00% 100 .100 . United States Securities Broker 100.00% (Aumento)/ Redução de Participação de Acionistas Controladores 15 .501) 1 (1.501) ( ltaúBanco ltaúCorpBanca Argentina !4l SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV Ch , 3 ilean peso82) 8 Ch ile (882)Financial institution 55.96% 56.60% (882) 55.96% 56.60%(1) AIIOutros Banco ltaúoverseas (3l officesParaguay of ITAÚ SAUNIBANCO HOLDING have the sarne functional currency as the parent company, Guarani exc ept for CorpBanca New York Branch and ltaúParaguai Unibanco S.A. MiamiInstituição Branch, whi Financeich uses thera US dollar. 100,00% 100,00% 100,00% 100,00% 40 40 40 2)Divi Banco ltaúOndendosJanuary 1,e JurosUruguay 2022,sobre othe Cap functional SAital Próprio currency Prescritos of the units ltaú Uni banco S.A. Mi ami Branch and ltaú BBA PesoUSA Securiti Uruguaio es lnc. w as changed from reais into dollars due Uruguai to the modification Instituição in the scope Financei of ac rati vity and the main economic environment 100,00% in which the units operate.100,00% 77 100,00% 77 100,00% 77 3) Company incorporated by Dibens Leasing S.A.—Arrendamento Mercantil at 03/31/ 2022. Total do Resultado Abrangente ) 60 (4. 28 46 (4) 1) ( 6.743 2.444 289 2.733 4) lt ITAÚ UNI BANCOau Bank, Ltd. HOLDING contrais ITAÚ CORPBANCA dueto the shareholders’ agreement. Real Ilhas Cayman Instituição Financei ra 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 43 6.7 6.743 289 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar 60 299.(4) )Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4 (4.51 6) 516 . 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) .3.902 1.490 729 ) 1 15 1.912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 28

I.II—Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. I.III—Goodwill Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of Goodwill and Intangible assets is described in Note 14. I.IV—Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders’ equity. II—Foreign currency translation II.I—Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II.II—Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders’ equity. III—Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. IV—Financial assets and liabilities Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 29

IV.I—Initial recognition and derecognition Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are partially or fully derecognized when: the contractual rights to the cash flows of the financial asset expire, or • •ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition. The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. IV.II Classification and subsequent measurement of financial assets Financial assets are classified in the following categories: •Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. •Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. •Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed.• •The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 30

Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: •In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income. •In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING ‘s right to receive such dividends is assured. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 31

•Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. •Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. •Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. •Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated. •Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly. •Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 32

The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. IV.III—Classification and subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: •Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. •Loan commitments and financial guarantees: see details in Note 2d IV.VlIl. Modification of financial liabilities A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. IV.IV—Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV.V—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: • Their characteristics and economic risks are not closely related to those of the main component. The separate instrument meets the definition of a derivative.• •The underlying instrument is not booked at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 33

These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: •The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income. •The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: •The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge. •The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 34

Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: •The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income. •The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. IV.VI—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. IV.VII—Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. IV.VIII—Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. V—Investments in associates and joint ventures V.I—Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. V.II—Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 35

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. VI—Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. VII—Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. VIII—Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 36

ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. The breakdown of Goodwill and Intangible assets is described in Note 14. IX—Assets held for sale Assets held for sale are recognized in the balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. X—Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV. XI—Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 37

Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. XII—Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 38

Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Balance Sheet with respect to a defined benefit plan and corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. XIII—Share-based payments Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). XIV—Provisions, contingent assets and contingent liabilities These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: • in which liabilities are recognized in the balance sheet under Provisions.Probable: • which are disclosed in the Financial Statements, but no provision is recorded.Possible: •Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. XV—Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 39

XVI—Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. XVII—Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. XVIII—Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. XIX—Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking, (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. XX—Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 40

•Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines. •Current account services: substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC, withdrawals from demand deposit account and money order. •Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. •Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. •Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided. •Collection services: refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Note 3—Business development Itaú CorpBanca Colombia S.A. ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.’s capital for the amount of R$ 2,219, and now it holds 99.46% . The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations. Non-controlling interest in XP Inc. During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021. On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participaçőes Ltda., acquired a minority interest equivalent to 11.36% of XP INC’s capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income. On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC’s capital, for the amount of R$ 867 and their fair value of R$ 901. Itaú CorpBanca ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 41

At the Extraordinary Stockholders’ Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA. On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96% . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 42

Note 4—Interbank deposits and securities purchased under agreements to resell 06/30/2022 12/31/2021 Current Non-current Total Current Non-current Total Securities purchased under agreements to resell 111 172,807 47 172,854 168,937 774 169,711 Collateral held 64,812 44 64,856 54,187 774 54,961 Collateral repledge 102,305 3 102,308 103,968 103,968 Asseis received as collateral with right to sell or repledge 1,882 1,882 22,139 22,139 Asseis received as collateral without right to sell or repledge 100,423 3 100,426 81,829 81 ,829 Collateral sold 5,690 5,690 10,782 10,782 lnterbank deposits 46,346 5,779 52,125 64,049 5,885 69,934 Voluntary investments with lhe Central Bank of Brazil 13,000 13,000 5,800 5,800 Total 121 232,153 5,826 237,979 238,786 6,659 245,445 1) The amounts of R$ 4,768 (R$ 9,266 ai 12/31/2021 ) are pledged in guarantee of operations on 83 S.A.—Brasil, Bolsa, Balcăo (83) and Central Bank of Brazil and lhe amounts of R$ 107,998 (R$ 114,750 ai 12/31/2021 ) are pledged in guarantee of repurchase commitment transactions. 2) lncludes losses in lhe amounts of R$ (8) (R$ (15) ai 12/31/2021 ). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 43

Note ITAÚ UNIBANCO 5—Financial HOLDING S.A. assets at fair value through profit or loss and designated at fair value through profit or loss—Securities Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total a) Financial assets at fair value through profit orMoeda loss Funcional—Securities 11•21 Atividade Consti tuição Atribu i do à Participação dos Acio nistas Controladores 21 12/20 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 0/2022 /3 06 12/31/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real BrasilAdj ustments to FairInstituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge Ad j ustments100,00% to Fair100,00% 100,00% Cost Ve nda Fairva m lEmprego ue no ExteriorCost “’ Fairva lue Banco ltaú Consignado SA Real BrasilValue (in lncome) Instituição Financeira 100,00% Value 100,00% (in lncome) 100,00% 100,00% SaldosBancoemltaucard 01 /01 /2021 SA 6.27 7 2 734 3 .919) 4 136.59 .40 3 7 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações lnvestment com os Acion funds istas 139 (73 ,4 20 ,4) 10 30,144 374 (302) 29 20,130 72 9 505 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 374 192 566 566 1 Brazilian Reconhecimento government de Planos de Pagamento secur Baseado em Ações1, 2,027 22 755 494 ) (494) ities < > 223,1 58 ( (1 ,1 31 ) 223,529 (1,774) 22 (494) Cia. ltaú de Capitalização Real Brasil Capitalização 100,00% 100,00% 100,00% 100,00% (Aumento)/ Redução de Participação de Acionistas Controladores 15 505 505 OutrosDibens Governmen Leasing SAt securi-Arrendamento ties—abroad Mercantil 397 1 ) 585, 95 8, 1 ) ) (1 <1> Real Brasil Arrendamento ( Mercantil 8,302 100,00% 100,00% (20)(100,00% 100,00% 5,561 (1) Reversão FinanceiraArgent de Dividendos ltaúina CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real 2,852 Brasil Sociedade 166 (49) de Crédito 2,803 50,00% 901 50,00% 166 2950,00% 50,00% 930188 Divi Hipercard dendos e BancoJuros sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal Chi do Resultado le Abrangente 5 1 4 .347 1 .5061 ) .382 ) 393 1, 030 (2) ( 1,028 839 ( 5.4 4.899 (2) 448 837 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOutros Co Corretora Resu lombia ltados deAb rangentes Valores SA ) 393 (515 506 ) ) Real 708 Brasil Corretora de(30) Titu las e Valores(1 Mobiliários 678 1.382 100,00% 1,071 ( 100,00% (515)(12)100,00% 100,00% 1,059 Destinaçoes: ltaú Un Segurosiled Sta SAtes Real 3,470 Brasil (11)Seguros 3,459 100,00% 2,706 100,00% (35)100,00% 100,00% 2,671 Reserva Legal 270 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Mexico 15 (2) 13 19 19 ltDi aúvidendos Vida e Previdência SA 87 ) Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Luizacred Juros sobre oParaguay SACapital Sociedade Próprio de Crédito, Financiamento e Investimento (994) 994 ) Real 30 Brasil Sociedade de Crédito 30 50,00%10 50,00% ( 50,00% 50,00% (10994) Saldos em 31 /03/2021 021 .529) 348 2 .953 369 44. 034 ) 1 .152 140 . 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta RedecardPeruções no Per Instituição fodo de Pagamento SA 1 3 ..776 382 02) 3 Real 7 374Brasil ( 4.219 Adquirente (1.506) 7 2 100,00% 8 (393) 100,00% 100,00% 866 100,00% 4.642 8 SaldosNo Exteriorem 01 /01 /2022 .576 8 ) ..213) 155 7 1.486 .0557 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações Uruguay com os Acionistas 1.38 7) 285 449 (335) (1) 284 27 114 (1.501) ( 27 lt Corpor Resul aú Corpbanca tado daate Entrega de secu Colombia Ações rities em SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 <1> 346 90868 ,443 ) (3, 16 ,14,4 116 1 112,535 (1,878) 1 Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento Shares )/ Redução de Participação de Acionistas Controladores 15 19 , 574) 432 (1, ,16 14,858 20,293 (936) (1.501) (3571.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 8 2) 8 (882) (882) ( Outros BancoRural(3l ltaú product Paraguay noteSA Guarani 3,538 Paraguai Instituição 30 Financei ra 3,568 100,00% 6,752 100,00% 100100,00% 100,00% 6,852 40 40 40 Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Bank deposit certificates 344 344 150 150 Totalltau doBank, Ltd.Resultado Abrangente Real 60 (4. 28 ) Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro LíquidoReal es Conso talelidadoreceivab les certificates 1,146 7 43 1, 075 (72) 1,074 6.743 6.(63) 289 1,012 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar 60 ) ) 299(4 . Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USADebentures Securities lnc. Dólar 69,445Estados Unidos Corretora (2, de Títulos e Valores094) Mobiliários67,351 66 100,00% ,730 100,00% (942) 100,00% 65 100,00% ,788 Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Eurobonds Estatutárias and other 5,355 5,2 53 516 4 (4.51 6) . (221) 5,134 5,293 (40) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/ Financial 01 /2022 bills, a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities 15 lnc.,149fo i alterada de reais para dólar devido a(27)mudança no escopo 15 de,122atuação e ambiente econômi 1 O, 128co principal no qual as unidades operam (17) . 1 O, 111 Juros sobre o Capital Próprio ) 9541. 1.954 ) ( (1 .954) (3)SaldosEmpresa em 31/03/2022 incorporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) 729 .1 912 1. 61.082 (2.217) (1.490) (7.273) 144.393 29 9.509 4,684153.902 Promi ssory and commercial notes 3,375 15 3,390 4,655 Mutações no Perfodo 449 (3356741.)) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inc Other lui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para1, Ven 659da. 1, 691, 4 270 35 (9) 1,261 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) To Inclui ta efeitos l da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , 378,1423 (3, 663) 868(5, 65 ) 372,274 ,586 361,923 As1)notas expli Financial cativas sãoasseisparte integrante at fairdas demonst valueraçõesthrough contábeis profit or loss—Secur ities pledged as Guarantee of Funding of Financial lnstitutions 50 90,38 7 , and Customers were: a) Brazilian government securities R$ (R$ 11 6 at 12/31/2021 ), b) Government securities—abroad R$ 880 (R$ 171 at 12/31/2021) and c) Corporate securities R$ 12,788 984 02 575 15 12/31/2 52, , (R$ at 12/31 /2021), totaling R$ (R$ 66,271 at 1). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 44

The cosi and fair value per maturity of Financial Asseis at Fair Value Through Profit ar Loss—Securities were as follows: 06/30/2022 12/31/2021 Cost Fair value Cost Fair value Current 125,047 122,368 78,151 77,057 Non-stated maturity 38,041 35,734 33,781 32,853 Up to one year 87,006 86,634 44,370 44,204 Non-current 253,095 249,906 287,435 284,866 From one to five years 178,232 177,359 212,424 211 ,325 From five to ten years 51 ,620 50,586 51 ,434 50,688 After ten years 23,243 21 ,961 23,577 22,853 Total 378,142 372,274 365,586 361 ,923 Financial Assets at Fair Value Through Profit or Loss—Securities include assets with a fair value of R$ 202,892 (R$ 197,648 at 12/31/2021) that belong to investment funds wholly owned by Itaú Vida e Previdęncia S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b)Financial assets designated at fair value through profit or loss—Securities 06/30/2022 Adjustments to Fair Value (in Cost Fair value lncome) Brazilian externai debt bonds 2,714 33 2,747 Total 2,714 33 2,747 12/31/2021 Adjustments to Fair Value (in Cost Fair value lncome) Brazilian externai debt bonds 3,075 (31) 3,044 Total 3,075 (31) 3,044 The cost and fair value by maturity of financial assets designated as fair value through profit or loss—Securities were as follows: 06/30/2022 12/31/2021 Cost FairValue Cost FairValue Current 2,192 2,229 1,474 1,458 Up to one year 2,192 2,229 1,474 1,458 Non-current 522 518 1,601 1,586 From one to five years 522 518 1,601 1,586 Total 2,714 2,747 3,075 3,044 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 45

Note 6—Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures—Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards—Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps—Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options—Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives—Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,251 (R$ 11,011 at 12/31/2021) and was basically comprised of government securities. Further information on parameters used to management risks, may be found in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 46

a)ITAÚDerivatives UNIBANCO HOLDING S. Summary A. Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Atividade See belowdate .the compo sition ofthe Derivative financial instruments portfolio (assets andConsti liabilitituiçãoes ) by type of i Atribui do à Participaç nstrume ão dos n At,ciostated nistas Cont fairroladoresvalue and maturity 12/20 21 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para06/ra30 Benefícios/2022 P ós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosBancoemltaucard 01 /01 /2021 SA 7 136.59 734 74 .2 40 6.27 3 .919) 3 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações com os Acionistas Fair value 11> % 374 0-30(302) 31-90 91-180 181-365 366-720 72 Over505720 days 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 374 192 566 566 Cia. ltaú de Capita Assets Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações494 ) Real Brasil ( Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosSwaps—adjustme nt receivable (1 1 ) ) 1, 06 1,6 409 42,761 54.4% 386 7,312 7,152( 24,896(1) Reversão Financeira Option de ag Dividendos ltaú CBDreeme ou Juros sobre o Capi SAnts Crédito, Financiamento tal Próprio Declarados 92 ,81, 8 92 351,6 67 10 1 e Investimento após período anter ior Real 13.8% Brasil Sociedade 166 de Crédito 5,133 50,00% 1,206 50,00% 16650,00% 50,00% 832188 Divi Hipercard dendos e BancoJuros sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To Forwards tal do Resultado Abrangente 4 4 .899 1 ) .5061 ) 393 8 12 43 7 ,708 13, 95 17.7% ( 442 1.382 ( 38 5.4 2 448 3315.347 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 Credit ltaüOutros ResultadosCorretora derivat deAbrangentes Valoresives SA 393 ) 506 ) 0.3 % Real212 Brasil Corretora de Titu las e Valores(1 Mobiliários 61.382 100,00% ( 4100,00% (515)100,00% 4 100,00% 1(515 98) Destinaçoes: ltaúNDF—Seguros Non SADeliver able Forward 1,7 30 80 ,5 50 2,9 10Rea ,213l 13.0% Brasil Seguros 1,4 33 100,00% 2 100,00% 960100,00% 100,00% 560 Reserva Legal 270 (270) Oth ltaúReservas Unibanco er Derivative Estatutárias SA Financial lnstruments 0.8 % Real624 Brasil 31 1 3.784 Instituição Financeira 10 9 100,00% 5100,00% (3.784) 100,00%33 100,00% 256 ltDi aúvidendos Vida e Previdência SA 87 ) Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Luizacred Total Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) (994 994 ) .0% 4 ,693 17 100 778, 78Real,660 Brasil Sociedade de Crédi 5,183 to 50,00% 11 ,115 50,00% ( 8,822 50,00% 27 50,00%,073(994) Saldos em 31 /03/2021 021 348 953 ) 2 .529) 152 .140 1 034 .44. .369 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta %Redecard pe çõesr nomat Per Instituição fodourity date de Pagamento SA 3 382 3 ..776 02) 1 Real 374Brasil ( 22 .5% 4.219 Adquirente ( 6.6%1.506) 2 11.2% 100,00% (393)14.1%100,00% 11.2%100,00% 866 100,00% 34.4%4.642 SaldosNo Exteriorem 01 /01 /2022 .213) 8 155 7 1.486 .576 .0557 ) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações com os Acionistas 1.38 7) 449 (335) 114 (1.501) ( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 06/30 /2022 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento )/ Redução de Participação de Acionistas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA value Peso 11 Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Fair > % 0-30 31-90 91-180 181-365 366-720 Over 720 days Reorganização Societária 2cXIV, 3 8 2) 8 (882) (882) ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco ltaúLiabilitiesdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Totalltau doBank, Ltd.Resultado Abrangente Real 60 (4. 28 ) Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Swaps Lucro Líquido—Conso adjustment lidado payable (35,724) 47.943 6.7% 70 (5,) ) (1,1 43(3 473 ) (1,031) 6.743 (6,513) 289 (21 ,194 7.032 ) ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar .(4 299) ) 60 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Option agreements (15,366) 20(8 185 (4, 64.6% (1, 20829 ) 5) ) (2, (5 ,618) ) (881) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Forwards Reserva Legal (12,879) 17.3%6) 87 (12, 350 (2) (1) (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias (4.51 .4 6) 516 1) Cr Ted odas it as de dependências rivatives no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem (503 moeda) funcional0. igua 7 l a % da controladora, com exceção da CorpBanca New York Branch e ltaú Uni (5)banco S.A. Miami Branch (6)cuja moeda funcional é Dó(8)lar. (484) Dividendos (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) 1.954 ) ( (1 .954) (3)SaldosND EmpresaF—em Non31 in /03/2022corporada Delivera pela Oi bens Leasi ble Forward ng S.A.—Arrendamento Mercantil em 31 /03/2022.15 (9,876) 90.729 13.2% (79) 3) ) 68074 (1,) 912 1.1.490 1 3.902 729 .15 (2 ,648) 61.082 (2.217) ( (2, (7.273)(2 ,251) 144.393 (767) 9.509 (453) Muta Other ções no Derivative Perfodo Financial lnstrum ents (221) 0.3% 449 (335) (29) 4.024 (5)46 (4) (26(4) .281) (60) (66) (161)(1) (1 .513) ( (194 .674) ) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Total Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior (74,569) 100.0% (18 ,108)(7, 005(8, 23 ,10636(9,) 868) 4) (8,) 11 8) (3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As % per notas expli maturity cativas são parte da integrantete das demonstrações contábeis 24.3% 10 .9% 9.9% 11.9% 12.1% 30.9% 1) Compri ses R$ (444) pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 47

ITAÚ202 1UNIBANCO HOLDING S.A. 12/31/ Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total 18 81 1 3 1 0 Fair value (li % 0-30 -90 9 1- -365 366-720 Over 720 days Moeda Funcional 11•21 Atividade Consti tuição Atribu i do à Participação dos Acio nistas Controladores 21 12/20 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Assets Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Swaps—adjustment receiv able 38, Capital01Social4 55.0% 1,820 370em Obrigações de Convers 83 ão7de 2,596 7,341 25,050 Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Option agreements 252 51 ,599 913 1, 10 3, 1, 2 30.8% Ve nda m 5 Emprego no 3, Exterior788 “’ 683 754 Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos em 01 /01 /2021 7 40 3 734 4 136.59 6.27 .2 .919) 3 7 97.148 (907) 2. 323 (1.531) ( 11 .113 147.706 Ban Forwa co ltaucard rds SA 1, 167 Real3,111 4.5%Brasil 1,595 Instituição Financei ra 290 100,00% 56100,00% 100,00% 3 100,00% Transações com os Acionistas 374 (302) 72 505 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Cred Resultado it deri da Ent v rega de Ações atives em Tesouraria 1 5 242 0.4% 374 192 7 8 566 22 205566 Cia. ltaú de Capita N Reconhecimento DF—Non deDeliverablePlanoslizaçãode Pagamento Forwar Baseado em Ações494 (494) )d1, 207 5, 943 Real 8.6% Brasil ( 1,193 Capitalização 1,109 100,00% 1,053 100,00% 100,00% 752 100,00% 6(29494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosOther Derivative Financ ial lnstruments 1 ) 28 5 483 0.7% (1) 2 6 ( 25 165(1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Divi Totaldendos e Juros sobre o Capital Próprio Prescritos 261 6, 69,045 100.0% 15,492 6,031 5,632 73 8,8 73 26 26,80373 Hipercard Banco Múltiplo SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% To tal% perdo Resultadomaturity Abrangente date 4 5 .347 1 .899 4 1 1 ) .382 .506) 393 8.2 38.8% % 22.4% ( 9.1% 8.7% ( 5.4 12.8% 448 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA ) ) 506 (515) 393 Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 12/31/2021 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% ltDi aúvidendos Vida e Previdência SA 72 0 0 72 Fair value Real (li % Brasil 0-30 Previdência 31 Complementar -90 91-180 100,00% 181-365 100,00% (439) 366- (439) 100,00% Over (87) d 100,00%ays(528) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento (994) 994 ) Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) Saldos em 31 /03/2021 021 ) 369 034 348 .152 .140 1 953 44. .2 .529) 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Redecard Liabili ti esInstituição de Pagamento SA Real Brasil Adquirente 100,00% 100,00% 100,00% 100,00% Mutações no Perfodo 3 ..776 3 02) 382 1 374 ( 4.219 (1.506) 2 (393) 866 4.642 SaldosNoSwExterior apsem -01/01 ad /2022 j ustment payable 05 7 .213) 1.486 ) 8 057 562) 275 (1, (1,) (34,646)90.729 54.9% (528) 2.247 57 . (2.263) (638) (6).010 ( (2, 144. (6,554 944 ) 11 .022 (22,1 155 70 .576 ) Transações com os Acionistas 7) 1.38 449 (335) 114 (1.501) ( lt Opt Resul aú Corpbanca iontado daagreementsEntrega de Ações em Colombia SATesouraria 1 Peso5 479(7, 70) 247 (5,1) )(Colombiano 22,547) 35.7% Colômbia 449 62 (4,086) Instituição Financeira 55 ,65% (4, 49,30% (51 786 1 55,65% ) 49,30% (779 511) Banco ltaú (Suisse) SAFReconhecimento orwards de Planos de Pagamento Baseado em Ações Franco (397) 76 2) 2% 1. Suiço(762) Suíça ( Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acionistas Controladores 15 .501) 1 (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R Cr eorganização edit de Soc rivativesietária 2cXIV , 3 (198) 0.3% (882) (1) (1) (882)(8) (188 (882) ) Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco ltaúNDF—dendos e Non JurosUruguay sobre oDeliverable Cap SAital Próprio ForwaPrescritos rd Peso (4,8 Uruguaio 96) (1, 097 7.7% Uruguai (739) Instituição Financei {1 ,25ra6) (565) 100,00% 100,00% ) 77 (822 100,00% 77 ) 100,00%(417)77 Totalltau doBank, Ltd.Resultado Abrangente Real ) 28 (4. 60 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Other Lucro Líquido Der Conso ivative lidado Financial lnstruments (1 55) 43 6.7 0.2% (4) (2) (6) (5) 6.743 (36) 289 (102 7.032 ) lt Total Outros Resultadosau BBA lnternational Abrangentes pie (63, Dólar 20 4) 100.015310 ) 066 625 (9,) 656 {7, (23, (7 ,% Reino Unido Instituição Financeira 46 ) (4) (4 8).281)100,00% (60) (7, 100,00% {8, (4.299) 596 100,00% ) 100,00% (4.299)) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% lt %Reserva aüperCorpBanca Legalmaturity date Peso Chileno 37.4% 13 .6% Ch ile 11 .3% Instituição 350 Financeira 11 .2% 14.4% 55,96% 12.1%56,60% (350) 55,96% 56,60% 1) C Reservas ompr Estatutáriasises R$ (1,1 02) pegged to Libor . (4.51 .516 6) 4 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 ..954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) .3.902 1.490 729 ) 1 15 1.912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 48

b)Derivatives by index and Risk Factor Off-balance sheet Balance sheet account Adjustment to fair notional amount receivable / (received) value (in incarne/ Fairvalue (payable) / paid stockholders’ equity) 06/30/2022 Future contracts 899,568 Purchase commitments 272,640 Shares 7,930 Commodities 858 lnterest 245,059 Foreign currency 18,793 Commitments to sell 626,928 Shares 11,243 Commodities 2,679 lnterest 586,662 Foreign currency 26,344 Swap contracts 212 6,825 7,037 Asset position 1,262,000 17,591 25,170 42,761 Commodities 81 2 2 lnterest 1,213,949 15,604 24,227 39,831 Foreign currency 47,970 1,985 943 2,928 Liability position 1,262,000 (17,379) (18,345) (35,724) Shares 1,007 (57) 9 (48) Commodities 217 lnterest 1,199,752 (16,090) (17,376) (33,466) Foreign currency 61,024 (1 ,232) (978) (2,210) Option contracts 933,412 (4,734) 260 (4,474) Purchase commitments—long position 126,231 6,882 (2,363) 4,519 Shares 13,451 591 113 704 Commodities 971 65 26 91 lnterest 37,886 70 (6) 64 Foreign currency 73,923 6,156 (2,496) 3,660 Commitments to sell—long position 339,906 4,151 2,222 6,373 Shares 22,943 1,116 1,606 2,722 Commodities 507 96 (2) 94 lnterest 249,274 50 (44) 6 Foreign currency 67,182 2,889 662 3,551 Purchase commitments—short position 84,621 (7,608) 2,811 (4,797) Shares 13,393 (372) (71) (443) Commodities 748 (36) 7 (29) lnterest 1,494 (18) 5 (13) Foreign currency 68,986 (7,182) 2,870 (4,312) Commitments to sell—short position 382,654 (8,159) (2,410) (10,569) Shares 20,417 (699) (1,363) (2,062) Commodities 620 (100) (4) (104) lnterest 286,819 (97) 55 (42) Foreign currency 74,798 (7,263) (1 ,098) (8,361) Forward operations 29,223 1,115 (36) 1,079 Purchases receivable 7,298 7,620 (24) 7,596 Shares 909 909 (36) 873 lnterest 6,389 6,711 12 6,723 Purchases payable obligations (6,389) (6,389) lnterest (6,389) (6,389) Sales receivable 983 6,361 6,362 Shares 94 91 91 lnterest 331 6,270 6,270 Foreign currency 558 1 1 Sales deliverable obligations 20,942 (6,477) (13) (6,490) lnterest 5,939 (6,477) (10) (6,487) Foreign currency 15,003 (3) (3) Credit derivatives 24,090 (167) (124) (291) Asset position 9,385 180 32 212 Shares 1,012 27 2 29 lnterest 8,373 153 30 183 Liability position 14,705 (347) (156) (503) Shares 2,913 (42) (68) (110) lnterest 11,792 (305) (88) (393) NDF—Non Deliverable Forward 298,950 21 316 337 Asset position 146,210 10,034 179 10,213 Commodities 2,253 537 (78) 459 Foreign currency 143,957 9,497 257 9,754 Liability position 152,740 (10,013) 137 (9,876) Commodities 1,456 (771) 14 (757) Foreign currency 151,284 (9,242) 123 (9,119) Other derivative financial instruments 6,399 1 402 403 Asset position 5,806 175 449 624 Shares 685 42 42 Commodities 15 1 1 lnterest 5,106 175 85 260 Foreign currency 321 321 Liability position 593 (174) (47) (221) Shares 276 (4) (27) (31) Commodities 13 (4) (4) lnterest 291 (170) (9) (1 79) Foreign currency 13 (7) (7) Asset 52,994 25,666 78,660 Liability (56,546) (18,023) (74,569) Total (3,552) 7,643 4,091 Derivative contracts mature as follows (in days): notional amount’ 11 Off-balance sheet—O—30 31 -180 181—365 Over 365 days 06/30/2022 Future contracts 229,309 263,753 270,275 136,231 899,568 Swap contracts 31 ,273 116,095 335,914 778,718 1,262,000 Option contracts 515,734 308,567 81,235 27,876 933,412 Forwards (onshore) 12,555 15,065 1,269 334 29,223 Credit derivatives 7,697 1,688 14,705 24,090 NDF—Non Deliverable Forward 98,230 113,225 59,103 28,392 298,950 Other derivative financial instruments 218 368 648 5,165 6,399 1) Comprises R$ 255,083 pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 49

Off-balance sheet Balance sheet account Adjustment to fair notional amount receivable / (received) value (in income / Fairvalue (payable) / paid stockholders’ equity) 12/31/2021 Future contracts 857,781 Purchase commitments 470,895 Shares 14,627 Commodities 703 lnterest 429,862 Foreign currency 25,703 Commitments to sell 386,886 Shares 14,181 Commodities 3,308 lnterest 342,575 Foreign currency 26,822 Swap contracts (1,861) 5,229 3,368 Asset position 1,338,457 13,410 24,604 38,014 Commodities 2 lnterest 1,318,082 10,339 23,835 34,174 Foreign currency 20,373 3,071 769 3,840 Liability position 1,338,457 (15,271) (19,375) (34,646) Shares 497 (37) (3) (40) Commodities 130 (1) (1) lnterest 1,309,778 (13,331) (19,377) (32,708) Foreign currency 28,052 (1 ,903) 6 (1 ,897) Option contracts 1,621,736 154 (1,449) (1,295) Purchase commitments—long position 145,412 17,981 1,496 19,477 Shares 11 ,929 521 1,140 1,661 Commodities 471 20 20 40 lnterest 63,697 127 98 225 Foreign currency 69,315 17,313 238 17,551 Commitments to sell—long position 668,380 2,433 (658) 1,775 Shares 18,928 878 339 1,217 Commodities 306 9 (3) 6 lnterest 582,086 154 (148) 6 Foreign currency 67,060 1,392 (846) 546 Purchase commitments—short position 79,734 (17,595) (2,781) (20,376) Shares 14,045 (348) (1 ,185) (1 ,533) Commodities 274 (8) (1) (9) lnterest 3,284 (68) (48) (116) Foreign currency 62,131 (17,171) (1 ,547) (18,718) Commitments to sell—short position 728,210 (2,665) 494 (2,171) Shares 16,545 (648) (368) (1 ,016) Commodities 266 (19) 11 (8) lnterest 642,475 (227) 211 (16) Foreign currency 68,924 (1 ,771) 640 (1 ,131) Forward operations 26,129 2,362 (13) 2,349 Purchases receivable 1,016 1,186 (27) 1,159 Shares 948 948 (27) 921 lnterest 68 238 238 Purchases payable obligations (68) (68) lnterest (68) (68) Sales receivable 20,765 1,938 14 1,952 Shares 1,258 1,244 (1) 1,243 lnterest 694 694 Foreign currency 19,507 15 15 Sales deliverable obligations 4,348 (694) (694) lnterest 694 (694) (694) Foreign currency 3,654 Credit derivatives 21,556 (532) 576 44 Asset position 13,414 (271) 513 242 Shares 1,784 (37) 101 64 Commodities 18 lnterest 11,612 (234) 412 178 Liability position 8,142 (261) 63 (198) Shares 1,865 (63) 17 (46) lnterest 6,277 (198) 46 (152) NDF—Non Deliverable Forward 278,531 239 808 1,047 Asset position 144,123 5,256 687 5,943 Shares 5 Commodities 2,489 478 (1) 477 Foreign currency 141,629 4 ,778 688 5,466 Liability position 134,408 (5,017) 121 (4,896) Commodities 1,104 (50) 3 (47) Foreign currency 133,304 (4,967) 118 (4,849) Other derivative financial instruments 6,064 25 303 328 Asset position 5,132 164 319 483 Shares 202 8 8 lnterest 4 ,869 161 29 190 Foreign currency 61 3 282 285 Liability position 932 (139) (16) (155) Shares 576 (9) (12) (21) lnterest 347 (130) (3) (133) Foreign currency 9 (1) (1) Asset 42,097 26,948 69,045 Liability (41,710) (21,494) (63,204) Total 387 5,454 5,841 Derivative contracts mature as follows in da s : Off-balance sheet—notional amount O -30 31—180 181—365 Over 365 days 12/31/2021 Future contracts 370,243 248,922 74,456 164,160 857,781 Swap contracts 131 ,681 155,022 121,040 930,714 1,338,457 Option contracts 1,230,470 268,254 45,731 77,281 1,621 ,736 Forwards 3,173 13,402 9,551 3 26,129 Credit derivatives 6,602 826 14,128 21 ,556 NDF—Non Deliverable Forward 77,962 113,359 48,091 39,119 278,531 Other derivative financial instruments 199 739 624 4 ,502 6,064 1) Comprises R$ 289,252 pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 50

c) ITAÚDerivatives UNIBANCO HOLDING S. byA. notional amount Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total See belel ) ow lhe composilion of lhe Derivalive Financial lnslrumenls Moeda Funcional portfolio 1 by ly 1•21 pe of inslrumenl , slaled ai lheAtividade ir nolional amounls, per l rading localion (organized or over-lhe-counler mark and Consti tuição Atribu i do à Participação dos Acio nistas Controladores counl erparti.es 12/20 1 2 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% 06 Ve nda /30 m /2022 Emprego no Exterior “’ Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosBancoemltaucard 01 /01 /2021 SA 3 734 136.59 40 .4 2 76.27 3 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% (7.919)NDF 100,00%—Non 100,00% 11 .113 100,00% 147.706 Transações com os Acionistas Future contracts Swap contracts Optio374 n contracts (302) Forwards Credit derivatives Deliverable 72Other der 505ivative 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 374 192 fi566 nan cial instruments 566 Reconhecimento de Planos de Pagamento Baseado em Ações) ) 494 ) 494 (494 ( Forward ( Cia. ltaú de Capitalização Real Brasil Capitalização 100,00% 100,00% 100,00% 100,00% Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosStock exchange 832 ,795 ,54 ,319 899 174 568 606 ,1 (1) ) 16,564 7,858 ( (1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Divi Overdendos-the- e Juros counter sobre o Capital market Próprio Prescritos ,681 ,466 100 806 12,659 16,232 244, 73 776 73 6,39973 Hipercard Banco Múltiplo SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% To tal Fi do na Resultadoncial i Ab nsl rangenteil utions 4 1 ) 393 348,562 66,004 (1.506 12,328) 116,232 .382 ( 51 .410 ,298 4.899 448 4,936 5.347 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOutros ResultadosCo Corretorampani esdeAbrangentes Valores SA ) 506 ) 393 ,6 33 1 21 Real 111,855 Brasil 34 Corretora,025 de Titu las e Valores(1 3 Mobiliários 31 1.382 100,00% ( 100,00% (515)100,00% 100,00% 1,462 (515) Destinaçoes: ltaú Individuais Seguros SA Real 6,264 Brasil 777 Seguros 100,00% 100,00% 857 100,00% 100,00% Reserva Legal 270 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Total 22 24 ,29 ,933 899 ,1, 000 262568 412 , 3 ,090 298,950 6,399 ltDi aúvidendos Vida e Previdência SA 87 ) Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) (994 994 ) Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) Saldos em 31 /03/2021 2 021 .529) 152 .348 .44. 369 953 034 1 140 .) 15 97.148 (533) 12/31/2021 (1 . ( 7.655 (8 ..312) 11 .979 Muta Redecard ções no Per Instituição fodo de Pagamento SA .3 3 382 1 02) .776 Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosNo Exteriorem 01 /01 /2022 155 7 1.486 ) .213) 57 8 .05.576 90.729 (528) 2.247 (2.263) ( 6.010 ( ND F—Non 144.554 11 .022 Transações com os Acionistas 449 (335) 114Other de (1.501 rivative) (1.387) ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria Future contracts 1 Peso5 SwColombiano ap contracts Op Colômbia 449tion cont62racts Instituição Forwards Financeira Credit derivatives 55,65% Deliverable 49,30% 51 155,65% 49,30% 511 financial instruments Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça Instituição Financei ra 100,00% Forwa 100,00% rd (397)100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acionistas Controladores 15 1 .501) (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R Stock eorganização exchange Societária 857 2cXIV ,781 , 3 2) 8 8 25 1, 730 ,035 530, 65 , 817,629 (882) 368 7,535 (882) ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Over Banco ltaúdendos-the- e JurosUruguaycounter sobre o Cap SAital market Próprio Prescritos Peso Uruguaio 520 ,828 Uruguai 91,006 Instituição Financei ra761 14 100,00%,021 100,00% 213 77 ,496 100,00% 77 100,00% 6,06477 Totalltau Fi doBank, Ltd.na Resultadoncial i Ab nsl rangenteilulions Real 41360 (4. 28 ) ,65161 4,8 ,0 21 Ilhas Cayman 57,540 Instituição Financei 46 ra761 (4) 14 100,00% 1) ( 100,00% 6.743 76 ,415 2.444 100,00% 289 100,00% 2.733 Lucro Líquido Consolidado 43 6.7 6.743 289 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar 60 )Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% (4.299) Companies 103 ,758 13 6,270 32,415 1,200 Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva LegalIndivi duais 3,419 1,051 350 (350) 811 3 ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4 (4.51 516 6) . 1) T Tota odasl as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO 857 ,781 possuem moeda1,func 338 iona ,457l igual a da cont 1, ,0 62 64 roladora, com1,736exceção da CorpBanca New26York,129Branch e ltaú Uni banco21, S.A.556Miami Branch cuja moeda278, func 53iona 1 l é Dólar. 6 Dividendos (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) .3.902 1.490 729 ) 1 15 1.912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 51

d) Credit derivatives ITAÚ UNI BANCO HOLDING buys and sei Is credil protection in arder to meet lhe needs of its customers, managementand mitigation of its portfolios’ risk. CDS (credil default swap) is a credit derivative in which, upon a default related to lhe reference entity, the protection buyer is entilled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amo uni. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amo unis due when a credit event occurs, as per the terms of the CDS contract. TRS (total retum swap) is a transaction in which a party swaps lhe total retum of an assei or of a basket of asseis for regular cash flows, usually interest anda guarantee against capital loss. ln a TRS contract, lhe parties do not transfer the ownership of the asseis. ITAÚ UNIBANCO HOLDING assesses lhe risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. lnvestment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody’s, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. 06/30/2022 Maximum potential of future payments, Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years gross By instrument CDS 12,495 2,328 4,737 5,430 TRS 6,936 6,936 Total by instrument 19,431 9,264 4,737 5,430 By risk rating lnvestment grade 863 254 352 257 Below investment grade 18,568 9,010 4,385 5,173 Total by risk 19,431 9,264 4,737 5,430 By reference entity Brazilian government 15,503 7,744 3,202 4,557 Governments—abroad 201 120 17 64 Private entities 3,727 1,400 1,518 809 Total by entity 19,431 9,264 4,737 5,430 12/31/2021 Maximum potential of future payments, Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years gross By instrument CDS 9,837 1,681 3,566 4,590 TRS 5,610 5,610 Total by instrument 15,447 7,291 3,566 4,590 By risk rating lnvestment grade 516 194 253 69 Below investment grade 14,931 7,097 3,313 4,521 Total by risk 15,447 7,291 3,566 4,590 By reference entity Brazilian government 11 ,882 6,144 1,792 3,946 Governments—abroad 196 33 102 61 Private entities 3,369 1,114 1,672 583 Total by entity 15,447 7,291 3,566 4,590 The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identicalto those for which ITAÚ UNI BANCO HOLDING has sold credit protection. 06/30/2022 Notional amount of credit Notional amount of credit protection purchased with identical Net position protection sold underlying amount CDS (12,495) 4,659 (7,836) TRS (6,936) (6,936) Total (19,431) 4,659 (14,772) 12/31/2021 Notional amount of credit Notional amount of credit protection sold protection purchased with identical Net position underlying amount CDS (9,837) 6,109 (3,728) TRS (5,610) (5,610) Total (15,447) 6,109 (9,338) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 52

e) ITAÚFinancial UNIBANCO HOLDING instruments S.A. subject to offsetting, enforceable master netting arrangements and similar agreements Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total The lollowing tables sei lorth lhe financial asseis and liabilities that areMoedasubject Funcional to oflsetting, 11•21 enlorceable master netting arrangements Atividade and similar agreements, as well as how these financial asseis and liabilities have been presented in ITAÚ UNI BANCO HOLDING’s consolidated financial statements. These tables also rellectConstituiçãolhe amountsAtribu i do àoiParticipaç collateral ão dos A pledged cio nistas Con ortrol received adores in relation to financial asseis and liabilities subject to enlorceable 12/20 1 2 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 arrangements that have not been presented on a net basis in accordance with IAS 32. Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Ban Financ co ltaú BBAial asseis SA subject to oflsetting, enlorceable master netting arrangements Rea andl similar agreements: Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Real Brasil Instituição Financeira 06/30/2022 100,00% 100,00% 100,00% 100,00% SaldosBancoemltaucard01 /01 /2021 SA 6.27 3 7.919) 3 734 2 4 .40 136.59 7 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Related amounts not offset in the Balance Transações com os Acionistas 374 (302) 72 505 577 Gross amount of Net amount of financial Banco ltauleasingResultado da Entrega de Ações SA l3 em l Tesouraria 5 1 Real Gross amount 374Brasil offset in the192 Instituição Financeira Sheet100,00% 121 566 100,00% 566 recognized financial assets presented in lhe Total Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações) 494 assets 111 Real Balance Brasil Sheet( CapitalizaçãoBalance Sheet 100,00% 131 100,00% Cash collateral (494 100,00% ) 100,00% (494) (Aumento)/ Redução de Participação de Acionistas Controladores 15 Financial instruments 505 505 Dibens Leasing SA -Arrendamento Mercantil Real Brasil Arrendamento Mercantil 100,00% 100,00% received 100,00% 100,00% Outros 1 (1) ) ( (1) Reversão deSecurities Financeira Dividendos ltaú CBD purchased ou Juros sobre o Capi SA underCrédito, agreements Financiamento tal Próprio Declarados (3, 289 to resell e Investimento após período anter ior Real172,854 Brasil Sociedade 166 de Crédito 172,854 50,00% ) 50,00% 16650,00% 169,565 50,00% 188 Divi Hipercard Derivativedendos e BancoJuros financial sobre oMúltiplo Cap instruments ital SAPróprio Prescritos Real78,660 Brasil Instituição Financeira 78,660 100,00% (17,401) 100,00% 73 (1, 100,00% 73 099) 100,00% 60,16073 To tal do Resultado Abrangente .899 4 5 .347 4 1 .382 1 .5061 ) ) 393 ( ( 5.4 448 ltauseg Seguradora SA Real Brasil Seguros 12/31/2021 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA 506 ) (515) Real Brasil Corretora de Titu las e Valores(1 Mobiliários Related 1.382 100,00% amounts (393 not offset in the) 100,00% Balance (515)100,00% 100,00% Destinaçoes: Gross amount of Net amount of financial 121 ltaú Seguros SA Real Brasil Seguros 100,00% Sheet100,00% 100,00% 100,00% Reserva Legal Gross amount offset in lhe 270 (270) recognized financial assets presented in the Total ltaú Unibanco SA Real Balance Brasil Sheet Instituição Financeira 100,00% 100,00% Cash collateral 100,00% 100,00% Reservas Estatutárias assets 111 3.784 Balance Sheet Financial instruments 131 (3.784) ltDi aúvidendos Vida e Previdência SA ) 87 Real Brasil Previdência Complementar 100,00% 100,00% (439)received (439) 100,00% ( 100,00% (528) Securities Luizacred Juros sobre o Capital SA purchased Sociedade Próprio under de Crédito,agreements Financiamento to resell e Investimento (994) 994 ) (3, 169, 711 649 Real169,711 Brasil Sociedade de Crédito 50,00% ) 50,00% ( 50,00% 166,062 50,00% (994) Saldos em 31 /03/2021 021 2 .44. 953 034 1 .348 ) 369 .152 .529) 140 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta Redecard Derivative ções no Per Instituição financial fodo de instrumentsPagamento SA 1 .3 .776 02) 382 3 Real69,045 374Brasil ( 4.219 Adquirente (1.506) 69 ,045 2 100,00% (14,517) (393) 100,00% 100,00% (217) 866 100,00% 54,3114.642 SaldosNo Exteriorem 01 /01 /2022 .576 8 ) .213) 155 57 .051.486 7 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações Financial com liabilities os Acion istas subject to oflsetting, enlorceable master netting arrangements1.38 7) and similar agreements: 449 (335) 114 (1.501) ( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 06/30/2022 Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco Suiço) (397 Suíça Instituição Financei ra Related 100,00% amounts not offset in the100,00% Balance (397)100,00% 100,00% (397) (Aumento )/ Redução de Participação de Acionistas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Gross amountPeso Argentino of Argentina Instituição Net amount Financeira of financial 100,00% 100,00% 100,00% 100,00% Sheet 121 Reorganização Societária recognized 2cXIV , financial 3 88 2) Gross amount offset in the liabilities (882) presented in lhe (882) Total ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% Balance Sheet 40 131 Cash collateral 40 40 liabilities 111 Balance Sheet Financial instruments Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 pledged 100,00% 77 100,00% 77 Totalltau doBank, Ltd.Resultado Abrangente Real (4.) 28 60 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Securities Lucro Líquido soldConsolidadounder repurchase agreements 245,319 6.7 43 245 ,319 (37,791) 6.743 289 207,5287.032 lt Derivative Outros Resultadosau BBA lnternational financial Abrangentes pieinstruments Dól 74,569 ar 60 )Reino Unido Instituição Financeira 46 74,569(4) (4.281) 100,00% (17,401 ( ) 100,00% (4.299) 100,00% 100,00% 57,168(4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% ltReserva Legalaü CorpBanca Peso Chileno Ch ile Instituição 350 Financeira 12/31/2021 55,96% 56,60% (350) 55,96% 56,60% Reservas Estatutárias 516 4 . Related amounts not offset in the(4.516) Balance 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos Gross amount of Gross amount offset in lhe Net amount of financial Sheet 121 (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam. Juros sobre o Capital Próprio recognized financial 954) 1. 1.954 ) liabilities presented in lhe ( (1 .954) Total (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 Balance (79) Sheet729 3.902 1.1.490 912 ) .1 15 61.082 (2.217) ( (7.273) 144.393 9.509 liabilities 111 Balance Sheet 131 Cash collateral Mutações no Perfodo 449 (335674)1. ) 4.024 46 (4) Financial (4.281) instruments (60) (161) (1 .513) ( pledged 1) I Securitiesnclui participação soldno ResultadounderAbrangente repurchase de Invest imentosagreements em Coligadas e Entidades Controladas em Conjunto relativo a Títu252 los Dispon ,848íveis para Venda. 252 ,848 (39,317) 213,531 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , Derivative financial instruments 63 ,204 63 ,204 (14,517) 48,687 As1) notas lncludes explicativas amounts são parte of master offsetintegrante das demonstrações agreements contábeis and other such ag reements , both enforceable and unenforceable. 2) Limited to amounts su bject to enforceable mas ter offset agreements and other such agreements . 3) lncludes amounts su bject to enforceable master offset agreements and other such ag reements , and guarantees in financial instruments. Financial asseis and financial liabilities are oflset in lhe balance sheet only when there is a legally enforceable right to oflset lhe recognized amounts and there is an intention to settle on a net basis, ar realize lhe assei and settle lhe liability simultaneously. Derivative financial instruments and repurchased agreements not sei ofl in lhe balance sheet relate to transactions in which there are enlorceable master netting agreements ar similar agreements, but lhe oflset criteria have not been mel in accordance with paragraph 42 oi IAS 32 mainly because ITAÚ UNI BANCO HOLDING has no intention to settle on a net basis, or realize lhe assei and settle lhe liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 53

Note 7—Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations.• •Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: •Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts. •Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts. •Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts. •Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts. •Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 54

• Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts. • Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Hedged item Hedge instrument Strategies Heading Cash flow hedge recognized in Other Notional Amount to calculate hedge comprehensive income ineffectiveness Hedge of deposits and repurchase agreements Securities sold under agreements to resell 96,863 1,806 1,806 96,773 1,806 Hedge of asseis transactions Loans and lease operations and Securities 6,650 (519) (519) 6,133 (519) Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 45,120 (2,422) (2,422) 43,211 (2,422) Hedge of loan operations Loans and leaseoperations (1) (1) (1) Hedge of funding Deposits 4,763 125 125 4,888 125 Hedge of asseis denominated in UF Securities 13,836 (272) (272) 14,108 (272) Foreign exchange risk Hedge of highly probable forecast transactions (34) 138 (34) Hedge of funding Oeposits (1) (1) (1) 65,634 101,926 (1,318) (1,146) 165,445 (1,318) Hedged item Hedge instrument Strategies Heading Variation in fair value used recognized ln Other Cash flow hedge Notional Amount to calculate hedge comprehensive income ineffectiveness Hedge of deposits and repurchase agreements Securities sold underagreemenls to resell 39,142 1,065 1,065 39,136 1,072 Hedge of asseis transactions Lmms and lease operations and Securilies 8,621 (409) (409) 8,213 (409) Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 40,526 (1 ,686) (1,686) 39,962 {1 ,698) Hedge of loan operations Loans and leaseoperations Hedge of funding Deposits 5,749 30 30 5,779 30 Hedge of asseis denominated in UF Securities 14,558 (127) (127) 14,683 (127) Foreign exchange risk Hedge of highly probable forecast transactions 3,508 3,508 67,344 44,891 (942) (387) 111 ,412 (946) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 172 (R$ 555 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 55

06/30/2022 Book Valuel’l Variations in fair value used to Variation in value recognized Hedge lnstruments Notional Hedge ineffecti-veness Amount reclassified from Cash amount —————- calculate hedge in Other comprehensive recognized in income flow hedge reserve to income Assets Liabilities ineffectiveness income lnterest rate risk Futures 146,117 104 97 (1,135) (1,135) Forward 15,692 76 957 (271) (271) Swaps 3,332 148 124 124 Foreign exchange risk Futures 61 61 (34) (34) 378 Forward 11 (1) (1) Swaps 232 (1) (1) Total 165,445 397 1,056 (1,318) (1,318) 378 12/31/2021 Book Valuel’l Variations in fair value used to Variation in value recognized Hedge lnstruments Notional —————- calculate hedge in Other comprehensive Hedge ineffecti-veness Amount reclassified from Cash amount Assets Liabilities ineffectiveness income recognized in income flow hedge reserve to income lnterest rate risk Futures 87,311 58 24 (1,035) (1,030) (5) (13) Forward 16,830 118 593 (118) (118) Swaps 3,763 19 22 21 Foreign exchange risk Futures 3,480 252 185 185 Forward 28 Total 111,412 447 617 (946) (942) (4) (13) 1) Amounts recorded under heading Derivatives. b)Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure inthe functional currency of the foreign operation against the functional currency of head office. The risk hedged in this type of strategy is the currency risk. ITAÚ UNI BANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. lnstead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change infair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 06/30/2022 Hedged item Hedge instrument Strategies Book Value 121 Variation in value Variation in fair value used recognized in Other Foreign currency Notional to calculate hedge Assets Liabilities conversion reserve amount comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations 111 6,531 (14,604) (14,604) 6,614 (14,728) Total 6,531 (14,604) (14,604) ———————- 6,614 (14,728) 12/31/2021 Hedged item Hedge instrument Strategies 121 Book Value Variation in value Variation in fair value used Foreign currency Notional recognized in Other conversion reserve amount to calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations <1> 11,325 (14,701) (14,701) 15,924 (14,720) ———————- Total 11,325 (14,701) (14,701) 15,924 (14,720) 1) Hedge instruments consider lhe gross tax position. 2) Amounts recorded under heading Derivatives. In the period, the amount of R$ 6,993 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders’ equity) is R$ (3,112) (R$ (5,265) at 12/31/2021), with no effect on the result as foreign investments were maintained. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 56

Hedge instruments	06/30/2022						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	-	-	-	(5,759)	(5,718)	(41)	-
Future / NDF - Non Deliverable Forward	3,464	208	161	(138)	(74)	(64)	-
Future / Financial Assets	3,150	3,950	1,288	(8,831)	(8,812)	(19)	-
Total	**6,614**	**4,158**	**1,449**	**(14,728)**	**(14,604)**	**(124)**	**-**

Hedge instruments	12/31/2021						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	2,126	286	-	(3,252)	(3,241)	(11)	-
Future / NDF - Non Deliverable Forward	8,036	209	95	(3,534)	(3,529)	(5)	-
Future / Financial Assets	5,762	6,566	3,653	(7,934)	(7,931)	(3)	-
Total	**15,924**	**7,061**	**3,748**	**(14,720)**	**(14,701)**	**(19)**	**-**

1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 57

Strategies	06/30/2022						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair Value		Variation in fair value reconized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	11,644	-	11,475	-	(169)	11,644	163
Hedge of funding	-	16,329	-	15,813	516	16,329	(513)
Hedge of securities	4,665	-	4,532	-	(133)	4,154	128
Total	**16,309**	**16,329**	**16,007**	**15,813**	**214**	**32,127**	**(222)**

Strategies	12/31/2021						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair Value		Variation in fair value reconized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of securities	3,162	-	3,128	-	(34)	2,885	29
Total	**12,052**	**11,051**	**12,045**	**10,661**	**383**	**22,826**	**(387)**

1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
2) Comprises the amount of R$ 4,386 (R$ 6,422 at 12/31/2021), related to instruments exposed by the change in reference interest rates - IBORs.

At 12/31/2021, the amount of R$ 8,001 was reversed from the hedge relationship, which effective portion is R$ 125, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	06/30/2022				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	32,094	542	903	(222)	(8)
Futures	33	-	-	-	-
Total	**32,127**	**542**	**903**	**(222)**	**(8)**

Hedge Instruments	12/31/2021				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	22,826	2	551	(387)	(4)
Total	**22,826**	**2**	**551**	**(387)**	**(4)**

1) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 58

ITAÚThe, presents strategy ,UNIBANCO table be HOLDING low S.A. for each lhe notional amount and lhe fair value adj ustments of hedge instrume nts and lhe book value of lhe hedged item: Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de 06/30/2022 Participação % no capital votante 12/31/2021 Participa ção % no capital total Moeda Funcional 11•21 Atividade Consti tuição Atribu i do à Participação dos Acio nistas Controladores Hedge instruments Hedged item Hedge instruments Hedged item 21 12/20 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Fairvalue Fairvalue Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital SocialNotional amount Book Value Notional amount Book Value Tesouraria Capitaladjustments Luc ros s para em Obrigações de Conversão de Acumulados adjustments Controlad ores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei vei raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Hedge Banco ltaú of deposits Consignado and SA36 ,1 repu rchase agreements Real 96 Brasil,773 Instituição (97) Financeira 96 ,863 100,00% 39 100,00% (24)100,00% 100,00% 39 ,142 SaldosHedge Bancoemltaucard of01hi /01 gh /2021 SAly probable 7 40 2 .734 3 .919) 3 4 7136.59 6.27 forecas l transaclions Real 97.148 (907)Brasil 72 2. 323 Instituição60 Financei ra (1.53168) 100,00% 3, ( 508 100,00% 252 100,00% 11 .113 100,00%3, 147.706 508 Transações com os Acionistas 374 (302) 72 505 577 Hedge Banco ltau of leasing net invest SAme l3l nl in fo325 11, reign operations Real Brasil 6,614 2, Instituição 709 Financeira 6,531 15,924 100,00% 3,313 100,00% Resultado da Entrega de Ações em Tesouraria 1 5 374 192 566 566 Cia. ltaú de Capita Hedge Reconhecimento of loa den Planosoplie zaçãorations de Pagamento (Fair Baseado em Açõesval 494 494 ) ) ue) Real 11, Brasil 644 ( 244Capitalização 11,644 100,00% 8,890 100,00% (28)(494 100,00% ) 100,00%8,890( (Aumento)/ Redução de Participação de Acionistas Controladores 15 505 505 Hedge Dibens Leasi of loa ng n SAoperations -Arrendamento (Cash flow) Mercantil 13 1 Real Brasil 28 Arrendamento (1) Mercantil 28 100,00% 131 100,00% 100,00% 100,00% Outros (1) ) 1 ( (1) Reversão Financeira Hedge de ofDividendos fltaú unding CBD ou (Fair v Juros sobre o Capi SA Crédito, alue) Financiamento tal Próprio Declarados 1 05 e Investimento após período anter ior Real 16, Brasil 329 (248)Sociedade 166 de Crédito 16,329 50,00% 11 , 50,00% (388)166 50,00% 50,00% 11 ,05 1881 Divi Hedge Hipercarddendos ofe BancoJuros fun sobredingMúltiplo o (C Cap ash fl ital PróprioSAow)Prescritos 20 ,1 Real Brasil5 Instituição 232 Financeira 4,995 100,00% 5,779 100,00% 73 137100,00% 73 100,00%5,74973 To tal do Resultado Abrangente 4 5 4 .347 .899 1 .382 ) .5061 1 ) 393 ( ( 5.4 448 Hedge ltauseg Lucro Líquido Seguradora of asseis Consolidado tra SAnsactions Real Brasil6,133 15 Seguros 6,650 100,00% 8,213 100,00% 5.414 5.414 8 100,00% 448 100,00%8,62 5.862 1 Hed ltaüOutros ResultadosCorretora ge of assel deAb- rangentes Valoresbacked SAsecu rities under re purchase) 506 ) (515 ,1 20 ag reemen ts Real 43 Brasil,211 Corretora de89Titu las e Valores(1 Mobiliários 45 1.382 100,00% 39 ,(393 962) 100,00% 50(515)100,00% 100,00% 40 ,526 Destinaçoes: Hedge ltaú Seguros of asseis SA denominaled in UF Real 14, Brasil108 (957) Seguros 13,836 100,00% 14 ,683 100,00% (593)100,00% 100,00% 14,558 Reserva Legal 270 (270) Hedge ltaúReservas Unibanco ofEstatutárias sec SAurities Real Brasil4,154 3.784 (357)Instituição Financeira 4,665 100,00% 2,885 100,00% (3.784) 29100,00% 100,00%3,162 lt TotalDividendos aú Vida e Previdência SA 87 ) 1, 689 Real Brasil Previdência Complementar 100,00% 100,00% (439) 2,756(439)100,00% ( 100,00% (528) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento (994) ) 994 Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) Saldos em 31 /03/2021 152 140 021 2 1 034 ..44. 369 ) .529) 348 .953 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta Redecard ções no Per Instituição fodo de Pagamento SA 3 382 .776 3 1 .02) Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosNo The Exterior lab em le01below/01 /2022 shows lhe breakdown by maturity of lhe hedging strategies: 57 1.486 7 .213) 155 .576 .05) 8 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações com os Acionistas 7) 1.38 449 (335) 114 (1.501) ( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SA Franco Suiço Suíça Instituição Financei ra 06/30/2022 100,00% 100,00% 100,00% 100,00% Reconhecimento de Planos de Pagamento Baseado em Ações (397) 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 1 O(397)years Total (397) (Aumento )/ Redução de Participação de Acionistas Controladores 15 .501) 1 (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Hedge of deposrts and repurchase agreements 99 1 66 ,048 20 ,550 6,411 1,431 1, 342 96,773 Reorganização Societária 2cXIV , 3 88 2) (882) (882) ( Outros Hedge Banco ltaú(3l of hi Paraguay ghly probab SAle forecast transactions Guarani 72 Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 72 40 40 40 Hedge of net invest ment in foreign opera ti ons 1 1 Divi Banco ltaú dendos e Juros Uruguay sobre o Cap SAital Próprio Prescritos ) Peso Uruguaio 6,614 Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00%6,61477 TotalH ltauedgedoBank, Ltd.Resultado of loan Aboperat rangente ions (Fair value) Real ) 60 3, 268 3,454Ilhas Cayman 1,815 Instituição 620 Financei 46 ra 132 (4) (4.2,35528100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 11 ,6442.733 HLucro edge Líquidoof loanConsooperat lidado ions (Cash flow) 43 6.7 28 6.743 289 7.28032 H ltOutros auedgeBBA Resultadosoflnternational fundi Ab ng (Fairrangentes pie value) Dólar 3,108(4) 60 .299) 1, 5, 635 ,329 16 675 Reino Unido Instituição 1,479 Financeira 46 1,546 (4) (4.281)1,822100,00% ( 100,00% (4.299) 100,00% 1,064 100,00% Destinações H ltau BBA USAedge of fundi Securities ng (Cas lnc.h flow) Dólar 2,847Estados Unidos 2, 11Corretora 6 de Títulos e Valores Mobiliários 100,00% 157100,00% 100,00% 100,00%5,120 Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Hedge of asseis transac lions 6,133 6,133 Reservas Estatutárias 4 6) .(4.51 516 1) T Hedgeodas ofas assel dependências -backed no secur exterior ities do un ITAÚderUN repu I BANCO rchase HOLD agreements ING CONSOLIDADO possuem moeda funciona 15 l ,igua 410l a da controladora 7,1 ,68 com exceção da20 CorpBanca,048 New York Branch e ltaú Uni banco 585S.A. Miami Branch cuja moeda funcional é Dólar. 43,211 Dividendos (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . H Juros sobre o Capitaledge of asseis Pr denomina óprio led in UF 12,969 ) 1. 954) 1.954 1,139 ( (1 .954) 14(,108 3)SaldosHedgeEmpresa emof 31 securities in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 165 (79) 1.248912 61.082 751 (2.217) 834(1.490) 1.729 260 (7.273) 1,202 144.393 694 9.509 4,154153.902 Muta Totalções no Perfodo 110,715 449 40(335) ,8443 204 ,186 94 4.02429,309 46 3, (4) (4.281)7,013 (60) 10,604 (161) 1,758 (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , 12/31/2021 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 1 O years Total AsHedgenotas expli ofcadeposrts tivas são parte andintegranterepurchase das demonstrações agreemenls contábeis 1,284 9,453 14,221 7,313 5,332 1,533 39,136 Hedge of highly probab le forecasl transaclions 3,508 3,508 Hedge of nel inveslmenl in foreign operalio ns (‘l 13,888 13 ,888 Hedge of loan operal ions (Fair value) 3,377 1,522 797 838 809 1,547 8,890 Hedge of loan operal ions (Cash flow) 131 131 Hedge of fund ing (Fair value) 1,206 1,072 302 3, 920 2, 916 273 1,362 11 ,051 Hedge of funding (Cash flow) 2,147 3,632 5,779 Hedge of asseis lransaclions 2,198 6,015 8,213 Hedge of assel-backed securities under repurchase agreemenls 2,322 14,963 8,976 13,098 603 39,962 Hedge of asseis denominaled in UF 10,148 4,535 14,683 Hedge of securities 453 56 1,520 50 805 2,884 Total 40,209 35,630 30,367 23,042 148 8, 404 ,125 9,111 1,362 1) Classified as current, since instruments are frequently renewed . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 59

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:

	06/30/2022				12/31/2021			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities [1]	**65,084**	**(3,484)**	-	**61,600**	**71,298**	**(1,656)**	-	**69,642**
Other government securities	**36**	-	**(36)**	-	**36**	-	**(36)**	-
Government securities – abroad [1]	**34,991**	**(355)**	**(1)**	**34,635**	**30,507**	**(313)**	-	**30,194**
Argentina	417	(7)	-	410	409	(4)	-	405
Colombia	2,470	(172)	-	2,298	1,942	(95)	-	1,847
Chile	19,878	(191)	-	19,687	19,885	(151)	-	19,734
United States	6,896	(10)	-	6,886	4,520	(2)	-	4,518
Mexico	996	(1)	-	995	1,028	(6)	-	1,022
Paraguay	3,117	29	(1)	3,145	1,516	(57)	-	1,459
Uruguay	1,217	(3)	-	1,214	1,207	2	-	1,209
Corporate securities [1]	**15,301**	**(2,804)**	**(75)**	**12,422**	**6,714**	**(880)**	**(48)**	**5,786**
Shares	8,377	(2,701)	-	5,676	1,629	(886)	-	743
Bank deposit certificates	49	(1)	-	48	132	(1)	-	131
Debentures	987	9	(45)	951	392	3	(44)	351
Eurobonds and other	5,590	(112)	(27)	5,451	4,498	1	(1)	4,498
Financial bills	6	-	-	6	6	-	-	6
Other	292	1	(3)	290	57	3	(3)	57
Total	**115,412**	**(6,643)**	**(112)**	**108,657**	**108,555**	**(2,849)**	**(84)**	**105,622**

1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) Brazilian government securities R$ 51,989 (R$ 43,560 at 12/31/2021), b) Government securities - abroad R$ 3,122 (R$ 2,385 at 12/31/2021) and c) Corporate securities R$ 45 (778 at 12/31/2021), totaling R$ 55,156 (R$ 46,723 at 12/31/2021).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	06/30/2022		12/31/2021	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**54,918**	**52,047**	**27,398**	**26,428**
Non-stated maturity	8,377	5,676	1,629	743
Up to one year	46,541	46,371	25,769	25,685
Non-current	**60,494**	**56,610**	**81,157**	**79,194**
From one to five years	41,683	39,879	64,034	63,256
From five to ten years	13,692	12,621	12,017	11,557
After ten years	5,119	4,110	5,106	4,381
Total	**115,412**	**108,657**	**108,555**	**105,622**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	06/30/2022				12/31/2021			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current								
Non-stated maturity								
Shares	8,377	(2,701)	-	5,676	1,629	(886)	-	743
Total	**8,377**	**(2,701)**	-	**5,676**	**1,629**	**(886)**	-	**743**

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

In the period there was no receipt of dividends and there was reclassification of R$ (48.3) in Stockholders' equity, due to partial sale of XP INC shares (Note 3).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 60

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 06/30/2022
Financial assets at fair value through other comprehensive income	**(84)**	**(14)**	**(14)**	**-**	**-**	**-**	**-**	**-**	**(112)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**-**	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Corporate securities	**(48)**	**(14)**	**(13)**	**-**	**-**	**-**	**-**	**-**	**(75)**
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2021
Financial assets at fair value through other comprehensive income	**(93)**	**3**	**(2)**	**8**	-	-	-	-	**(84)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(1)**	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**(56)**	**2**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(48)**
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(9)	2	(2)	8	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 61

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	06/30/2022			12/31/2021		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities [1]	**83,691**	**(33)**	**83,658**	**68,045**	**(37)**	**68,008**
Government securities – abroad	**36,820**	**(14)**	**36,806**	**24,888**	**(7)**	**24,881**
Colombia	989	(1)	988	925	(1)	924
Chile	4,498	-	4,498	828	-	828
Korea	8,481	(1)	8,480	5,604	-	5,604
Spain	9,997	(2)	9,995	6,132	(1)	6,131
Mexico	12,834	(10)	12,824	11,377	(5)	11,372
Uruguay	21	-	21	22	-	22
Corporate securities [1]	**76,287**	**(1,927)**	**74,360**	**54,813**	**(1,904)**	**52,909**
Rural product note	15,459	(58)	15,401	5,906	(14)	5,892
Bank deposit certificates	24	-	24	110	(1)	109
Real estate receivables certificates	4,398	(5)	4,393	3,988	(1)	3,987
Debentures	47,586	(1,849)	45,737	39,403	(1,883)	37,520
Eurobonds and other	75	-	75	457	(2)	455
Financial bills	105	-	105	51	-	51
Promissory and commercial notes	7,661	(10)	7,651	4,219	(2)	4,217
Other	979	(5)	974	679	(1)	678
Total	**196,798**	**(1,974)**	**194,824**	**147,746**	**(1,948)**	**145,798**

1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) Brazilian government securities R$ 26,630 (R$ 12,570 at 12/31/2021); and b) Corporate securities R$ 7,126 (R$ 11,358 at 12/31/2021), totaling R$ 33,756 (R$ 23,928 at 12/31/2021).

On January 1, 2022, a new business model was created, classified as Amortized Cost, for capital management of companie located in Chile (Itaú CorpBanca), in which Foreign Government Securities in the amount of R$ 5,069, previously classified in the Fair Value business model through Other Comprehensive Income.

On 06/30/2022, the fair value of reclassified assets would be of R$ 4,417 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (530).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2022		12/31/2021	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**53,621**	**52,958**	**45,353**	**45,169**
Up to one year	53,621	52,958	45,353	45,169
Non-current	**143,177**	**141,866**	**102,393**	**100,629**
From one to five years	99,683	99,155	70,924	69,965
From five to ten years	37,502	36,720	26,404	25,600
After ten years	5,992	5,991	5,065	5,064
Total	**196,798**	**194,824**	**147,746**	**145,798**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 62

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 06/30/2022
Financial assets at amortized cost	**(74)**	**(53)**	**(50)**	**14**	**1**	**-**	**-**	**-**	**(162)**
Brazilian government securities	**(37)**	**4**	**-**	**-**	**-**	**-**	**-**	**-**	**(33)**
Government securities - abroad	**(7)**	**1**	**(11)**	**3**	**-**	**-**	**-**	**-**	**(14)**
Colombia	(1)	-	-	-	-	-	-	-	(1)
Korea	-	(1)	-	-	-	-	-	-	(1)
Spain	(1)	(1)	-	-	-	-	-	-	(2)
Mexico	(5)	3	(11)	3	-	-	-	-	(10)
Corporate securities	**(30)**	**(58)**	**(39)**	**11**	**1**	**-**	**-**	**-**	**(115)**
Rural product note	(5)	(31)	(10)	1	1	-	-	-	(44)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	(3)	-	-	-	-	-	-	(4)
Debentures	(18)	(20)	(22)	8	-	-	-	-	(52)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(3)	(5)	-	-	-	-	-	(10)
Other	(1)	(2)	(2)	-	-	-	-	-	(5)

Stage 2	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 06/30/2022
Financial assets at amortized cost	**(38)**	**(32)**	**(2)**	**33**	**-**	**-**	**(1)**	**-**	**(40)**
Corporate securities	**(38)**	**(32)**	**(2)**	**33**	**-**	**-**	**(1)**	**-**	**(40)**
Rural product note	-	(4)	-	-	-	-	(1)	-	(5)
Real estate receivables certificates		1	(2)	-	-	-	-	-	(1)
Debentures	(38)	(29)	-	33	-	-	-	-	(34)

Stage 3	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 06/30/2022
Financial assets at amortized cost	**(1,836)**	**(32)**	**(7)**	**103**	**-**	**-**	**-**	**-**	**(1,772)**
Corporate securities	**(1,836)**	**(32)**	**(7)**	**103**	**-**	**-**	**-**	**-**	**(1,772)**
Rural product note	(9)	-	-	-	-	-	-	-	(9)
Debentures	(1,827)	(32)	(7)	103	-	-	-	-	(1,763)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(185)**	**188**	**(147)**	**70**	**-**	**-**	**-**	**-**	**(74)**
Brazilian government securities	**(44)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(37)**
Government securities - abroad	**(14)**	**37**	**(36)**	**6**	**-**	**-**	**-**	**-**	**(7)**
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	4	(6)	1	-	-	-	-	(1)
Korea	(4)	7	(3)	-	-	-	-	-	-
Spain	(3)	6	(5)	1	-	-	-	-	(1)
Mexico	(6)	19	(22)	4	-	-	-	-	(5)
Corporate securities	**(127)**	**144**	**(111)**	**64**	**-**	**-**	**-**	**-**	**(30)**
Rural product note	(23)	39	(24)	3	-	-	-	-	(5)
Bank deposit certificate	-	1	(10)	8	-	-	-	-	(1)
Real estate receivables certificates	(8)	6	-	1	-	-	-	-	(1)
Debentures	(78)	74	(52)	38	-	-	-	-	(18)
Eurobond and other	(1)	8	(20)	11	-	-	-	-	(2)
Promissory notes	(10)	10	(5)	3	-	-	-	-	(2)
Other	(7)	6	-	-	-	-	-	-	(1)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Corporate securities	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	17	(20)	12	-	-	-	-	(38)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2021
Financial assets at amortized cost	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Corporate securities	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Rural product note	-	6	(15)	-	-	-	-	-	(9)
Debentures	(2,827)	604	(36)	432	-	-	-	-	(1,827)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 63

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	06/30/2022	12/31/2021
Individuals	**373,097**	**332,536**
Credit card	127,089	112,809
Personal loan	48,943	42,235
Payroll loans	70,854	63,416
Vehicles	31,912	29,621
Mortgage loans	94,299	84,455
Corporate	**144,208**	**135,034**
Micro / small and medium companies	**153,369**	**149,970**
Foreign loans - Latin America	**191,854**	**205,050**
Total loans and lease operations	**862,528**	**822,590**
Provision for Expected Loss [1]	(47,510)	(44,316)
Total loans and lease operations, net of Expected Credit Loss	**815,018**	**778,274**

1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (694) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,420) (R$ (4,433) at 12/31/2021).

By maturity	06/30/2022	12/31/2021
Overdue as from 1 day	26,357	20,960
Falling due up to 3 months	229,018	211,329
Falling due from 3 months to 12 months	222,427	205,119
Falling due after 1 year	384,726	385,182
Total loans and lease operations	**862,528**	**822,590**

By concentration	06/30/2022	12/31/2021
Largest debtor	5,984	6,414
10 largest debtors	34,097	33,694
20 largest debtors	51,249	49,541
50 largest debtors	83,918	79,403
100 largest debtors	117,122	111,116

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 64

b)Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and lease operations, segregaled by stages: Balance at Transfer to Stage 3 11 Acquisition / Closing balance Stage 1 Transfer to Stage 2 < Cure from Stage 2 Cure from Stage 3 Derecognition (Settlement) 12/31/2021 06/30/2022 Individuais 270,371 (22,929) (1,392) 6,405 43,840 296,295 Corpo rate 128,519 (160) (1) 948 117 10,646 140,069 Micro / Small and medium companies 124,555 (9,594) (878) 4,650 6,197 124,938 Foreign loans—Latin America 178,719 (3,781) (698) 1,397 18 (5,600) 170,055 Total 702,164 (36,464) (2,969) 13,400 143 55,083 731 ,357 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transferfrom Stage Cure from Stage 3 Derecognition Acquisition / Closing balance 12/31/2021 1 (Settlement) 06/30/2022 Individuais 38,168 (6,405) (5,903) 22,929 687 (1 ,554) 47,922 Corpo rate 1,600 (948) (86) 160 (30) 698 Micro / Small and medium companies 16,749 (4,650) (2,072) 9,594 572 (870) 19,323 Foreign loans—Latin America 13,389 (1 ,397) (1,458) 3,781 273 (1 ,977) 12,611 Total 69,906 (13,400) (9,519) 36,464 1,534 (4,431) 80,554 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition Acquisition / Closing balance 12/31/2021 1 2 (Settlement) 06/30/2022 Individuais 23,997 (687) 1,392 5,903 (6,598) 4,873 28,880 Corpo rate 4,915 (117) (2) 86 (647) (795) 3,441 Micro / Small and medium companies 8,666 (8) (572) 878 2,072 (1 ,977) 49 9,108 Foreign loans—Latin America 12,942 (18) (273) 698 1,458 (1 ,300) (4,319) 9,188 Total 50,520 (143) (1 ,534) 2,969 9,519 (10,522) (192) 50,617 Consolidated 3 Stages Balance at Derecognition Acquisition / Closing balance 12/31/2021 (Settlement) 06/30/2022 Individuais 332,536 (6,598) 47,159 373,097 Corpo rate 135,034 (647) 9,821 144,208 Micro / Small and medium companies 149,970 (1 ,977) 5,376 153,369 Foreign loans—Latin America 205,050 (1 ,300) (1 1,896) 191,854 Tota1< 21 822,590 (10,522) 50,460 862,528 1) ln the movementof transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2. 2) Comprises R$ 25,273 pegged to Libor. Reconciliation of gross portfolio of loans and lease operations, segregated by stages Balance at 1 Acquisition / Closing balance Stage 1 Transfer to Stage 2 Transfer to Stage 3 < > Cure from Stage 2 Cure from Stage 3 Derecognition (Settlement) 12/31/2020 12/31/2021 Individuais 199,158 (30,578) (1,663) 12,788 90,666 270,371 Corpo rate 123,665 (865) (109) 1,338 43 4,447 128,519 Micro / Sma ll and medium companies 96,784 (14,019) (960) 9,630 146 32,974 124,555 Foreign loans—Lalin America 167,601 (8,527) (929) 5,794 468 14,312 178,719 Total 587,208 (53,989) (3,661) 29,550 657 142,399 702,164 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition Acquisition / Closing balance 12/31/2020 1 (Settlement) 12/31/2021 Individuais 30,793 (12,788) (7,207) 30,578 1,141 (4,349) 38,168 Corpo rate 2,793 (1 ,338) (182) 865 20 (558) 1,600 Micro / Sma ll and medium companies 15,965 (9,630) (2,867) 14,019 742 (1,480) 16,749 Foreign loans—Lalin America 16,692 (5,794) (3,630) 8,527 959 (3,365) 13,389 Total 66,243 (29,550) (13,886) 53,989 2,862 (9,752) 69,906 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition Acquisition / Closing balance 12/31/2020 1 2 (Settlement) 12/31/2021 Individuais 25,532 (1,141) 1,663 7,207 (10,309) 1,045 23,997 Corpo rate 8,063 (43) (20) 109 182 (310) (3,066) 4,915 Micro / Sma ll and medium companies 9,206 (146) (742) 960 2,867 (2,354) (1,125) 8,666 Foreign loans—Lalin America 17,852 (468) (959) 929 3,630 (5,034) (3,008) 12,942 Total 60,653 (657) (2,862) 3,661 13,886 (18,007) (6,154) 50,520 Consolidated 3 Stages Balance at Derecognition Acquisition / Closing balance 12/31/2020 (Settlement) 12/31/2021 Individuais 255,483 (10,309) 87,362 332,536 Corpo rate 134,521 (310) 823 135,034 Micro / Small and medium companies 121 ,955 (2,354) 30,369 149,970 Foreign loans—Lalin America 202,145 (5,034) 7,939 205,050 Tota1 < 2> 714,104 (18,007) 126,493 822,590 1) ln the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gane through stage 2. 2) Comprises R$ 29,875 pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 65

Modification of financial assets

In the period, financial assets were modified in stages 2 and stage 3 which net of allowance for expected loan losses was R$ 1,876 (R$ 10,330 at 12/31/2021) before modification, giving effect on the result of R$ 7 (R$ 2 from 01/01 to 06/30/2021). At 06/30/2022, the financial assets that were modified in the period and migrated to stage 1 correspond to the amount of R$ 170 (R$ 1,330 at 12/31/2021).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2021	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2022
Individuals	(6,851)	1,054	169	(289)			161	(5,756)
Corporate	(413)	2	-	(117)	(2)	-	(1)	(531)
Micro / Small and medium companies	(1,812)	523	74	(278)	(2)	-	16	(1,479)
Foreign loans - Latin America	(2,373)	80	10	(56)	(5)	-	183	(2,161)
Total	**(11,449)**	**1,659**	**253**	**(740)**	**(9)**	**-**	**359**	**(9,927)**

Stage 2	Balance at 12/31/2021	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2022
Individuals	(4,501)	289	2,205	(1,054)	(48)	-	(2,322)	(5,431)
Corporate	(865)	117	21	(2)	(1)	-	(403)	(1,133)
Micro / Small and medium companies	(1,556)	278	499	(523)	(84)	-	(903)	(2,289)
Foreign loans - Latin America	(1,353)	56	262	(80)	(63)	-	(79)	(1,257)
Total	**(8,275)**	**740**	**2,987**	**(1,659)**	**(196)**	**-**	**(3,707)**	**(10,110)**

Stage 3	Balance at 12/31/2021	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 06/30/2022
Individuals	(12,868)	-	48	(169)	(2,205)	6,598	(7,513)	(16,109)
Corporate	(3,529)	2	1	-	(21)	647	442	(2,458)
Micro / Small and medium companies	(4,023)	2	84	(74)	(499)	1,977	(2,930)	(5,463)
Foreign loans - Latin America	(4,172)	5	63	(10)	(262)	1,300	(367)	(3,443)
Total	**(24,592)**	**9**	**196**	**(253)**	**(2,987)**	**10,522**	**(10,368)**	**(27,473)**

Consolidated 3 Stages	Balance at 12/31/2021	Derecognition	(Increase) / Reversal	Closing balance 06/30/2022 (2)
Individuals	(24,220)	6,598	(9,674)	(27,296)
Corporate	(4,807)	647	38	(4,122)
Micro / Small and medium companies	(7,391)	1,977	(3,817)	(9,231)
Foreign loans - Latin America	(7,898)	1,300	(263)	(6,861)
Total	**(44,316)**	**10,522**	**(13,716)**	**(47,510)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (694) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,420) (R$ (4,433) at 12/31/2021).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 66

Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Balance at 1 (lncrease) / Closing balance Stage 1 Transfer to Stage 2 Transfer to Stage 3 < > Cure from Stage 2 Cure from Stage 3 Derecognition Reversai 12/31/2020 12/31/2021 Individuais (5,403) 1,435 203 (579) (2,507) (6,851) Corpora te (740) 36 (132) (2) 417 (413) Micro / Small and medium companies (1,273) 592 64 (464) (51) (680) (1 ,812) Foreign loans—Latin America (2,389) 226 12 (179) (46) 3 (2,373) Total (9,805) 2,289 287 (1,354) (99) (2,767) (11,449) Stage 2 Balance at Cure to Stage 1 Transferto Stage 3 Tra nsfer from Stage Cure from Stage 3 Derecognition (lncrease) / Closing balance 12/31/2020 1 Reversai 12/31/2021 Individuais (3,255) 579 2,639 (1,435) (79) (2,950) (4,501) Corpora te (1,261) 132 32 (36) (6) 274 (865) Micro / Small and medium companies (1,337) 464 685 (592) (112) (664) (1 ,556) Foreign loans—Latin America (2,029) 179 867 (226) (284) 140 (1 ,353) Total (7,882) 1,354 4,223 (2,289) (481) (3,200) (8,275) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transferfrom Stage Transferfrom Stage Derecognition (lncrease) / Closing balance 12/31/2020 1 2 Reversai 12/31/2021 Individuais (12,472) 79 (203) (2,639) 10,309 (7,942) (12,868) Corpora te (5,952) (8) (32) 310 2,145 (3,529) Micro / Small and medium companies (3,759) 51 112 (64) (685) 2,354 (2,032) (4,023) Foreign loans—Latin America (8,452) 46 284 (12) (867) 5,034 (205) (4,172) Total (30,635) 99 481 (287) (4,223) 18,007 (8,034) (24,592) Balance at (lncrease) / Closing balance Consolidated 3 Stages Derecognition Reversai 12/31/2020 12/31/2021 (3) Individuais (21 ,130) 10,309 (13,399) (24,220) Corpora te (7,953) 310 2,836 (4,807) Micro / Small and medium companies (6,369) 2,354 (3,376) (7,391) Foreign loans—Latin America (12,870) 5,034 (62) (7,898) Total (48,322) 18,007 (14,001) (44,316) 1) ln the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020). d) Lease operations—Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2022 12/31/2021 Payments Future financial Present value Payments Future financial Present value receivable income receivable income Current 2,035 (505) 1,530 2,365 (351) 2,014 Up to 1 year 2,035 (505) 1,530 2,365 (351) 2,014 Non-current 9,013 (2,748) 6,265 9,342 (2,743) 6,599 From 1 to 2 years 1,702 (495) 1,207 1,727 (456) 1,271 From 2 to 3 years 1,338 (387) 951 1,394 (369) 1,025 From 3 to 4 years 999 (308) 691 1,042 (296) 746 From 4 to 5 years 801 (257) 544 834 (251) 583 Over 5 years 4,173 (1 ,301) 2,872 4,345 (1 ,371) 2,974 Total 11,048 (3,253) 7,795 11,707 (3,094) 8,613 Financial lease revenues are composed of: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Financial income 238 174 435 362 Variable payments 2 2 3 6 Total 240 176 438 368 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 67

e) Operations of securitization or transfer and acquisition of financial assets ITAÚ UNI BANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in lhe Balance Sheet and are represented as follows: 06/30/2022 12/31/2021 1 1 Nature of operation Assets Liabilities < > Assets Liabilities < > Bookvalue Fairvalue Book value Fairvalue Book value Fairvalue Book value Fair value Mortgage loan 208 205 208 204 235 235 235 234 Working capital 648 648 648 648 800 800 795 795 Total 856 853 856 852 —————————————- 1,035 1,035 1,030 1,029 1) Under Other liabilities. From 01/01 to 06/30/2022 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 71, net of the Allowance for Loan Losses (R$ 561 from 01/01 to 06/30/2021). Note 11—Investments in associates and joint ventures a) Non-material individual investments of ITAÚ UNIBANCO HOLDING 06/30/2022 01/01 to 06/30/2022 lnvestment Equity in earnings Other comprehensive Total lncome income <1 > Associates 6,713 331 (4) 327 Joint ventures <2> 242 (35) (35) Total 6,955 296 (4) 292 12/31/2021 01/01 to 06/30/2021 lnvestment Equity in earnings Other comprehensive Total lncome income Associates <1 > 5,891 870 (17) 853 2 Joint ventures < > 230 (40) (40) Total 6,121 830 (17) 813 1) At 06/30/2022, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (52.27% total capital and 41 .97% voting capital; 52.64% total capital and 42.37% voting capital at 12/31/2021 ); Porto Seguro ltaú Uni banco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2021); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2021 ); Gestora de Inteligência de Crédito S.A (19.64% total capital and 20% voting capital; 19.64% total and 20% voting capital at 12/31/2021); Compaiiia Uruguaya de Medias de Procesamiento S.A. (29.24% total and voting capital; 29.24% at 12/31/2021); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2021 ); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2021) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2021). At 05/31/2021 occurred the spin-off of the investment in XP lnc. (Note 3). 2) At 06/30/2022, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2021 ); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2021) and includes result not arising from subsidiaries’ net incarne. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 68

Note 12—Lease Operations—Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 06/30/2022, total cash outflow with lease amounted to R$ 438 and lease agreements in the amount of R$ 230 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 06/30/2022 12/31/2021 Up to 3 months 298 304 3 mo nths to 1 year 857 842 F rom 1 to 5 years 3,062 3,088 Over 5 years 1,506 1,980 Total Financial Liability 5,723 6,214 Lease amounls recognized in lhe Consolidaled Slalemenl of Incarne: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Sublease revenues 5 6 10 8 Depreciation expenses (106) (286) (339) (618) lnleresl expenses (15) (66) (138) (143) Lease expenses for low value asseis (21) (19) (38) (38) Variable expenses nol include in lease liabilities (13) (15) (27) (35) Total (150) (380) (532) (826) In the period from 01/01 to 06/30/2022 and 01/01 to 06/30/2021, there was no impairment adjustment. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 69

Note 13 - Fixed assets

Fixed assets [1]	06/30/2022				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,272**	**(3,933)**	**(136)**	**3,203**
Land	-	1,175	-	-	1,175
Buildings and Improvements	4% to 10%	6,097	(3,933)	(136)	2,028
Other fixed assets		**15,202**	**(11,247)**	**(40)**	**3,915**
Installations and furniture	10% to 20%	3,433	(2,559)	(13)	861
Data processing systems	20% to 50%	9,307	(7,451)	(27)	1,829
Other [2]	10% to 20%	2,462	(1,237)	-	1,225
Total		**22,474**	**(15,180)**	**(176)**	**7,118**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Fixed assets [1]	12/31/2021				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,372**	**(4,089)**	**(110)**	**3,173**
Land	-	1,127	-	-	1,127
Buildings and Improvements	4% to 10%	6,245	(4,089)	(110)	2,046
Other fixed assets		**14,659**	**(10,832)**	**(37)**	**3,790**
Installations and furniture	10% to 20%	3,312	(2,463)	(10)	839
Data processing systems	20% to 50%	9,094	(7,170)	(27)	1,897
Other [2]	10% to 20%	2,253	(1,199)	-	1,054
Total		**22,031**	**(14,921)**	**(147)**	**6,963**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 70

Note ITAÚ UNIBANCO 14—HOLDING Goodwill S.A. and Intangible assets Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total 1121 lntangible assets Moeda Funcional • Atribu i do à Participaç Atividade ão dos Ac io nistas Controladores Consti tuição 21 12/20 Goodwill and intangible Associa tion for the Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Note Total PL- Total PL- Total No Pais Nota nd offer Remensura ções lnternally Ajustes de developed Other intangible Acio nistas Acionistas não Total from acquCapitalisition Social Açõespromotion em Reservas d ªe Reservas ofde AjusteSoftware de Títulos acqu ired Ganhos e Lucros Tesouraria financial Capital products Luc andros Disponí em Obrigações de Convers so ão ftwa de re Acumulados assets Controlad (2l ores Controladores Banco ltaú BBA SA Real Brasil Instituição Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ services Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosA Ban nnualcoemltaucard 01 amo /01 /2021 rtization SA rates3 76.27 7 4 40 2 3 .734 136.59 .919)% 20 Real 97.148 (907)Brasil 8%2. 323 Instituição Financei 20% ra (1.531) 20 100,00% % ( 100,00% 10% to 100,00% 11 .113 100,00% 147.706 Transações com os Acionistas 374 (302) 72 505 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 374 192 566 566 CostReconhecimento de Planos de Pagamento Baseado em Ações) ) 494 (494) 494 ( ( Cia. ltaú de Capitalização Real Brasil Capitalização 100,00% 100,00% 100,00% 100,00% Dibens Balance (Aumento Leasi )/ Redução atng 12/31/2021 SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores ,031 2, 13 657 15 Real Brasil Arrendamento Mercantil 6,476 100,00% 11 ,157 100,00% 6,431100,00% 505 39 100,00% ,752505 OutrosAcq uisitions 1 ) (1)22 ,1 368 2 (473 2,963 (1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Divi Rescissidendos e Juros sobre oons / dispos Capital Próprioals Prescritos (2) 73 (1 7365) (167 73) Hipercard Banco Múltiplo SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% To Exchange tal do Resultado va Abra riation ngente 4 1 .382 1 ) 1 .506) 393 7) 18 (1, (127) ( (373) ( 5.4 4.899 (64) 448 (1 ,75 5.347 1) ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 Other Outros Resultados(4l Abrangentes 155 ) (515) 393 506 ) ) (8) (1 (1, 1.382 666( (515)630 133 ltaü Corretora de Valores SA Real Brasil Corretora de Titu las e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Destinaçoes: Balance at 06/30 /2022 11,844 2,522 5,314 13,945 7,305 40,930 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Amortization Dividendos 87 ) (439) (439) ( (528) ltaú Vida e Previdência SA Real Brasil Previdência Complementar 100,00% 100,00% 100,00% 100,00% Luizacred Balance Juros sobre o SA Capital at Sociedade 12/31/2021 Próprio de Crédito, Financiamento e Investimento ) 994 37 ) (4, (4 ,220149) 4) Real Brasil (1 , Sociedade de Crédito 50,00% 50,00% ( (1, (994 984 50,00% ) ) (11,727)50,00% (994) Saldos em 31 /03/2021 369 ) 348 .2 021 .152 .140 1 .529) 44. 953 034 15 97.148 (533) (1 . ( 7.655 (8 ..312) 11 .979 Amortiz ation expense (3> 53 ) ( (246) (781) (591) (1,671) Muta Redecard ções no Per Instituição fodo de Pagamento SA 02) 3 382 1 .776 3 . Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosRescissi em 01ons/01/2022 / d ispos als 57 .213) .057 8 90.729 (528) 2.247 (2.263) (1.486 1 ) 6.010 ( 144.554 1 65 11 .022 155 166.576 No Exterior Transações Exchange com osvariation Acionistas 19 1 449 (335) 57 4 114 50 (1.501) (1.387) 302 ltResul aú Corpbanca tado4 da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Other( l 32 5) 8 702 ( (453) (68) Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) Bala (Aumento nce)/ Redução at 06/30 de Participação/2022 de Acionistas Controladores 15 .501) 1 81 (2, (1,362) (3,501) (5,322) 3) (1.501) (12,99 (8) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 82) 8 (882) (882) ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% lmpairment 2dVIII 40 40 40 Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Totallt Balance au doBank, Ltd.Resultado at Ab12/31/2021 rangente Real (5(4. 28 ) 60 17 ,209)1) Ilhas Cayman (712) Instituição Financei 46 ra ( (4) 100,00% 1) (823 ( ) 100,00% 6.743 2.444 100,00% 289 (6, 100,00% 915 2.733 ) Lucro Líquido Consolidado 43 6.7 6.743 289 7.032 lncrease (1) (1) ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar .60 ) ) 299(4 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações Exchange variation 682 0 74 58 ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Balance Reserva Legal at 06/30/2022 (4,527)1) 17 (654) 350 ( (824) (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 17 6) 4 .6) 516 (4.51 (6, 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Book Em 0 1/ value 01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 1. ) 954 (1.954) (1 .954) (3)SaldosBalanceEmpresa em 31/03/2022 in atcorporada 06/30 pe /2022 la Oi bens Leasi ng S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.7297,317 (79) 912 1..729 1 50661.082 (2.217) 1,642(1.490) 7, (7799.273) 1444,492 .393 9.509 21,756153.902 Mutações no Perfodo 449 (3351.) 674) 4.024 46 (4) (4.281) (60) (161) (1 ..513) (1) The contractual comm itments for lhe purchase of lhe new intangible asseis totaled R$ 46 achievable by 2024. 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) l 2) Inclu nc i Hedge deludesFluxoamounts de Caixa e paidde Investimen for acqu tos Líquid isitionos no Exteriorof rights to provi de services of payme nt of salaries, proceeds, retirement and pension benefits and similar benefits. 3)3) Inc Amo lui efeitosrti da ad zat oçãoion ex da Resoluçãopenses CMN n9 4.817/ related20 {Notato2al ,lhe rights for acquisition of payrolls and associations, in lhe amount of R$ (586) (R$ (8 60 ) from 01/01 to 12/31 /2021 ) are disclosed in lhe General and administ rative expenses (Note 23) As notas expli . cativas são parte integrante das demonstrações contábeis 4) lncludes lhe total amount of R$ 37 related to lhe hyperinfiationary for Argen tina. Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 2,780 (R$ 3,375 at 12/31/2021) . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 71

ITAÚ UNIBANCO HOLDING S.A. Demonstração Consolidada das Mutações do Patrimônio Liquido lntangible assets (Em milhões de reais) Goodwill and intangible País deAssociation for the Participação % no capital votante Participa ção % no capital total Note Moeda Funcional 11•21 Atividade Total Consti tuição ndAtribu offer i do à Participação dos Acionistas Controladoreslnternally developed Other intangible from acquisition promotion ª of Software acquired 1 212/20 financial products and Outros Res ultados Abrangentes 31/03/2022 software 31 / assets 31 11/ l03/2022 31 /12/2021 Total PL- Total PL- No Pais services Remensura ções Ajustes de Nota Ações em Reservas de Reservas de Lucros Acio nistas Acionistas não Total Capital Social Ajuste de Títulos em Obrigações de Conversão de Ganhos e Controladores Controladores Tesouraria Capital Luc ros Disponíveis para Perdas—Hedge Acumulados Banco ltaú BBA SA Real Brasil Instituição Ve nda Financeim raBenefícios Pós- Investimentos 100,00% 100,00% 100,00% 100,00% Annual amortization 20 10% % rates 8% 20% 20% to Banco ltaú Consignado SA Real Brasil Instituição Financeira Emprego no Exterior 100,00% “’ 100,00% 100,00% 100,00% SaldosBancoemltaucard 01 /01 /2021 SA 2 .919) 734 3 40 3 .4 136.59 7 6.27 7 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Cost Transações com os Acionistas 374 (302) 72 505 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Balance Resultado da Ent atrega de Ações 12/31/2020 em Tesouraria 1 5 13 ,959 374 192 2,822 6,484 7,664 3, 566274 34,203566 Cia. ltaú de Capita Reconhecimento de Planos4 lizaçãode Pagamento Baseado em Ações(494 494 ) ) Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Acquisitions l > 667 7, 7 38 5 3,511 3,413 Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosRescissions / disposals 1 ) (1) (10) (65) (13) (236)( (324 (1) ) Reversão Financeira Exchange de Dividendos ltaú CBD variation ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real (918) Brasil (15Sociedade 5)166 de Crédito (238) 50,00% 50,00% 166 (50,00% 20) (1, 50,00%33188 1) Divi Hipercard dendos e BancoJuros 5 sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 Other (3, > 3) (44 (15) (5) (463) To tal do Resultado Abrangente .899 .347 4 4 1 5 .382 1 1 .506) 393 ) ( ( 5.4 448 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Balance Lucro Líquido Conso at 12/31/2021 lidado ,752 13 ,031 39 2,657 6,476 11 ,157 5.414 5.4146,431 448 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA ) ) ) (515 393 506 Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Amortization ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaúBalance Reservas Unibanco Estatutárias at SA12/31/2020 (3, 288 ) (1, 410) 680) Real Brasil (1 ,347)3Instituição .784 Financeira 100,00% (3, 100,00% (3.784) 100,00% (9, 100,00% 725) ltDi aúvidendos Vida e Previdência SA 2 87 ) Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Amortization ex pense < > (109) (819) (942) (791) (2,661) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento (994) 994 ) Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) Rescissions / disposals 28 10 214 252 Saldos em 31 /03/2021 2 ..529) 369 .021 152 .140 1 034 44. 348 953 ) 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta Redecard Exchange ções no Pe Instituiçãorfodo variation de Pagamento SA 02) .776 382 3 3 1 . 1 25 Real 374Brasil ( 684.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 3 866 100,00% 1 4.96642 SaldosNo Exteriorem 3,01/01 /2022 7 .0557 155 .576 .213) 8 1.486 ) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Other ( 5> 97 1 14 211 Transações com os Acionistas 1.38 7) 449 (335) 114 (1.501) ( lt Balance Resul aú Corpbanca tado da Ent atrega de Ações em Colombia 12/31/2021 SATesouraria 1 Peso5,220149) (4 (4,)Colombiano Colômbia 449 62 (1 ,374)Instituição Financeira 55,65% 49,30% (1,51 984)1 55,65% (11, 49,30%727 511) Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco (397) Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acionistas Controladores 15 1 .501) (1.501) ( Banco ltaúlmpairment Argentina SA 2dVIII Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV , 3 2) 88 (882) (882) ( Outros Banco ltaúBalance (3l Paraguay at 12/31/2020 SA Guarani (5,772) Paraguai (789) Instituição Financei ra (204) 100,00% (383) 100,00% 100,00% (7,148) 100,00% 40 40 40 Divi Banco ltaúlncrease dendos e Juros Uruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio 40 44 0) (4 Uruguai Instituição Financei ra 100,00% ( 100,00% 77 100,00% 77 100,00% 77 ) Totallt D isau doposais Bank,Resultado Ltd .Abrangente Real 60 (4. 28 ) Ilhas Cayman Instituição Financei 46 ra 33 (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 33 Lucro Líquido Consolidado 6.7 43 6.743 289 7.032 lt Exchange Outros Resultadosau BBA lnternational variationAbrangentes pie Dólar 563) ) 299 60 Reino Unido 77Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% (4 640. Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Balance Reserva Legal at 12/31/2021 (5,209)) 915 (712) 350 (171) (823) (350) (6, ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 6) .4 516 (4.51 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Book Dividendos value (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 1. 954) 1.954 ) ( (1 .954) (3)SaldosBalanceEmpresa em 31 in /03/2022atcorporada 12/31/2021 pela Oi bens Leasi ng S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 7,822 (79) 447 4, .15 1 1.490 ) 729 3.902 912 1. 57161.082 (2.217) 2,156 ( 6, (7.273) 114 144.393 9.509 21,110 Muta 1) lnclu ções nodesPeramounts fodo paid for acquisition of rights to provi de services of payment of sala ries, proceeds 449 , retiremen (335)) 1. 674 t and pension 4.024 benefits and46 similar benefits(4) . (4.281) (60) (161) (1 .513) (2)1) Inc Amort lui participação ization no Resultadoexpe Abrangente nses rel deate Invest d to lheimentos em Co rili ghtsgadas efor Entidades acquisition Controladas ofem Conjuntopayro relativo lls an a Títu d los assoc Dispon ív iations, eis para Venda in lhe. amount of R$ () (R$ (594) from 01/01 to2012/3 860) 1/20 are disclosed in lhe General and administrative expenses (Note 23).2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , 3)As notas expli lncludes cativas lhe totalsão parte integranteamount das demonst of R$ 34rações contábeisrelated to lhe hyperinfla tionary adjust ment for Argentina. 4) Other intangible asseis: includ es lhe effect of R$ 2, 422 related to acquisition on 07/16/2021 of payroll management of lhe Government of the State of Minas Gerais. 5) lncludes reclassifications of Software licenses necessary to put data processing systems into use in, lhe net amount of R$ 7.32 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 72

Note 15—Deposits 06/30/2022 12/31/2021 Current Non-current Total Current Non-current Total lnterest-bearing deposits 348,034 338,023 686,057 334,808 356,620 691,428 Savings deposits 184,896 184,896 190,601 190,601 lnterbank deposits 4,087 510 4,597 3,490 286 3,776 Time deposits 159,051 337,513 496,564 140,717 356,334 497,051 Non-interest bearing deposits 142,636 142,636 158,944 158,944 Demand deposits 141,055 141 ,055 158,116 158,116 Other deposits 1,581 1,581 828 828 Total 490,670 338,023 828,693 493,752 356,620 850,372 Note 16—Financial liabilities designated at fair value through profit or loss 06/30/2022 12/31/2021 Current Non-current Total Current Non-current Total Structured notes Debt securities 19 69 88 16 98 114 Total 19 69 88 16 98 114 The effect of credit risk of these instruments is not significant at 06/30/2022 and 12/31/2021. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 73

Note 17—Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 06/30/2022 12/31/2021 lnterest rate (p.a.) Current Non-current Total Current Non-current Total Assets pledged as collateral 97,028 70 97,098 94,899 81 94,980 Government securities 95% ofCOI to 13.15% 75,805 75,805 67,060 67,060 Corporate securities 50% of COI to 87% of COI 19,773 19,773 25,676 25,676 Own issue 11 .80% to 15.75% 10 10 20 21 Foreign 0.53% to 34.99% 1,450 60 1,510 2,162 61 2,223 Assets received as collateral 12.80% to 13.15% 102,963 102,963 105,036 105,036 Right to sell or repledge the collateral 0.85% to 10.0% 40,444 4,814 45,258 43,260 9,572 52,832 Total 240,435 4,884 245,319 243,195 9,653 252,848 b) Interbank market funds 06/30/2022 12/31/2021 lnterest rate (p.a.) Current Non-current Total Current Non-current Total Financial bills 3.40 to IPCA + 6.65% 10,167 37,047 47,214 20,310 3,749 24,059 Real estale credit bills 3.01% to IPCA + 3.70% 9,258 11,568 20,826 3,628 7,035 10,663 Agribusiness credit bills 2.90% to 13.69% 12,723 12,524 25,247 4,342 9,359 13,701 Guaranteed real estate bills 4.85% to IPCA + 5.85% 3,084 42,366 45,450 1,623 29,375 30,998 lmport and export financing 0% to 13.80% 86,672 23,710 110,382 64,274 22,674 86,948 On-lending-domestic 0% to 17% 3,897 6,367 10,264 3,929 6,847 10,776 Tota1<1l 125,801 133,582 259,383 98,106 79,039 177,145 1) Comprises R$ 17,038 (R$ 34,942 at 12/31/2021 ) pegged to Libor. Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 06/30/2022 12/31/2021 lnterest rate (p.a.) Current Non-current Total Current Non-current Total Subordinated debt LIB to IPCA + 5.60% 23,745 42,037 65,782 21 ,203 53,833 75,036 Foreign loans through securities -1 .82% to 48.39% 10,717 53,477 64,194 6 ,560 56,283 62,843 <1 > Funding from structured operations certificates 0.3% to IPCA + 6.11% 313 2 ,092 2 ,405 143 614 757 Total 34,775 97,606 132,381 27,906 110,730 138,636 1) The fair value of funding from structured operations certificates issued is R$ 2 ,787 (R$ 790 at 12/31 /2021 ) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 74

d) Subordinated debt, including perpetual debts Name of security / currency Principal amount lssue Maturity Return p.a. 06/30/2022 12/31/2021 (original currency) Subordinated financial bills—BRL 2,253 2012 2022 1 PCA + 5.15% to 5.60% 6,797 6,380 20 2012 2022 IGPM + 4.63% 49 44 2,146 2019 Perpetuai 114% of SELIC 2,322 2,187 935 2019 Perpetuai SELIC + 1.17% to 1.19% 976 976 50 2019 2028 COI + 0.72% 58 55 2,281 2019 2029 COI + 0.75% 2,647 2,502 450 2020 2029 COI + 1.85% 511 481 106 2020 2030 IPCA + 4.64% 135 125 1,556 2020 2030 COI + 2% 1,771 1,664 5,488 2021 2031 COI + 2% 6,014 5,651 Total 21,280 20,065 Subordinated euronotes—USD 1,341 2012 2022 5.50% 7,184 14,742 1,814 2012 2023 5.13% 9,564 10,432 1,239 2017 Perpetuai 6.13% 6,508 6,997 750 2018 Perpetuai 6.50% 4,000 4,262 750 2019 2029 4.50% 3,946 4,205 698 2020 Perpetuai 4.63% 3,716 3,967 500 2021 2031 3.88% 2,632 2,804 Total 37,550 47,409 Subordinated bonds—CLP 27,776 1997 2022 7.45% to 8.30% 17 36 180,351 2008 2033 3.50% to 4.92% 1,296 1,423 97,962 2009 2035 4.75% 987 1,079 1,060,250 2010 2032 4.35% 97 106 1,060,250 2010 2035 3.90% to 3.96% 223 244 1,060,250 2010 2036 4.48% 1,064 1,160 1,060,250 2010 2038 3.93% 775 845 1,060,250 2010 2040 4.15%104.29% 597 651 1,060,250 2010 2042 4.45% 291 317 57,168 2014 2034 3.80% 380 414 Total 5,727 6,275 Subordinated bonds—COP 104,000 2013 2023 IPC+ 2% 134 145 146,000 2013 2028 IPC+ 2% 188 203 705,706 2014 2024 LIB 903 939 Total 1,225 1,287 Total 65,782 75,036 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 75

Note 18—Other assets and liabilities a) Other assets Note 06/30/2022 12/31/2021 Financial 98,220 96,630 At amortized cost 97,728 96,473 Receivables from credit card issuers 56,001 53,968 Deposits in guarantee for contingent liabilities, provisions and legal obligations 29d 13,042 12,264 Trading and intermediation of securities 15,872 17,218 lncome receivable 3,823 3,839 Operations without credit granting characteristics, net of provisions 5,378 4,720 lnsurance and reinsurance operations 1,808 1,565 Net amount receivables from reimbursement of provisions 29c 868 888 Deposits in guarantee of fund raisings abroad 882 660 Foreign exchange portfolio 1,213 Other 54 138 At fair value through profit or loss 492 157 Other financial assets 492 157 Non-financial 18,714 16,494 Sundry foreign 1,538 621 Prepaid expenses 6,360 5,243 Sundry domestic 4,340 2,868 Assets of post-employment benefit plans 26e 487 493 Lease right-of-use 3,839 5,046 Other 2,150 2,223 Current 98,005 93,604 Non-current 18,929 19,520 b) Other liabilities Note 06/30/2022 12/31/2021 Financial 146,110 134,267 At amortized cost 145,793 134,106 Credit card operations 118,975 108,997 Trading and intermediation of securities 15,754 12,161 Foreign exchange portfolio 2,819 2,485 Finance leases 4,092 5,324 Other 4,153 5,139 At fair value through profit or loss 317 161 Other financial liabilities 317 161 Non-financial 57,583 42,130 Funds in transit 24,420 18,027 Charging and collection of taxes and similar 9,097 457 Social and statutory 6,814 7,853 Deferred income 2,781 3,278 Sundry domestic 3,899 3,183 Personnel provision 2,673 2,244 Provision for sundry payments 2,317 2,348 Obligations on official agreements and rendering of payment services 1,671 1,261 Liabilities from post-employment benefit plans 26e 2,637 2,209 Other 1,274 1,270 Current 194,112 167,789 Non-current 9,581 8,608 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 76

Note 19—Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 06/30/2022 Number Amount Common Preferred Total Residents in Brazil 12/31/2021 4,929,997,183 1,771 ,808,645 6,701 ,805,828 62,020 Residents abroad 12/31/2021 28,293,176 3,074,036,344 3,102,329,520 28,709 Shares of capital stock 12/31/2021 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Shares of capital stock 06/30/2022 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil 06/30/2022 4,929,868,051 1,683,764,824 6,613,632,875 61 ,204 Residents abroad 06/30/2022 28,422,308 3,162,080,165 3,190,502,473 29,525 Treasury shares 111 12/31/2021 24,244,725 24,244,725 (528) Result from delivery of treasury shares (20,970,234) (20,970,234) 457 Treasury shares 111 06/30/2022 3,274,491 3,274,491 (71) Outstanding shares 06/30/2022 4,958,290,359 4,842,570,498 9,800,860,857 Outstanding shares 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623 12/31/2021 Number Amount Common Preferred Total Residents in Brazil 12/31/2020 4,929,824,281 1,820,159,657 6,749,983,938 66,885 Residents abroad 12/31/2020 28,466,078 3,025,685,332 3,054,151,410 30,263 Shares of capital stock 12/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock 12/31/2021 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil 12/31/2021 4,929,997,183 1,771 ,808,645 6,701,805,828 62,020 Residents abroad 12/31/2021 28,293,176 3,074,036,344 3,102,329,520 28,709 Treasury shares 111 12/31/2020 41,678,452 41,678,452 (907) Result from delivery of treasury shares (17,433,727) (17,433,727) 379 Treasury shares 111 12/31/2021 24,244,725 24,244,725 (528) Outstanding shares 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623 Outstanding shares 12/31/2020 4,958,290,359 4,804,166,537 9,762,456,896 1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in lhe market. Below is the average cosi of treasury shares and their market price in reais. ln 2022, there was none acquisition of treasury shares. Cost / market value 06/30/2022 12/31/2021 Common Preferred Common Preferred Average cosi 21.76 21.76 Market value on the last day of the base date 19.53 22.67 19.09 20.95 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 77

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I—Calculation of dividends and interest on capital 06/30/2022 06/30/2021 Statutory net incarne 14,462 12,793 Adjustments: (-) Legal reserve—5% (723) (640) Dividend calculation basis 13,739 12,153 Minimun mandatory dividend—25% 3,435 3,038 Dividends and interest on capital paid / accrued 3,435 3,038 II—Stockholders’ compensation 06/30/2022 Gross value Value WHT(With Net per share (R$) holding tax) Paid / prepaid 864 (130) 734 lnterest on capital—5 monthly installments paid from February to June 2022 0.0150 864 (130) 734 Accrued (Recorded in Other liabilities—Social and statutory) 3,177 (476) 2,701 lnterest on capital—1 monthly installment paid on 07/01/2022 0.0150 173 (26) 147 lnterest on capital 0.2605 3,004 (450) 2,554 Total—01/01 to 06/30/2022 4,041 (606) 3,435 06/30/2021 Gross value Value WHT(With Net per share (R$) holding tax) Paid / prepaid 733 733 Dividends—5 monthly installments paid from February to June 2021 0.0150 733 733 Accrued (Recorded in Other liabilities—Social and statutory) 2,686 (381) 2,305 Dividends—1 monthly installment paid on 07/01/2021 0.0150 147 147 lnterest on capital—credited on 03/16/2021 to be paid on 08/26/2021 0.0430 495 (74) 421 lnterest on capital—credited on 04/16/2021 to be paid on 08/26/2021 0.0480 552 (83) 469 lnterest on capital—credited on 05/13/2021 to be paid on 08/26/2021 0.0414 477 (72) 405 lnterest on capital 0.0883 1,015 (152) 863 Total—01/01 to 06/30/2021 3,419 (381) 3,038 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 78

c) Capital reserves and profit reserves 06/30/2022 12/31/2021 Capital reserves 2,088 2,250 Premium on subscription of shares 284 284 Share-based payment 1,800 1,962 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves 75,831 66,161 LegaI< 1 > 14,309 13,586 2 3 Statutory <, > 73,039 64,092 Corporate reorganizations 2d 1 (11 ,517) (11 ,517) Total reserves at parent company 77,919 68,411 1) lts purpose is to ensure the integrity of capital, compensate loss or increase capital. 2) lts main purpose is to ensure the yield flow to shareholders. 3) lncludes R$ (72) refers to net income remaining after the distribuition of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity lncome 01/01 to 01/01 to 06/30/2022 12/31/2021 06/30/2022 06/30/2021 ltaú CorpBanca 7,964 9,836 541 679 ltaú CorpBanca Colombia S.A. 18 476 3 25 Financeira ltaú CBD S.A. Crédito, Financiamento e Investimento 717 666 51 83 Luizacred S.A. Soe. Cred. Financiamento Investimento 399 426 (28) 42 Other< 1l 1,528 208 29 42 Total 10,626 11,612 596 871 1) As from 2022, in accordance with Regulatory lnstruction No. 272 of 04/01/2022, it includes non-controlling minority of consolidated investments funds. Note 20—Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 1 Partner plan < > (58) (17) (58) (52) Share-based plan (123) (89) (169) (192) Total (181) (106) (227) (244) 1) As a result of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021 , there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses -Compensation (Note 23). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 79

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number ofshares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 06/30/2022	01/01 to 06/30/2021
	Quantity	Quantity
Opening balance [(1)]	**36,943,996**	**36,291,760**
New	21,488,000	8,094,693
Delivered	(9,226,877)	(11,652,700)
Cancelled	(582,431)	(2,007,210)
Closing balance	**48,622,688**	**30,726,543**
Weighted average of remaining contractual life (years)	2.72	2.31
Market value weighted average (R$)	**22.21**	**20.27**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

b) Variable compensation

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member whoshould meet at least the performance and conduct requirements.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 06/30/2022	01/01 to 06/30/2021
	Quantity	Quantity
Opening balance [(1)]	**36,814,248**	**27,407,231**
New	21,609,092	14,371,723
Delivered	(14,263,138)	(10,814,168)
Cancelled	(568,571)	(1,269,818)
Closing balance	**43,591,631**	**29,694,968**
Weighted average of remaining contractual life (years)	**1.41**	**1.53**
Market value weighted average (R$)	**24.82**	**28.60**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 80

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Compulsory deposits in the Central Bank of Brazil	2,373	645	4,399	1,066
Interbank deposits	728	119	1,194	403
Securities purchased under agreements to resell	4,515	1,689	8,694	3,771
Financial assets at fair value through other comprehensive income	7,471	1,624	9,918	6,748
Financial assets at amortized cost	3,109	1,031	6,014	2,155
Loan operations	28,947	17,074	54,076	37,928
Other financial assets	528	-	742	85
Total	**47,671**	**22,182**	**85,037**	**52,156**

b) Interest and similar expense

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Deposits	(10,917)	(4,346)	(19,509)	(7,238
Securities sold under repurchase agreements	(5,954)	(1,777)	(10,914)	(2,756
Interbank market funds	(917)	3,107	(9,011)	(6,380
Institutional market funds	(3,692)	(2,046)	(6,442)	(4,354
Financial expense from technical provisions for insurance and private pension	(3,673)	(3,867)	(9,610)	(3,535
Other	(9)	(8)	(49)	(8
Total	**(25,162)**	**(8,937)**	**(55,535)**	**(24,271**

c) Income of financial assets and liabilities at fair value through profit or loss

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Securities	6,216	5,749	12,658	4,123
Derivatives [1]	5,478	(5,330)	(20)	2,071
Financial assets designated at fair value through profit or loss	(201)	384	499	(31
Other financial assets at fair value through profit or loss	257	(81)	733	(62
Financial liabilities at fair value through profit or loss	(212)	102	(662)	72
Financial liabilities designated at fair value	17	(18)	(1)	(3
Total	**11,555**	**806**	**13,207**	**6,170**

1) Includes the ineffective derivatives portion related to hedge accounting

During the period ended 06/30/2022, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 85 of expected losses (R$ 987 at 06/30/2021), R$ (24) for Financial assets – Fair value through other comprehensive income (R$ 5 at 06/30/2021) and R$ 109 for Financial assets – Amortized cost (R$ 982 at 06/30/2021).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 81

Note 22 - Commissions and banking fees

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Credit and debit cards	4,801	3,729	9,422	7,238
Current account services	1,926	1,887	3,886	3,802
Asset management	**2,046**	**1,674**	**3,942**	**3,411**
Funds	1,920	1,528	3,564	3,078
Consortia	126	146	378	333
Credit operations and financial guarantees provided	**657**	**620**	**1,291**	**1,207**
Credit operations	323	331	647	624
Financial guarantees provided	334	289	644	583
Collection services	484	502	976	989
Advisory services and brokerage	1,011	728	1,779	1,524
Custody services	154	146	315	297
Other	654	976	1,285	1,597
Total	**11,733**	**10,262**	**22,896**	**20,065**

Note 23 - General and administrative expenses

	Note	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Personnel expenses		**(7,179)**	**(6,685)**	**(15,130)**	**(14,242**
Compensation		(2,921)	(2,527)	(5,594)	(5,049
Employees' profit sharing		(1,471)	(1,323)	(2,820)	(2,549
Welfare benefits		(1,164)	(1,083)	(2,283)	(2,148
Provision for labor claims and dismissals (1)		(653)	(854)	(2,008)	(2,706
Payroll charges		(876)	(865)	(1,875)	(1,698
Share-based payment (2)	20	(58)	(17)	(58)	(52
Training		(27)	(18)	(48)	(33
Other		(9)	2	(444)	(7
Administrative expenses		**(4,554)**	**(3,669)**	**(8,453)**	**(7,416**
Third-Party and Financial System Services, Security and Transportation		(1,868)	(1,719)	(3,569)	(3,485
Data processing and telecommunications		(1,026)	(949)	(1,958)	(1,911
Installations		(603)	(420)	(1,062)	(789
Advertising, promotions and publicity		(423)	(183)	(773)	(435
Materials		(126)	(103)	(258)	(192
Travel expenses		(53)	(8)	(79)	(17
Other		(455)	(287)	(754)	(587
Depreciation and amortization		**(1,293)**	**(1,256)**	**(2,695)**	**(2,563**
Other expenses		**(3,436)**	**(2,823)**	**(7,054)**	**(6,667**
Selling - credit cards		(1,457)	(1,147)	(3,096)	(2,312
Claims losses		(351)	(255)	(629)	(468
Selling of non-financial products		(43)	(42)	(145)	(61
Loss on sale of other assets, fixed assets and investments in associates and joint ventures		(17)	(24)	(31)	(102
Provision for lawsuits civil	29	(283)	(251)	(540)	(493
Provision for tax and social security lawsuits		(349)	86	(670)	16
Refund of interbank costs		(91)	(86)	(182)	(163
Impairment		(1)	(433)	(1)	(433
Other		(844)	(671)	(1,760)	(2,651
Total		**(16,462)**	**(14,433)**	**(33,332)**	**(30,888**

1) Includes the effects of the Voluntary Severance Program.
2) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 20).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 82

Note 24 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Income / (loss) before income tax and social contribution	**10,157**	**13,985**	**19,290**	**22,523**
Charges (income tax and social contribution) at the rates in effect	(4,570)	(6,293)	(8,680)	(10,135)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	234	292	318	357
Foreign exchange variation on investments abroad	77	(1,035)	(24)	(436)
Interest on capital	232	461	525	1,126
Other nondeductible expenses net of non taxable income [1]	1,393	5,614	3,092	4,789
Income tax and social contribution expenses	**(2,634)**	**(961)**	**(4,769)**	**(4,299)**
Related to temporary differences				
Increase / (reversal) for the period	245	(4,285)	182	(3,265)
(Expenses) / Income from deferred taxes	**245**	**(4,285)**	**182**	**(3,265)**
Total income tax and social contribution expenses	**(2,389)**	**(5,246)**	**(4,587)**	**(7,564)**

1) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 83

b) Deferred taxes I—The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2021 lncrease 06/30/2022 Reversai Reflected in income 52,989 (11,981) 15,249 56,257 Provision for expected loss 28,428 (4,645) 6,593 30,376 Related to tax losses and social contribulion loss carryforwards 3,751 (121) 2,555 6,185 Provision for profit sharing 2,265 (2,265) 1,664 1,664 Provision for devaluation of securities with permanent impairment 998 (307) 85 776 Provisions 5 848 (732) 918 6 034 Civil lawsuits 1,257 (228) 242 1,271 Labor claims 3,175 (493) 607 3,289 Tax and social security lawsuits 1,416 (11) 69 1,474 Legal obligations 822 118 940 Adjustments of operations carried ou! on lhe futures seltlement market 80 80 Adjustment to fair value of financial asseis—AI fair value lhrough profit or loss 2,726 (2,726) 495 495 Provision relaling to health insurance operations 362 2 364 Other 7,789 (1,185) 2,739 9,343 Reflected in stockholders’ equity 2,331 (1,129) 2,148 3,350 Adjustment to fair value of financial asseis—AI fair value lhrough other comprehensive 1,329 (1,129) 2,067 2,267 mcome Cash flow hedge 461 75 536 Other 541 6 547 11 2> Tota1 · 55,320 (13,110) 17,397 59,607 1) Deferred incarne tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,141 and R$ 320, respectively. 2) The accounting records of deferred tax assets on income tax lesses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 84

12/31/2020 Realization / lncrease 12/31/2021 Reversai Reflected in income 60,248 (24,407) 17,148 52,989 Provision for expected loss 27,933 (6,274) 6,769 28,428 Related to tax lasses and social contribution loss carryforwards 5,528 (1,952) 175 3,751 Provision for profrt sharing 1,903 (1,903) 2,265 2,265 Provision for devaluation of securities with permanent impairment 1,570 (1,013) 441 998 Provisions 5 845 (1 923) 1 926 5 848 Civil lawsuits 1,331 (591) 517 1,257 Labor claims 3,056 (1,188) 1,307 3,175 Tax and social security lawsuits 1,458 (144) 102 1,416 Legal obligations 774 (36) 84 822 Adjustments of operations carried out on lhe futures settlement market 52 (52) Adjustment to fair value of financial asseis—At fair value through profrt or loss 8,315 (8,315) 2,726 2,726 Provision relating to health insurance operations 356 6 362 Other 7,972 (2,939) 2,756 7,789 Reflected in stockholders’ equity 1,375 (343) 1,299 2,331 Adjustment to fair value of financial asseis—AI fair value through other 60 (30) 1,299 1,329 comprehensive incarne Cash flow hedge 758 (297) 461 Other 557 (16) 541 •21 Total 11 61,623 (24,750) 18,447 55,320 1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively. 2) The accounting records of deferred tax assets on incarne tax lasses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable incarne, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 85

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2021	Realization / reversal	Increase	06/30/2022
Reflected in income	**4,580**	**(399)**	**3,485**	**7,666**
Depreciation in excess finance lease	137	-	-	137
Adjustment of deposits in guarantee and provisions	1,422	-	94	1,516
Post-employment benefits	6	(3)	3	6
Adjustments of operations carried out on the futures settlement market	237	(237)	36	36
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	2,676	2,676
Taxation of results abroad – capital gains	834	(74)	20	780
Other	1,873	(14)	656	2,515
Reflected in stockholders' equity	**189**	**(118)**	**49**	**120**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(118)	49	113
Cash flow hedge	1	-	-	1
Post-employment benefits	6	-	-	6
Total [1]	**4,769**	**(517)**	**3,534**	**7,786**

1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,141 and R$ 320 respectively.

	12/31/2020	Realization / reversal	Increase	12/31/2021
Reflected in income	**4,853**	**(1,029)**	**756**	**4,580**
Depreciation in excess finance lease	145	(8)	-	137
Adjustment of deposits in guarantee and provisions	1,404	(21)	39	1,422
Post-employment benefits	180	(178)	4	6
Adjustments of operations carried out on the futures settlement market	452	(452)	237	237
Adjustment to fair value of financial assets - At fair value through profit or loss	136	(136)	71	71
Taxation of results abroad – capital gains	644	(7)	197	834
Other	1,892	(227)	208	1,873
Reflected in stockholders' equity	**608**	**(580)**	**161**	**189**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	601	(577)	158	182
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	3	6
Total [1]	**5,461**	**(1,609)**	**917**	**4,769**

1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280 respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 86

III—The estimate of realization and present value of deferred tax assets and deferred tax liabilities are: Deferred tax assets Tax loss / social Deferred tax 3⁄4 Net deferred 3⁄4 Yearof Temporary 3⁄4 contribution loss 3⁄4 Total 3⁄4 liabilities taxes realization differences carryforwards 2022 10,046 18.8% 3,978 64.3% 14,024 23.5% (932) 12.0% 13,092 25.3% 2023 14,481 27.1% 612 9.9% 15,093 25.3% (767) 9.9% 14,326 27.6% 2024 10,436 19.5% 272 4.4% 10,708 18.0% (250) 3.2% 10,458 20.2% 2025 5,954 11.1% 265 4.3% 6,219 10.4% (217) 2.8% 6,002 11.6% 2026 2,745 5.1% 258 4.2% 3,003 5.0% (179) 2.3% 2,824 5.4% Afler 2026 9,760 18.4% 800 12.9% 10,560 17.8% (5,441) 69.8% 5,119 9.9% Total 53,422 100.0% 6,185 100.0% 59,607 100.0% (7,786) 100.0% 51,821 100.0% <1 > Present value 47,525 5,768 53,293 (6,183) 47,110 1) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable incarne include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts. Net incarne in lhe financial statements is no! directly relaled to lhe taxable incarne for incarne tax and social contribution, dueto differences between accounting criteria and lhe tax legislation, in addition to corporate aspects. Accordingly, it is recommended lha! changes in realization of deferred tax asseis presenled above are no! considered as an indication of future net incarne. IV—Deferred tax assets not accounted At 06/30/2022, deferred tax assets not accounted for correspond to R$ 1,507 andresult from Management’s evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021). c) Tax liabilities Note 06/30/2022 12/31/2021 Taxes and contributions on incarne payable 3,494 2,450 Deferred tax liabilities 24b li 3 20 280 Other 3,549 3,516 Total 7,363 6,246 Current 6,508 5,788 Non-current 855 458 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 87

Note 25—Earnings per share a) Basic earnings per share Net incarne attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by lhe average number of outstanding shares in lhe period, excluding treasury shares. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Net income attributable to owners of the parent company 7,456 8,404 14,107 14,088 Minimum non-cumulative dividends on preferred shares (107) (106) (107) (106) Retained earnings to be distributed to common equity owners in an amount per share (109) (109) (109) (109) equal to lhe minimum dividend payable to preferred equity owners Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 3,663 4,152 7,030 7,038 Preferred 3,577 4,037 6,861 6,835 Total net income available to equity owners Common 3,772 4,261 7,139 7,147 Preferred 3,684 4,143 6,968 6,941 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,842,752,798 4,821,520,888 4,838,833,377 4,815,885,208 Basic earnings per share—R$ Common 0.76 0.86 1.44 1.44 Preferred 0.76 0.86 1.44 1.44 b) Diluted earnings per share Calculated similarly to lhe basic earnings per share; however, il includes lhe conversion of ali preferred shares potentially dilulable in lhe denominator 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Net income available to preferred equity owners 3,684 4,143 6,968 6,941 Dividends on preferred shares after dilution effects 22 20 27 24 Net income available to preferred equity owners considering preferred shares 3,706 4,163 6,995 6,965 after the dilution effect Net income available to ordinary equity owners 3,772 4,261 7,139 7,147 Dividend on preferred shares after dilution effects (22) (20) (27) (24) Net income available to ordinary equity owners considering preferred shares 3,750 4,241 7,112 7,123 after the dilution effect Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,899,092,078 4,867,834,780 4,875,507,563 4,849,089,944 Preferred 4,842,752,798 4,821,520,888 4,838,833,377 4,815,885,208 Incremental as per share-based payment plans 56,339,280 46,313,892 36,674,186 33,204,736 Diluted earnings per share—R$ Common 0.76 0.86 1.43 1.44 Preferred 0.76 0.86 1.43 1.44 There was no potentially antidulitive effect ofthe shares in share-based payment plans, in both periods. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 88

Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev Benefit Plan	
	002 Benefit Plan	
	Prebeg Benefit Plan	
	UBB PREV Defined Benefit Plan	
	Benefit Plan II	
	Itaulam Basic Plan	
	Itaucard Defined Benefit Plan	
	Itaú Unibanco Main Retirement Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	Redecard Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Itaucard Variable Contribution Plan	
	Itaú Unibanco Supplementary Retirement Plan	
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 89

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	06/30/2022	06/30/2021
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 90

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Fixed income securities	**20,828**	**19,904**	**94.1%**	**90.8%**
Quoted in an active market	19,924	19,508	90.0%	89.0%
Non quoted in an active market	904	396	4.1%	1.8%
Variable income securities	**636**	**1,323**	**2.8%**	**6.1%**
Quoted in an active market	627	1,312	2.8%	6.0%
Non quoted in an active market	9	11	-	0.1%
Structured investments	**160**	**150**	**0.7%**	**0.7%**
Non quoted in an active market	160	150	0.7%	0.7%
Real estate	458	**462**	2.1%	**2.1%**
Loans to participants	69	**73**	0.3%	**0.3%**
Total	**22,151**	**21,912**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to group companies, with a fair value of R$ 333 (R$ 374 at 12/31/2021).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 91

e) ITAÚChange UNIBANCO HOLDING in the net S.A. amount recognized in the balance sheet Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) Participação % no capital votante Participa ção % no capital total The net amount recognized in the Balance Sheet is limited by the assei ceiling and it is computed based on estimated future con País detributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made Moeda Funcional 11•21 Atividade Consti tuição Atribu i do à Participação dos Acio nistas Controladores 12/20 21 Outros Res ultados06/30/2022 Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Total PL- Otherpost Total- PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total CapitalNoteSocial BD and CV plans em Obrigações de Conversão de CD plans employment Total Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para ra 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Benefícios Pós- Investimentos benefits Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Real Brasil Actuarial Instituição Financeira Recognized Pension plan 100,00% Recogn 100,00% ized 100,00% Recognized 100,00% Net asset Asset ceiling Asset ceiling Liabilities liabilities amount fund amount amount SaldosBancoemltaucard 01 /01 /2021 SA 73 4 2 136.59 .919) 7 6.27 734 .3 40 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações Amounts com osat the Ac beginningionistas of the 1 , period 21, 374912 (302) (20,039) (3 ,255) (1 ,382) 447 (2) 445 ——~’~7_ 72 79~) 505-—~(_ ~7_16~)577 Amounts Banco ltau recognizedleasing SA in ilncome 3l (1+2+3+4) Real Brasil993 (921) Instituição (150) Financeira (78) (8) 100,00% (8) (470) 100,00% (556) 1—Resultado Cost of current servce da Entrega de Ações em Tesouraria 1 5 ) 16 374 192 (16) (16) 566 ( 566 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações) ) (494 494 Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) 2—Cost of past service (426) (426) 3—(Aumento Net interest)/ Redução 1 1 de Participação de Acionistas Controladores 15 505 505 ) ) ) 150 905 993 ( ( (62) 20 20 (44) (86) Dibens Leasing SA -Arrendamento Mercantil Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 100,00% Outros4—Other expenses l2l ) ) (1 1 (28) (28) ( (28)(1) Reversão Amount Financeira de recognizedDividendos ltaú CBD ou in Juros sobre o Capi SAstockholders Crédito, ‘Financiamento ta equityl Próprio—otherDeclarados comprehensive e Investimento após período anter income iorITAÚ UNIBANCO (5+6+7) HOLDING S.A. Real Brasil(13) 24 Sociedade 166 (7) de Crédito 4 50,00% 50,00% 16650,00% 50,00% 1884 4 Divi 5—dendosEffects on asset ceiling 1 e Juros sobre o Capital ) Próprio Prescritos Demonstração Consolidada das Mutações do Patrimônio Liquido (7) (7) 73 73 (7)73 Hipercard Banco Múltiplo SA (Em milhões de reais) Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% 6—Remeasurements 1121 País de (3) Participação %(3 no )capital votante Participação % no capital total (3) To tal do Resultado Abrangente 4 .347 .899 5 1 4 .382 ) 1 1 .506) 393 Moeda Funcional • Constituição Atribui do à Participaç Atividadeão dos Acio nistas Control( adores ( 5.4 448 7—ltauseg Exchange Seguradora variation SA Real Brasil(13) 27 Seguros Outros Res ultad os Abrangentes31/03/2022 14 31 /12/2021 31 /03/2022 100,00% 31 /12/2021 100,00% 100,00% 100,00% 14 Lucro Líquido Consolidado Total PL- Total PL- 5.414 5.414 448 5.862 Other (8+9+10) No Pais Nota (741) 791 Remensurações Ajustes de 50 Acio nistas Acionistas não Total 68 118 Capital Social Ações em Reservas de Reservas de Ajuste de Títulos Ganhos e Lucros ltaüOutros ResultadosCorretora deAbrangentes Valores SA ) ) 393 506 (515) Banco ltaú BBA SA Real RealBrasil TesourariaBrasil CapitalCorretora Luc ros Instituição Financei deDisponí Tiveitu s para las e Valores raem Obrigaçõe (1s de Co nv ersãMobiliários o de100,00%Perdas—Hedge Acumulados 100,00% Controladores100,00%Cont 1.382 ro100,00% ladores 100,00% ( 100,00% (515)100,00% 100,00% 8—Receipt by Destination of Resources Ve nda m Benefícios Pós- Investimentos Banco ltaú Consignado SA Real Brasil Instituição Financeira Emprego no Exterior 100,00%”’ 100,00% 100,00% 100,00% Destinaçoes: 9—Benefrts paid (791) 791 68 68 ltaú Seguros SA .734 6. 72 2. ) (7 40 11 3(1.531 113 ...919) 23 4 273 SaldosBancoemltaucard01 /01 /2021SA Real RealBrasil97.148 (907)Brasil Instituição Financei Seguros ra 100,00% 100,00% 136.593 100,00% 100,00% 100,00%147.706 100,00% 100,00% 100,00% Transações com os Acion istas 50 374 (302) 72 505 577 Reserva Legal 5 1 Banco ltauleasingResultado da Entrega de Ações SA l3 em l Tesouraria Real 374Brasil 192 Instituição Financeira270 100,00% 566 100,00%566 (270) :ltaú_~— Reservasº-~ Unibanco -~-~:_ ri Estatutárias ~_t_:~- º~ _:_~-~- SA do_~ “~~-:s _r:od_ m_e_nt_ s _f ro _m_ s_po_n_s_or________________________ ) 494 ) 494 ) (494 1 5 2 05 6~~ , , 50~~ 145 ) Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado Real em Ações 22 RealBrasil~—- ,151 ~~~ Brasil(20,—- ( ~<~33.784 Instituição Capitalização ,~4_12~) Financeira ___ ~( _ 100,00%~4_ ——- 100,00%4~3~9 100,00% —— 100,00% ~(2~) 100,00%( ——- 100,00% 4~3=7(3.784) ——~<~1100,00% ,~1 _81~ ) —-~(_ 100,00% ~1_ Amount recognized in Asseis (Aumento )/ Dibens Leasi Reduçãong SAde Pa -rt Arrendamento icipação de Acion istas Contro Mercantilladores 18a 15 Real Brasil Arrendamento Mercantil 100,00% 50 100,00% 100,00% 505 100,00%505 437 487 Outros (1) (1) (1) Dividendos ) 87 (439) (439) ( (528) ltaú Vida e Previdência SA Reversão de DividendosFinanceira ltaú CBDou Juros sobreSA Crédito,o CapiFinanciamento tal PróprioRealDeclarados após perí e Investimentoodo anterior RealBrasil Brasil PrevidênciaSociedade de Crédi 166 toComplementar 50,00% 50,00% 16650,00%100,00% 50,00% 188 100,00% 100,00% 100,00% Amount reco9nized in Liabilities Divi Hipercard Banco Múltiplodendos e Juros sobre o Capital SAPróprio Prescritos 18b Real Brasil Instituição Financeira (1 100,00%,456) 100,00%73 100,00%73 100,00%73 (1 ,181) (2,637)(994) Juros sobre o Capital Próprio To tal do) (994 994 ) 4 15.4 .506) 1 ) 393 Resultado Abrangente ( 1.382 ( 4.899 448 5.347 ( SaldosLuizacred em 31 SA/03/2021Sociedade de Crédito, Financiamento e Investimento ltauseg SeguradoraLucro Líquido 152 .140 1 ) 034 .953 2 ..529) 369 348 44. 021 ConsolidadoSA15 Real 97.148 (533)RealBrasil Brasil Sociedade Seguros de Crédi (1 . to 100,00% ( 100,00%5.414 12/31/2021 5.414 100,00% 7.655 50,00% 448 100,00%5.862 (8 .312) 50,00% 50,00% 11 .979 50,00% ltaü CorretoraOutros Resultados506 ) 393 ) deAbrangentesValores SA Real Brasil Corretora de Titu las e Valores Mobiliários(1 1.382 100,00% ( 100,00% (515)100,00% 100,00%(515) Otherpost—Destinaçoes: Muta Redecard ções no Per Instituição fodo de Pagamento SA ltaú Seguros SA.382 .776 3 1 3 02) Real Real374Brasil (Brasil 4.219 Seguros Adquirente (1.506) 100,00% 100,00%2 100,00%100,00% 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 Reserva Legal BD and CV plans270 (270) CD plans employment Total Saldos em 01 /01/2022 ltaú UnibancoReservas EstatutáriasSA .576 ) 8 155 57 .05.213) 7 1.486 90.729 (528)Real 2.247 Brasil 3.784 Instituição Financeira (2.263) 100,00% ( 100,00%(3.784) 100,00%6.010 100,00%( 144.554 11 .022 No Exterior ltDi aúvidendos Vida e Previdência ) 87 SA Real Brasil Previdência Complementar 100,00% 100,00%(439) (439) 100,00% ( 100,00%(528) benefits Transações com os LuizacredJuros sobre o CapitalSA Soc Próp iedaderio 994 ) de Crédito, Financiamento e Investimento Real Brasil Sociedade de Crédito 50,00% 50,00%( (994)50,00% 50,00%(994) Acionistas Saldos em 31 /03/2021 .979 ) 953 348 ..148 .312) .369 11 140. (8 034 44. 021 2 97 .152 15 449 Actuarial(533)(335) (1 . (1.529)Recognized 7.655 Pension plan Recogn ized 114 (1.501)Recognized (1.38 7) ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria Muta Redecard Ins ções no Pe rfodotituição de Pagamento1 Peso5 382 .776 02) 3 3 .1 SAColombiano Net asColômbia s449Realets liabili 374Brasil62ties( Asset4.219 Instituição Adquirentecei (1.506) ling Financeira 2 amount 100,00% (393) 100,00%fund 100,00% Assei55,65%866 100,00%ce 4.642 iling amount49,30% Liabil 51 155,65%ities amount 49,30% 511 SaldosNo Exteriorem 01 /01 /2022 .022 8 57.05 (1.486 .576 (7 11 ) 155 .213) 90.729 (528) 2.247 (2.263) 6.010 144.554 Banco ltaú (Suisse) SA de Planos de Pagamento Baseado em Ações Transações com osltaú Corpbanca ColombiaAcion istas SAFranco (1. (1.501 7) 38) Suiço Peso ColombianoSuíça Colômbia449(397) (335) Instituição FinanceiraInstituição Financei ra 55,65% 49,30% 11455,65%100,00% 49,30% 100,00% 100,00% 100,00% Amounts Reconhecimento at the beginning of the period Resultado da Entrega de Ações em Tesouraria 1 5 23,225 449 (20,662 62 ) (3 ,642) (1,079) 1,454 51 1 511(951) 503 (397) (397) Banco ltaú (Su Reconhecimento deisse) SAPlanos de Pagamento Baseado em, 1 (397) Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397)100,00% 100,00% ——~<~9,, .,22~ ) —-~(_ ‘c-4,,.-98 -,’-) Amounts (Aumento recognized )/ Redução de Pa inrtincome icipação de (1+2+3+4) Acionistas Controladores (Aumento)/ Redução de Participação de15 Acion istas Contro575 1, ) 722 ladores1 .501) ) (1.501 15 (1 , (278) (1 31) 41 ( (68) (27) (66)(1.501) (1 (22 .501)4) Banco ltaú Argentina SA Banco ltaú Argentina SA Peso Argentino Peso ArgentinoArgentina Argentina Instituição FinanceiraInstituição Financeira 100,00% 100,00% 100,00%100,00% 100,00% 100,00% 100,00% 100,00% 1—Costrganização of current servceSocietária Reorganização Societária , , ) 2cXIV (882 3 (53) (882) (53) (882) (53) Reo Banco ltaú Paraguay3 2cXIV SA 3 2) 8 Guarani Paraguai Instituição Financei (882) ra 100,00% 100,00% 100,00% 100,00% (882) (8 Outros( l 40 40 40 Outros 2—Banco ltaúCost(3l of past serviceParaguay SA Divi Banco ltaú Uruguaydendos e Juros sobre o Cap SAital Próprio PrescritosGuarani Peso UruguaioParaguai Uruguai Instituição Financei Instituição 40 ra Financei ra 100,00% 100,00%77 100,00%77 100,00% 100,00% 77 100,00% 100,00% 40 100,00% 40 1 Totalltau doBank, Ltd.Resultado Abrangente (4 .) 28(4) 1) 60 Real Ilhas Cayman Instituição Financei 46 ra 100,00% ( 100,00%6.743 2.444 100,00% 289 100,00%2.733 3—Net interest 1 ) Cap Lucro Líquido Consolidado 7 .032 (1, 522) 1,722 (278) (78) 6.743 6.743104 289 (68) 36 (66) (108) Divi 4 Banco ltaú—dendosOther expenses e JurosUruguay sobre o 1 2 SAital Próprio Prescritos ltOutros au BBA lnternational pie Resultados Abrangentes Peso Uruguaio 60 1) ) (4.28 Uruguai Dólar Reino Unido Instituição FinanceiraInstituição 46 Financei (4) ra 100,00% ( 100,00% (4.299) 100,00% 100,00% 100,00%(4.299) 100,00% 77(63) 100,00% 77 100,00% (63 77) Total do Resultado Abrangente) Destinaçõesltau BBA USA Securities lnc. (4.) 28 60 Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 46 100,00% 100,00%(4) (63) 100,00% 1) 100,00% ( 6.743 2.444 289 2.733 Amount recognized in stockholders ‘ equity—other comprehensive income Reserva (5+6+7) Legal ) 350 350 665 ( 1,017 292 81 91 ltau Bank, Ltd. ltaü CorpBanca Real IlhasPeso Chileno(1 ,764 Cayman ) Ch ile 817 Instituição FinanceiraInstituição Financei ra 55,96%(282) 56,60% (725)55,96%100,00% 56,60% 100,00% 100,00% 100,00% Reservas Estatutárias 4 .516 6) (4.51 Lucro Líquido Consolidado 1) T Dividendos odas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO 6.7 43 adora , (301) possuem moeda funcional igual a da control com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. (301) 6.743 289 7.032 5—Effects on assei ceiling 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e. operam ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo 665 de atuação e ambiente econômi 665co principal no qual as unidades(484) 1,017 533 1,198 ltau BBA lnternational pie Juros sobre o Capital Próprio Dólar (1.954) Reino Unido Instituição Financeira (1 .954) 100,00% (1.954) 100,00% 100,00% 100,00% 6- Outros Remeasurements Resultados Abrangentes 3) EmpresaSaldos em 31 in /03/ corporada2022 pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/ ) 60 ) 766(1,) 965 .273) (1.490 .729 (7) 1 2022.15 90.729 (79) 1.912 801 61.082 (2.217) 46 ( (4) 144.393 (241)(4.281) 9.509 153.902 ( (241) (4.299) 81 (1, (4125 .299) ) Changes in demogra fic assumpt ions Mutações no Perfodo 674) .1 335 ) 449 ( 4 4.024 46 (4) (4.281) 4 (60) (161) (1 .513) ( 4 Destinações ltau BBA USA Securities lnc. 1) Inclui participação no Resultado Abrangente de InvestimentosDól emarColigadas e Entidades Controladas em ConjuntoEstados relativo. da a Títulos Dispon ív Unidos eis para Ven Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Changes in financial assumptions 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 821 3, 3,708 3,708 113 ltReserva Legalaü CorpBanca 3) Inclui efeitos da adoção da Resolução CMN n9Peso4.81 /7 20 {Nota 2al Chileno , Ch ile Instituição 350 Financeira 55,96% 56,60% (350) 55,96% 56,60% Experience of the plan 1’ 1 As notas explicativas são parte integrante das demonstrações contábeis (1,677) 766(4,) (2 ,911) (241) (241) (32) (4,950) 7—Reservas Exchange Estatutárias variation (4.51 6) 4 ..516 18 1) T Dividendosodas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da cont 2 roladora, com ex 16ceção da CorpBanca New York Branch18 e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. (301) (301) Other (8+9+10) (1 ,271) 85 ) 1,381 110 (323) (323) 128 (2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 1. 954) ) 1.954 ( (1 .954) ( 8—Receipt by Oestination of Resources 141 (323) (323) (323) 3)Saldos9 -Empresa Benefrts em 31 paid in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (1,381)(79) 1.729 3 1.490 912 1 15 .) 1,381 61.082 (2.217) ( (7.273) 144.393 1289.509 128.902 Muta 1O—ç Contributions ões no Perfodo and investments from sponsor 449110 (335674 1. ) 4.024 46 110 (4) (4.281) (60) (161) (1 .513) (110) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 21,912 (20,039) (1 ,382) 447 : -~- i-~~~-t~ e- ~ -~- ~h~ n: ~:- ~~1-nº~1~ ~-:~~~od ———————————- ~~ 18a-—— ~—-~~~ —- ~<~3 , ~2_55~)—-~~cc’ 48- ————— ~<2~> ——- :~:=~ ——~<~7 _79~) —-~(_1,~74 ~19 6cc’- J 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , Amount recognized in Liabilities 18b (1,) 209 430) (779) (2, 1)As Corresponds notas explicativas to thesão parteamountintegrantecalcu daslateddemonst on 01 rações/01 /2021contábeisbased on the initial amount (Net Assets , Actuarial Liabilities and Restriction oi Assets), taking into account the estons 9.46% , imated amount oi paymnets / receipts oi benefits / contributi multiplied by the discount rate oi p.a. (on 01 /01 /2020 the rate used was 7. p.a.)% Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 64 2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. 3) Correspond to the incarne obtained above / below the expected return and comprise the contributions made by participants. 4) lncludes the effects of the allocation of the surplus from the pension fund of ltaubanco Defined Contribution Plan. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 92

f) Defined benefit contributions Estimated Contributions made contri butions 2022 01/01 to 01/01 to 06/30/2022 06/30/2021 Retirement plan—FIU 34 26 19 Retirement plan—FUNBEP 22 7 5 Total 56 33 24 g) Maturity profile of defined benefit liabilities 1 Duration< > 2022 2023 2024 2025 2026 2027 a 2031 Pension plan—FIU 9.80 1 ,050 943 984 1 ,025 1 ,072 5 ,862 Pen~onp~n-FUNBEP 9.10 594 614 634 652 667 3 ,541 Other post-employment benefits 7.09 140 157 149 36 37 209 Total 1,784 1,714 1,767 1,713 1,776 9,612 1) A v erage duration of plan ·s actuaria l liabilities. h) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the incarne for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV plans Other post-employment benefits Stockholders· equity Stockholders· equity Main assumptions Present value lncome (Other Present value lncome (Other of liability comprehensive of liability comprehensive income) 111 income) 111 Discount rate lncrease by 0.5% (835) 308 (24) 24 Decrease by 0.5% 905 (420) 27 (27) Mortality table lncrease by 5% (234) 87 (10) 10 Decrease by 5% 245 (91) 11 (11) Medical inflation 1ncrease by 1% 63 (63) Decrease by 1% (53) 53 1) Net of effects of asset ceiling Note 27—Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP. a) Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 93

The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. b) Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: •PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. •VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. •FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. c) Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: •Provision for unearned premiums (PPNG)—this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis. •Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement. •Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations. •Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. •Mathematical provisions for benefits granted (PMBC)—recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. •Provision for financial surplus (PEF)—it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 94

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

d) Main information related to Insurance and Private Pension operations

I - Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Group Accident Insurance	30.8%	32.0%	16.8%	14.3%
Individual Accident Insurance	18.4%	19.0%	26.4%	31.8%
Credit Life Insurance	22.4%	23.2%	19.3%	30.8%
Random Events	23.6%	23.2%	28.3%	34.1%
Multiple Peril	42.8%	43.2%	19.6%	27.3%
Mortagage Insurance in Market Policies – Credit Life Insurance	20.0%	20.2%	11.9%	33.5%
Group Life	23.9%	23.8%	34.4%	63.0%

II - Revenues from insurance premiums and private pension

Main lines	Premiums and contributions			
	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Group Accident Insurance	243	189	480	399
Individual Accident Insurance	46	51	86	94
Disability Savings Pension	77	62	141	122
PGBL	549	460	1,043	907
Credit Life Insurance	382	236	716	426
Random Events	55	45	109	94
Multiple Peril	161	130	311	252
Mortagage Insurance in Market Policies – Credit Life Insurance	140	109	267	200
Traditional	36	30	68	57
VGBL	2,216	1,835	3,932	3,615
Group Life	382	278	717	553
Other lines	208	174	404	346
Total	**4,495**	**3,599**	**8,274**	**7,065**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 95

III -ITAÚ UNIBANCO Technical HOLDING S.provisions A. balances Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 06/30/2022 Atividade 12/31/2021 Consti tuição Atribu i do à Participação dos Acio nistas Controladores 2 1 lnsurance Private Pension Outro Tota s Resultad l os Abrangentes 31/03/2022 lnsurance 31 /12/20 Private Pens 31 /03/2022 ion Tota 31 /12/2021 l Total PL- Total PL- No PaisUneamed premiums (PPNG) Nota Ações em 3,346Reservas de Reservas de Ajuste12de Títulos Remensura 3,358ções Ajustes de Ganhos2,846 e Lucros Acio nistas12 Acionistas não 2,858 Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Mathematícal provisions for benefíts to be granted (PMBAC) and Ve nda m Emprego no Exterior “’ gr Banco ltaúanted Consignado bene fits (P SAMBC) Real Brasil 20 215 Instituição ,454 Financeira 2 15,474 100,00% 19 100,00% 209,196100,00% 209 100,00% ,215 SaldosBancoemltaucard 01 /01 /2021 SA 2 ..919) 734 136.59 3 3 6.27 40 74 7 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações com os Acionistas 374 (302) 72 505 577 Banco ltau Redemptions leasing SA andl3l Other Unset tled Amounts (PVR) Real Brasil 21 Instituição 365 Financeira 386 19 100,00% 358 100,00% 377 Resultado da Entrega de Ações em Tesouraria 1 5 374 192 566 566 Cia. ltaúFin Reconhecimento anci de al Capita surplus de Planoslizaçãode Pagamento (PEF) Baseado em Ações494 ) ) (494 Real Brasil 2 ( Capitalização 699 701 100,00% 100,00% 691100,00% 100,00% 692(494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosUnsett led claims (PSL) ) ) 1 (1 533 78 611 506 79( 585(1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Divi Clai dendosmse Juros sobre o/ events Cap incurred ital Próprio Prescritos but not reported36 1 (IBNR) 345 27 372 334 73 2773 73 Hipercard Banco Múltiplo SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% To talRelated do Resultado Expe Abrangentenses (POR) 1 .899 4 5 4 .347 .5061 ) 1 .382 ) 393 26 69 ( 95 ( 29 5.4 65 448 94 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOthe Outros ResultadosCorretora r provisi deAbrangentes Valores ons SA ) 393 506 ) Real Brasil128 Corretora de Ti514tu las e Valores(1 Mobiliários 642 1.382 100,00% (129 100,00% 665(515)100,00% 100,00% 794(515) Destinaçoes: ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Total Reserva Legal 14 3, 883 ,976 4,421 217 270 ,218 221,639 (270) 211,093 2 ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% lt Current Dividendos aú Vida e Previdência SA ) 87 4 3, 00 102 3, 453 Real Brasil Previdência 55 1 Complementar 4, 100,00% 100,00% (439) 5 (439)41100,00% ( 100,00% 3,643 (528) Luizacred Non- Juros sobre o Capitalcurrent SA SociedadePr óprio de Crédito, Financiamento e Investimento (994) 994 ) Real Brasil968 216 Sociedade ,667 de Crédi to 217,635 50,00% 781 50,00% ( 210,55250,00% 211,33350,00% (994) Saldos em 31 /03/2021 953 348 152 2 ) ..021 .529) 1 034 44. 15 97.148 (533) (1 . ( 7.655 (8 .312) 140.369 11 .979 Muta Redecard ções no Per Instituição fodo de Pagamento SA .776 382 3 1 3 ..02) Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 IV -Saldos No Exterior em Change 01 /01 /2022 in technical provisions 7 1.486 ) .05155 .576 8 57 .213) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 ..022 Transações com os Acionistas 7) 1.38 449 (335) 114 (1.501) ( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça 06/30 /2022 Instituição Financei ra 100,00% 100,00% 12/31 /2021 (397) 100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acionistas Controladores 15 .501) 1 (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV , 3 88 2) lnsur a nce Private pens (882) ion Total lnsu rance Private pens ion(882) Total ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco ltaúOpeningdendos e JurosUruguay sobre obalance Cap SAital Próprio—01/ Prescritos 01 Peso Uruguaio 3, Uruguai883 211Instituição ,093 Financei ra 214,976 100,00% 3, 303 100,00% 77 217,697100,00% 77 221 100,00%,00077 Totalltau doBank, Resultado Ltd. Abrangente Real 60 ) (4. 28 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 (+)Lucro Líquido Add iti Conso onslidadoarising from premiums / contribulions 6.7 43 3,202 5,071 8,273 5,106 6.743 9,676 289 14,7827.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar ) 60 .) 299(4 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% (-) Deferral dueto elapsed risk (2,563) 701) 563) (2, (4, (4, 701) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) lt (-)aü CorpBanca Payment of claims / benefits Peso Chileno (708 Ch ile ) (212) Instituição Financeira (920) 55,96% (1,598) 56,60% (373) 55,96% (1, 56,60% 971) Reservas Estatutárias .4 6) 516 (4.51 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. (+)Dividendos Reported claims 711 1, 534 534 1, 711 (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 1. 954) 1.954 ) ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) 729 912 .1.1 61.082 (2.217) (1.490) (7.273) 144.393 9.509 153.902 (-) Redemptions 826) (7, (7,826) (16,872) (16,872) Mutações no Perfodo 449 (335) 1. )674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) I (+/ nclui participa -) NetçãoPortab no Resultado Abrangente ility de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. (3, 417) (184) (184) (3,417) 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) ( +) Inclui Adjustment efeitos da adoção da Resolução ofCMN n9 4.817/ reserves 20 {Nota 2al and, financial surplus 9 23 5,0 9,405 9,414 14 5,009 As notas explicativas são parte integrante das demonstrações contábeis ( +/-) Other (increase / reversai) 25 (129)(54 4) (104) 83 (627) ( +/-) Corporate Reorganization 4 4 Closing balance 4,421 217,218 1, 639 3, 883 22 211 ,093 214,976 Through actuaria l models based mainly on lhe portfol io historical experience and on macroeconomi c projections, ITAÚ UNIBANCO HOLDING establishes lhe assumptions that influence lhe assessment of technical provisions . The assumptíons are reassessed annually by experts of lhe actuarial and risk area , and are subsequently submitted to lhe exec utive’s approval. The effects on assumpt ions are recognized in income for lhe period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 96

e) Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	06/30/2022	12/31/2021
Opening Balance - 01/01	**631**	**496**
Increase	779	1,298
Amortization	(654)	(1,163)
Closing Balance	**756**	**631**
Balance to be amortized in up to 12 months	542	464
Balance to be amortized after 12 months	214	167

f) Table of claims development

The amounts shown in the tables express the position at 06/30/2022, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**611**
(-) IBNER	215
(-) Reinsurance	28
(-) Retrocession and other estimates	(5)
Liability claims presented in the claims development table (a + b)	**373**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I - Administratives claims - net of reinsurance

Occurrence date	06/30/2018	06/30/2019	06/30/2020	06/30/2021	06/30/2022	Total
At the end of reporting period	866	1,046	1,181	1,426	1,374	
After 1 year	993	1,049	1,187	1,420		
After 2 years	999	1,051	1,190			
After 3 years	996	1,045				
After 4 years	990					
Current estimate	990	1,045	1,190	1,420	1,374	
Accumulated payments through base date	982	1,036	1,180	1,403	1,259	5,860
Liabilities recognized in the balance sheet	8	9	10	17	115	159
Liabilities in relation to prior periods						53
Total administratives claims						**212**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 97

II - Judicial claims - net of reinsurance

Occurrence date	06/30/2018	06/30/2019	06/30/2020	06/30/2021	06/30/2022	Total
At the end of reporting period	14	21	14	16	12	
After 1 year	34	35	28	29		
After 2 years	42	46	34			
After 3 years	53	50				
After 4 years	56					
Current estimate	56	50	34	29	12	
Accumulated payments through base date	46	39	22	13	4	124
Liabilities recognized in the balance sheet	10	11	12	16	8	57
Liabilities in relation to prior periods						104
Total judicial claims						**161**

The breakdown of the claims development table into administrative and judicial shows the reallocation of administrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

g) Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2022 and 2021.

The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries' experience, thus representing the best estimates for cash flow projections.

Methodology and test grouping

Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately.

The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio.

Demographic tables

Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability.

Risk-free interest rate

The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows.

The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 98

Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Note 28—Fair value of financial instruments The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. The methods and assumptions used to estimate the fair value are defined below: • Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -The carrying amounts for these instruments are close to their fair values. • Interbank deposits, Deposits, Interbank and Institutional Market Funds—They are calculated by discounting estimated cash flows at market interest rates. • Securities and Derivatives—Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. • Loans and financial leases—Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 99

was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. • Other financial assets / liabilities—Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 140,815 (R$ 128,683 at 12/31/2021) with an estimated fair value of R$ 185 (R$ 217 at 12/31/2021). a) Financial assets and liabilities measured at fair value The following table presents lhe financial asseis and liabilities measured ai fair value on a recurring basis, segregaled belween leveis of lhe fair value hierarchy: 06/30/2022 12/31/2021 Levei 1 Levei 2 Levei 3 Book Value/ Levei 1 Levei 2 Levei 3 Book Value/ FairValue FairValue Financial Assets 374,694 107,678 1,798 484,170 366,930 102,253 1,563 470,746 Financial assets at fair value through profit or loss 269,509 104,206 1,798 375,513 262,912 100,649 1,563 365,124 lnvestment funds 1,851 27,559 29,410 653 19,486 20,139 Brazilian government securities 216,271 5,756 222,027 215,405 6,350 221,755 Government securities—other countries 8,302 8,302 5,561 5,561 Brazilian externai debl bonds 2,747 2,747 3,044 3,044 Corporate securities 40,338 70,399 1,798 112,535 38,249 74,656 1,563 114,468 Shares 9,823 4,961 74 14,858 14,355 5,002 19,357 Rural product note 3,528 40 3,568 6,791 61 6,852 Bank deposrt certificates 344 344 150 150 Real estale receivables certificates 909 165 1,074 1,009 1,012 Debentures 25,387 40,451 1,513 67,351 18,638 45,672 1,478 65,788 Eurobonds and others 5,128 5,134 5,244 8 5,253 Financial bills 15,122 15,122 10,098 13 10,111 Promissory and commercial notes 3,390 3,390 4,684 4,684 Other 1,694 1,694 12 1,249 1,261 Other Financial Asseis 492 492 157 157 Financial assets at fair value through other comprehensive incarne 105,185 3,472 108,657 104,018 1,604 105,622 Brazilian government securities 60,597 1,003 61 ,600 68,457 1,185 69,642 Government securities—other countries 34,635 34,635 30,194 30,194 Corporate securities 9,953 2,469 12,422 5,367 419 5,786 Shares 5,618 58 5,676 743 743 Bank deposrt certificates 48 48 131 131 Debentures 225 726 951 134 217 351 Eurobonds and others 4,110 1,341 5,451 4,490 8 4,498 Financial credit bills 6 6 6 Other 290 290 57 57 Financial liabilities at fair value through profit or loss 405 405 275 275 Structured notes 88 88 114 114 Other financial liabilities 317 317 161 161 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 100

The following table presents lhe breakdown of fair value hierarchy leve Is for derivative asseis and liabilities. 06/30/2022 12/31/2021 Levei 1 Levei 2 Level3 Total Levei 1 Levei 2 Levei 3 Total Assets 16 78,402 242 78,660 6 68,887 152 69,045 Swap Contracts—adjustment receivable 42,631 130 42,761 37,924 90 38,014 Option Contracts 10,780 112 10,892 3 21 ,187 62 21 ,252 Forward Contracts 13,958 13,958 3,111 3,111 Credil derivatives 212 212 242 242 NDF—Non Deliverable Forward 10,213 10,213 5,943 5,943 Other derivative financial instruments 16 608 624 3 480 483 Liabilities (33) (74,444) (92) (74,569) (3) (63,076) (125) (63,204) Swap Contracts—adjustment payable (35,633) (91) (35,724) (34,535) (1 11) (34,646) Option Contracts (15,365) (1) (15,366) (2) (22,531) (14) (22,547) Forward Contracts (12,879) (12,879) (762) (762) Credil derivatives (503) (503) (198) (198) NDF—Non Deliverable Forward (9,876) (9,876) (4,896) (4,896) Other derivative financial instruments (33) (188) (221) (1) (154) (155) ln all periods, there were no significant transfer belween Levei 1 and Levei 2. Transfers to and from Levei 3 are presenled in movements of Levei 3. The methods and assumptions used to measurement the fair value are defined below: Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities form other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market. Level 2: Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level. Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 101

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains orlasses (realized / unrealized) Total Gains or Fair value at Transfers in and / Fairvalue at 12/31/2021 Purchases Settlernents or out of Levei 06/30/2022 Lasses Recognized in incarne Recognized in other (unrealized) cornprehensive incarne Financial assets at fair value through profit or loss 1,563 (29) 30 (41) 275 1,798 (527) Corporate securities 1,563 (29) 30 (41) 275 1,798 (527) Negotiable shares (56) 130 74 (52) Real estale receivables certificates (22) (2) 184 165 (60) Debentures 1,478 50 (15) 1,513 (386) Rural Product Note 61 (1) (24) 40 (27) Eurobonds and other (5) (6) (2) Financial bills 13 19 (32) Total gains orlasses (realized / unrealized) Fair value at Transfers in and / Fairvalue at Total Gains or Purchases Settlernents or out of Levei Lasses 12/31/2021 Recognized in other 06/30/2022 (unrealized) Recognized in incarne comprehensive income Derivatives—assets 152 154 194 (420) 162 242 188 Swap Contracts—adjustrnent receivable 90 75 25 (31) (29) 130 129 Option Contracts 62 79 169 (389) 191 112 59 Derivatives—liabilities (125) 104 (121) 17 33 (92) 24 Swap Contracts—adjustrnent payable (111) 28 (42) 33 (91) Option Contracts (14) 76 (79) 16 (1) 15 Total gains orlasses (realized / unrealized) Fair value at Transfers in and / Fairvalue at Total Gains or Purchases Settlernents or out of Levei Lasses 12/31/2020 Recognized in other 12/31/2021 (unrealized) Recognized in incarne cornprehensive incarne Financial assets at fair value through profit or loss 1,968 (505) 1,993 (865) (1,028) 1,563 (434) Corporate securities 1,968 (505) 1,993 (865) (1,028) 1,563 (434) Real estale receivables certificates 548 (167) 1,039 (616) (801) Debentures 1,350 (313) 855 (211) (203) 1,478 (432) Rural Product Note 64 (15) 62 (32) (18) 61 Eurobonds and other (9) 23 (6) (2) Financial bills (1) 14 (6) 13 Total gains orlasses (realized / unrealized) Fair value at Transfers in and / Fairvalue at Total Gains or Purchases Settlernents or out of Levei Lasses 12/31/2020 Recognized in other 12/31/2021 (unrealized) Recognized in incarne cornprehensive incarne Derivatives—assets 105 46 327 (284) (42) 152 56 Swap Contracts—adjustrnent receivable 93 26 56 (43) (42) 90 90 Option Contracts 12 20 271 (241) 62 (34) Derivatives—liabilities (110) 72 (233) 148 (2) (125) (24) Swap Contracts—adjustrnent payable (109) (30) 22 (2) (111) (46) Option Contracts (1) 64 (203) 126 (14) 22 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 102

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		06/30/2022		12/31/2021	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(1.6)	-	(1.5)	-
	II	(42.1)	-	(38.2)	-
	III	(84.4)	-	(76.4)	-
Commodities, Indexes and Shares	I	(3.7)	-	-	-
	II	(7.4)	-	-	-
Nonlinear	I	(40.2)	-	(56.5)	-
	II	(71.9)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 103

b) Financial assets and liabilities not measured at fair value

The following table presents the financial assets and liabilities not measured at fair value on a recurring basis.

	06/30/2022		12/31/2021	
	Book value	Fair value	Book value	Fair value
Financial assets	**1,454,814**	**1,454,089**	**1,375,782**	**1,376,534**
At Amortized Cost	**1,454,814**	**1,454,089**	**1,375,782**	**1,376,534**
Central Bank compulsory deposits	105,151	105,151	104,592	104,592
Interbank deposits	52,131	52,406	69,942	70,112
Securities purchased under agreements to resell	172,856	172,856	169,718	169,718
Voluntary investments with the Central Bank of Brazil	13,000	13,000	5,800	5,800
Securities	196,798	196,242	147,746	147,219
Loan and financial lease	862,528	862,084	822,590	823,699
Other financial assets	97,728	97,728	96,473	96,473
(-) Provision for expected loss	(45,378)	(45,378)	(41,079)	(41,079)
Financial liabilities	**1,615,683**	**1,614,855**	**1,558,307**	**1,558,838**
At Amortized Cost	**1,611,569**	**1,610,741**	**1,553,107**	**1,553,638**
Deposits	828,693	828,579	850,372	850,277
Securities sold under repurchase agreements	245,319	245,319	252,848	252,848
Interbank market funds	259,383	259,326	177,145	177,181
Institutional market funds	132,381	131,724	138,636	139,226
Other financial liabilities	145,793	145,793	134,106	134,106
Provision for Expected Loss	**4,114**	**4,114**	**5,200**	**5,200**
Loan commitments	3,420	3,420	4,433	4,433
Financial guarantees	694	694	767	767

Note 29 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 104

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 105

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	Note	06/30/2022			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,317**	**8,219**	**1,558**	**13,094**
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
Adjustment / Interest	23	143	254	-	397
Changes in the period reflected in income	**23**	**397**	**1,183**	**239**	**1,819**
Increase [1]		627	1,324	239	2,190
Reversal		(230)	(141)	-	(371)
Payment		(507)	(1,152)	(11)	(1,670)
Subtotal		**3,125**	**7,625**	**1,786**	**12,536**
(+) Provisions guaranteed by indemnity clause	2d XIV	213	892	-	1,105
Closing balance		**3,338**	**8,517**	**1,786**	**13,641**
Current		**1,353**	**2,306**	**442**	**4,101**
Non-current		**1,985**	**6,211**	**1,344**	**9,540**

	Note	12/31/2021			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause	2d XIV	(216)	(950)	-	(1,166)
Subtotal		**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest	23	221	155	-	376
Changes in the period reflected in income	**23**	**820**	**2,652**	**85**	**3,557**
Increase		1,176	2,888	119	4,183
Reversal		(356)	(236)	(34)	(626)
Payment		(1,244)	(2,532)	(10)	(3,786)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
(+) Provisions guaranteed by indemnity clause	2d XIV	225	879	-	1,104
Closing balance		**3,317**	**8,219**	**1,558**	**13,094**
Current		**1,266**	**2,528**	**429**	**4,223**
Non-current		**2,051**	**5,691**	**1,129**	**8,871**

1) Includes, in the labor provision, the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 106

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	06/30/2022	12/31/2021
Opening balance - 01/01		**6,498**	**6,810**
(-) Provisions guaranteed by indemnity clause	2d XIV	(71)	(71)
Subtotal		**6,427**	**6,739**
Adjustment / Interest [1]		372	202
Changes in the period reflected in income		**30**	**8**
Increase [1]		85	180
Reversal [1]		(55)	(172)
Payment		(25)	(523)
Subtotal		**6,804**	**6,426**
(+) Provisions guaranteed by indemnity clause	2d XIV	73	72
Closing balance		**6,877**	**6,498**
Current		**59**	**10**
Non-current		**6,818**	**6,488**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

- INSS – Non-compensatory Amounts – R$ 1,870: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,103.

- PIS and COFINS – Calculation Basis – R$ 655: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 642.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,599 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 576 (R$ 448 at 12/31/2021).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 37,464 (R$ 35,855 at 12/31/2021), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,424: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 5,455: the levy and/or payment place of ISS for certain banking revenues are discussed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 107

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,107: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,557: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,524 : discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,633: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,275: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Losses with Loan Operations – R$ 765: tax assessments issued for requirement of IRPJ and CSLL due to the alleged non-compliance with the legal criteria for the deduction of losses in the receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 868 (R$ 888 at 12/31/2021), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		06/30/2022				12/31/2021
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,789	1,985	9,268	**13,042**	**12,264**
Investment fund quotas		406	143	71	**620**	**690**
Surety		71	50	4,110	**4,231**	**4,115**
Insurance bond		1,589	1,422	15,766	**18,777**	**18,771**
Guarantee by government securities		7	-	244	**251**	**242**
Total		**3,862**	**3,600**	**29,459**	**36,921**	**36,082**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Banking**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Banking**

  It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 108

•Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. •Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 109

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected loan losses model.• •Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. •Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. •Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. •Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 110

b)ITAÚConsolidated UNIBANCO HOLDING S.A. Statement of Managerial Result Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Atividade 04/01 to 06/30/2022 Consti tuição Atribu i do à Participação dos Acio nistas Controladores 21 12/20 Activities Outros Res ultados with Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Wholesale ITAÚ Total PL- Total PL- IFRS No Pais Nota AçõesRetail em Banking Reservas de Reservas de Ajuste de Títulos theRemensura Market ções +Ajustes de Ganhos e LucrAdjustments os Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc rosBanking UNIBANCO Acumulados Controladores Cont consolidatedroladores !3l Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Corporation Emprego no Exterior “’ Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosBan Operating coemltaucard 01 /01 /2021 SArevenues 7 59 .40 734 7 3 6.27 .919) 2 3 12 ,389 Real 97.148 (907)Brasil 22,387 2. 323 Instituição Financei 4 ra (1.531) 473 100,00% ( 35,249 100,00% 136. 851100,00% 11 .113 36,100 100,00% 147.706 Transações com os Acionistas 374 (302) 72 505 577 3 1 Banco ltau Resultado lnterest da leasing Ent rega de Ações emmargin SA l < l > Tesouraria 81 5 1 5 Real 374Brasil 13,499 192 Instituição 8,558 Financeira 22,638 100,00% (658) 566 21 100,00%,980566 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado) (494 494 ) em Ações Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Commissions)/ Redução de Pa andrt Banking Acionistas Controladores Fees 15 6,696 3,763 40 10,499 1,234 505 11 ,733 Dibens (Aumento Leasing SA -Arrendamento icipação de Mercantil Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 100,00% 505 Outros Incarne from insurance and private ) ) (1 1 pension operations before claim and ( (1) Reversão Financeira selling de Dividendos ltaú CBD expenses ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil 2,192 Sociedade 166 de Crédi 68 to (148) 50,00% 2,112 50,00% (57 16650,00% 3) 1,539 50,00% 188 Divi Hipercard dendos e Juros sobre o Banco Múltiplo Capital Próprio SA Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal do Resultado Abrangente 4 1 4 .347 5 .899 1 .382 ) 1 .506) 393 ( ( 5.4 448 ltauseg Lucro LíquidoOther Seguradora revenues Consolidado SA Real Brasil Seguros 100,00% 100,00% 5.414 5.414 848100,00% 448 100,00% 8485.862 ltaüCost Outros Resu Corretora ofltados Credit de Abrangentes Valores SA 393 506 ) ) Real Brasil (7,479) Corretora de Titu las e Valores(56)(1 Mobiliários 1.382 100,00% (7,535)( 100,00% (515)516100,00% (7,019)100,00% (515) Destinaçoes: ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Claims Reserva Legal (332) 270 (5) (337) (270) (1) (338) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% lt Operat Dividendos aú Vida eing Previdência margin SA 14 ,576 87 ) Real Brasil Previdência 12 Complementar ,328 473 100,00% 27,377 100,00% (439) 1,366(439)100,00% ( 28 100,00%,743(528) Luizacred Other Juros sobre o Capital operat SA SociedadePróp ingrio income de Crédito, / Financiamento (expenses) e Investimento (994) 994 ) Real Brasil(10,803) Sociedade (4,696) de Crédi to (66) 50,00%(15,565) 50,00% ( {3,021) 50,00% (18,586) 50,00% (994) Saldos em 31 /03/2021 021 ) 953 .140 1 369 034 44. .2 152 .348 .529) 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta Redecard ções nointerest Per Instituição fodo deexpenses Pagamento 2 SA 02) 3 .776 3 Real 374Brasil ( 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 Non- < > 13 ,314) (9,236) (4,036) (42) ( (3,148) (16,462) SaldosNo Exteriorem 01 /01 /2022 .576 7 155 8 .0557 ) 1.486 .213) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações Tax com osexpenses Acionistas for ISS, PIS and COFINS and Other (2 4) 25 (2, 449 (1 ,567) (335) (660) 1) 114 (4) (1.501) (2,255 (1.387) ) ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento Share )/ Redução of profit de Part icipação deor (loss) Acionistas in associat Controladores es and joint ventures15 .501) 1 131 (1.501) 131( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV , 3 2) 88 (882) (882) ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% lncome before income tax and social contribution 3,773 40 7,632 407 11,812 {1,655) 40 10,15740 Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Totallncome ltau doBank, Ltd.Resultado tax Abraandngente social contribution Real 389) (3, (2, 810) 60 (4. 28 ) Ilhas Cayman (1,1 11) Instituição (2,627) Financei 46 ra (4) (72) 100,00% 1) ( 100,00% 6.743 1,4212.444 100,00% 289 100,00% 2.733 Non- Lucro Líquidocontrolling Consolidado interests 43 6.7 8 (264) (67) (323) 6.743 11 289 (312) 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar .(4 60 299) )Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USANet income Securities lnc. Dólar Estados Unidos 2,670 Corretora de Títu los 4,741 e Valores Mobiliários 268 100,00% 7,679 100,00% (223) 100,00% 100,00% 7,456 Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias (4.51 .4 516 6) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos Total assets <·l—1,2, 165385 ,608 ,819 1,109 ,229 147,994 2,294,476 (1 28,868) (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S06/30/2022 .A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022 corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15Total liabilities 90.729—(79) 1,318,223 997 ,760 ) 1 15 912 1.1.490 3.902 729 . 61.082 1,041,672 (2.217) (122,473 2,133,802 (7.273) (136,042) 144.393 9.509 1, Muta n lncludes: ções no Perfodo 449 (335) 1. 674) 4.024 46 (4) (4.281) (60) (161) (1 ..513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui ln efeitosves da adtments oção da Resolução inCMN n9 4.817/ associates 20 {Nota 2al , and joint ventures 2,135 4,329 6,464 491 6,955 As notasFixed explicativas asseis são parte integrante, netdas demonstrações contábeis 5,478 997 6,475 643 7,118 Goodwill and lntangible asseis, net 8,978 8,450 17,428 4,328 21 ,756 1) lncludes interest and similar incarne and expenses of R$ 22,509, result of financial asseis and liabilities at fair value through profit ar loss of R$ 11 ,555 and foreign exchange results and exchange variations in foreign transact ions of R$ (12, .)084 2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,294) . 3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transac tions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of incarne and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 111

ITAÚ UNIBANCO HOLDING S.A. 04/01 to 06/30/2021 Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Activities withParticipação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Wholesale Atividade ITAÚ IFRS Retail Consti tui Banking ção Atribu i do à Participação dos Acio nisthetas ConMarket+ troladores Adjustments consolidat < Banking UNIBANCO ed 3l 1 212/20 Outro Corporation s Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Operating revenues Tesouraria Capital18,213 Luc ros 9,286 3,125 30,624Acumulados Controlad 1,590ores Cont roladores 32,214 Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% 1 Ve nda m Emprego no Exterior “’ Banco ltaúlnterest Consignado margin SA< 2, 10 767 92 ,344 18,7 l Real Brasil Instituição 5, Financeira 681 100,00% 100,00% 1,261 100,00% 20 100,00% ,053 SaldosBancoemltaucard 01 /01 /2021 SA .919) 40 .4 76.27 7 734 136.59 2 3 3 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações Comm com osissionsAcionistas and Banking53 ,2 0 62 Fees 374 6,1 (302)15 3, 341 9,986 27672 505 10 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado Incarne da Ent fromrega de Ações insurance em Tesouraria 1 5 and private pension operat ions before claim and 374 192 566 566 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações) (494) 494 1, 846 1, 754 Real Brasil ( Capitalização 75 17 100,00% 100,00% (945 100,00% ) 100,00% 901(494) Dibens (Aumento sell Leasi ing)/ Reduçãoexpenses ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros ) (1 1 ) ( (1) Reversão Financeira Other de Dividendos ltaú CBDrevenues ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 99816650,00% 50,00%998188 Divi Hipercard dendos e BancoJuros sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 Cost of Credit (3, 969) (723) (4,692) 3,421 (1,27 1) To tal do Resultado Abrangente 4 .899 5 4 .347 1 ) 1 .382 .5061 393 ) ( ( 5.4 448 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Cl Lucro aims Líquido Consolidado (494) (3) (497) 5.414 5.414 448 (497) 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA 393 ) (515 506 ) ) Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Operating margin 13,750 8,560 3,125 25,435 5,011 30,446 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaúOthe Reservas Unibanco r Estatutárias ope SArating income / (expenses) (9, (2, 334) 784) (4, 016) Real Brasil 3.784 Instituição Financeira (327) 100,00% (14 ,445) 100,00% (3.784) 100,00% (16 100,00% ,461) ltDi aúvidendos Vida e Previdência SA ) 87 ) ) 568 (1 (1,) ) 869564 433 Real Brasil (8, Previdência Complementar 100,00% (12, 100,00% (439) (439)100,00% ( (14 100,00% , (528) Non-interest expenses < 2l 49) (3,84 7) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) (994 994 ) Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) SaldosTaxem expenses 31 /03/2021 for ISS, PIS and COFINS and Other140 .152 .2 034 348 .) 369 953 021 44. 42 7) 8) (2, (48 17 15 97.148 (533) (1 ,216) (1 . (1.529)( 7.655 (1 (8 .312),881) (540) 11 .979 1) Muta Redecard ções no Per Instituição fodo de Pagamento SA 3 1 382 .776 3 02) . Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosNo Exteriorem 01 /01 /2022 7 ) 57 .213) .576 155 1.486 8 ..05 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações Share com os of Ac profit ionistas or (loss) in associates and joint ventures 7) 1.38 449 (335) 393114 (1.501) 393( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaúlncome Reconhecimento (Su before deisse) SAPlanos de income Pagamento Baseado em tax andAçõessocial contribution Franco Suiço Suíça 3,(397) 966 Instituição 4, Financei 226 ra 2,798 100,00% 10,990 100,00% 2,(397) 995100,00% 13 100,00% ,985(397) (Aumento )/ Redução de Participação de Acionistas Controladores 15 .501) 1 (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R lncome eorganização Soc tax andietária social contribution 2cXIV, 3 423 421) 975246 ) (1, (3, (5,) (1 , (882) (1 ,131) (1,271 (882) ) (882) ) Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Non- Banco ltaúdendoscontrolling e JurosUruguay sobre o Cap SA ital Própriointerests Prescritos Peso Uruguaio Uruguai (108) Instituição (276) Financei ra (88) 100,00% (472) 100,00% 77 13 100,00% 77 7 100,00% (33577) Totalltau doBank, Ltd.Resultado Abrangente Real 28 (4. 60 ) Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Net income 579 1, 543 6, 2,435 2,529 1,861 8,404 Lucro Líquido Consolidado 43 6.7 6.743 289 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar .60 299) (4)Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Total Dól assets ar i·l—Estados 1,311 Unidos ,330Corretora de Títulos e Valores1,013,836 Mobiliários 133,123 100,00% 2,166 ,019 100,00% (96,813)100,00% 2,069 100,00% ,206 Reserva Legal 12/31/2021 ————————————— 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias Total liabilities—(4.51 .6) 4 516 ,211 1, 1,945 ,311 252,730 010 ,442 904 105,190 2, (105,712) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/ (‘) lncludes: 01 /2022, a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades (1 operam . Juros sobre o Capital Próprio ) 9541. ) 1.954 ( .954) (3)Saldos Empresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) 912 1. 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutaçõe ln s ves no Per tments fodo in associates and joint ventures 449 2,0 (335 6,1 6, 21 346 086741. )) 4.024 46 (4)4,338 (4.281) (60) (225 (161) ) (1 .513) (1) IncluiFixed participação asse no Resultado is, net Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 5,420 6, 963 6, 417 997 546 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui Goodw efeitos da adoçãoillda andResolução lntangible CMN n9 4.817/ 20 {Nota assets, 2al , net 8,371 1,1 10 9,5 57 17,928 3,182 2 As notas explicativas são parte integrante das demonstrações contábeis 1) lncludes interest and similar income and expenses of R$ 13,245, result of financi al asseis and liabilities at fair value through profit or loss of R$ 806 and foreign exchan ge results and exchan ge variations in foreign transactions of R$ 6,002. 2) Refers to general and administ rative expenses including depreciati on and amortization expenses of R$ (1,261) . 3) The IFRS Consolidat ed figures do not represent lhe sum of all parties becau se there are intercompany transactions that were eliminated only in lhe consolida ted statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 112

ITAÚ UNIBANCO HOLDING S.A. 01/01 to 06/30 /2022 Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Activities withParticipação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Retail Wholesale Atividade ITAÚ IFRS Consti tuição Atribu i do à Participação dos Acio nisthetas ConMarket troladores + Adjustments consolidated <3 Banking Banking UNIBANCO > 212/20 1 Outro Corporation s Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Opera ting revenues 43 ,550 Tesouraria Capital Luc ros 23,072 1,662 68,284Acumulados Controlad 2,779ores Cont roladores 71 ,063 Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ <1> Banco ltaúlnleresl Consignado margin SA Real Brasil 26,184 Instituição 15 ,756Financeira 1,745 100,00% 43,685 100,00% (625) 100,00% 43 100,00% ,060 SaldosBancoemltaucard 01 /01 /2021 SA .919) 6.27 72 4 .40 734 3 3 136.59 7 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações Revenues com os Acionistas from banking services and bank charges 374 13,126 (302) 7,074 70 20,270 2,62672 505 22,896577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 374 192 566 566 Incarne from insurance and privale pension operalions before claim Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações494 ) (494) ) 153 Real Brasil 4,240( Capitalização 242 ( 100,00% 4,329 100,00% (1,495)100,00% 100,00% 2,834 (494) Dibens (Aumento and Leasi )/selling Redução ng SA de expenses Pa -rt Arrendamento icipação de Ac ionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros ) (1) 1 ( (1) Reversão Financeira Olher de Dividendos ltaú CBDrevenues ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 2,27316650,00% 2,273 50,00% 188 Divi Hipercard dendos e BancoJuros sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 Cost of Credit 235 ) (13,925) (577) (14,502) 1,267 (13, To tal do Resultado Abrangente .899 4 1 4 5 ..347 ) 1 .5061 .382 393 ) ( ( 5.4 448 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Claims Lucro Líquido Consolidado (719) (7) (726) 5.414 5.414 448 (726) 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA 506 393 ) ) ) (515 Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Operating margin 28 906 , 22,488 1,662 53,056 4,046 57,102 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaúOther Reservas Unibanco Estatutárias operating SA income / (expenses) ) ) 060 812 Real Brasil (21, 3.784 Instituição (9,192 Financeira ) (103) 100,00% (30,355) 100,00% (3.784) (7,457)100,00% (37, 100,00% ltDi aúvidendos Vida e Previdência SA < 87 ) Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Non-inleresl expenses 2> (18,048) (7,992) (83) (26,123) (7,209) (33,332) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) (994 994 ) Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) SaldosTaxem expenses 31 /03/2021 for ISS , PIS and COFINS and Olher 140 953 .369 1 ) 44. 034 .529) ) 200 ) 776 15 97.148 (533) (3,012)2.021 (1 , (1 . ( (20) 7.655 (4, (8 .312)232) (544) 11 .979 (4, 152.348 Muta Redecard ções no Per Instituição fodo de Pagamento SA 3 382 3 02) .1 .776 Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosNo Exteriorem 01 /01 /2022 57 .051.486 7 .213) 155 .576 8 ) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações Share com os ofAc profil ionistas or (loss) in assoc iales and joinl venlures 1.38 7) 449 (335) 296114 (1.501) 296( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SAlncome Reconhecimento before de Planos de i ncome Pagamento Baseado tax em and Açõessocial contribution Franco (397) ,701 11) ,4 22 Suiço Suíça 7,846 Instituição 13 ,296Financei ra 1,559 100,00% 100,00% (3 (397)100,00% 19 100,00%,290(397) (Aumento )/ Redução de Participação de Acionistas Controladores 15 1 .501) (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R lncome eorganização Soc taxietária and social contribution 2cXIV, 3 989) ) 175 (6, (2,416) (882) (4,398) ( 2,402(882) (4,587 (882) ) Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Non- Banco ltaúdendoscontrollinge JurosUruguay sobre o Cap SAital interests Próprio Prescritos Peso Uruguaio 140 ) Uruguai (31) Instituição (502) Financei ra ( 100,00% (673) 100,00% 77 100,00% 7777 100,00% (596) 77 Totalltau doBank, Ltd.Resultado Abrangente Real (4.) 60 28 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 NetLucro Líquidoincome Consolidado 15 244 ,039 1, 6.7 43 5,399 8,396 6.743 (932) 289 14,1077.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar ) 299) 60 (4 . Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Total assets (‘)—,608 147 1652, 994 ,4,76 2942, 1 385 819 1 109 229 (128,868) Reserva Legal 350 (350) ltaü CorpBanca 06/30 /2022 Peso Chileno————- Ch ile’ — ‘——- Instituição ‘ ————— ‘Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias Total liabilities—6) (4.51 .516 4 1, 1, 997,760318,223 1,041,672 122,473 2,133,802 (136,042) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01/2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . (‘Juros ) lnc sobreludes o Capital: Próprio ) 9541. 1.954 ) ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) .1.490 1 1.15 912 3.902 729 ) 61.082 (2.217) ( (7.273) 144.393 9.509 Muta lnveslmenls ções no Perfodo in assoc iales and joinl venlu res 449 2,135(335674) 1. ) 4.024 46 (4)4,329 (4.281) 6,464(60) (161)491 (1 .513) 6,955 (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Fi xedHedge deasseis Fluxo de Caixa , nele de Investimen tos Líquidos no Exterior 5,478 997 6,475 643 7,118 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas expli Goodwi cativas são ll and parte inlnlangible tegrante das demonst asseis rações contábeis, nel 8,978 17 ,428 8,450 4,328 21 ,756 1) lncludes interest and similar income and expenses of R$ 29,, result of financial assets and liabilities,50213 207at fair value through profit or loss of R$ and foreign exchange results and exchange variations in foreign transactions of R$ 351. 2) Refers to general and admin istrative expenses including depreciation and amortization expenses of R$ {2, .)696 3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompan y transact statements . ions that were eliminated only in lhe conso lidated Segme nts are assessed by top management, net of income and expenses between related parties . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 113

ITAÚ UNIBANCO HOLDING S.A. 01 /01 to 06/30/2021 Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Activities withParticipação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Who lesaleAtividade ITAÚ IFRS Retail Consti tui Bankingção Atribu i do à Participação dos Acio nisthetas ConMarke troladores t+ Adjustme nts consoli Bank ing UNIBANCO dated l3l 1 12/20 2 Outro Corpora s Res ultadtionos Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Operating revenues 6, 17 984 ,900 Tesouraria Capital35,770 Luc ros 60,654Acumulados Controlador (1 6 es7) Controladores 60,487 Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco ltaúlnleresl Consignado margin SA<1> Real Brasil 20,310 Instituição 10 ,Financeira 985 6,132 100,00% 37,427 100,00% (274) 100,00% 37 100,00%,153 SaldosBancoemltaucard 01 /01 /2021 SA 40 .4 3 2 .919) 3 136.59 7 6.27 7734 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações Commissions com os Acionistas and Banking ,552 19 Fees 374 12,(302)000 6,720 832 51372 505 20,065577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado lncome da Ent fromrega de Ações insurance em Tesouraria 1 5 and priv ale pension operalions before claim 374 192 566 566 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações) ) 494 (494 1, (1, 679) 996 Real Brasil 3,(460 Capitalização 195 20 100,00% 3,675 100,00% 100,00% 100,00% (494) Dibens (Aumento and Leasi )/selling Redução ng SA de expenses Pa -rt Arrendamento icipação de Ac ionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros ) 1 ) (1 ( (1) Reversão Financeira Olher de Dividendos ltaú CBDrevenues ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados 1, 273 e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 1, 50,00%273188 Divi Hipercard dendos e BancoJuros sobreMúltiplo o Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 Cost of Credit (8, 018) (785) (8,803) 5,871 (2,932) To tal do Resultado Abrangente 4 4 .899 1 .347 5 1 .382 ) 1 .506) 393 ( ( 5.4 448 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Claims Lucro Líquido Consolidado ) (848 (5) (853) 5.414 5.414 448 (853) 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA ) ) (515 393 506 ) Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Operating margin 17 704 ,904 ,110 5, 6, 984 26 50,998 56,702 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaúOther Reservas Unibanco Estatutárias operat SA ing income / (expenses) 504) ,3 47(8, 684) (5,) Real Brasil(19 3Instituição .784 Financeira (644) 100,00% (28 ,675) 100,00% (3.784) 100,00% (34 100,00% ,1 79) ltDi aúvidendos Vida e Previdência SA < 87 ) Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Non-inleresl expenses 2> 015 873 ) ) 95 1) (16, (7,774) (290) (25, (5, (30,888) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) (994 994 ) Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) Saldos em 31 /03/2021 for 2 369 021 .140 034 953 44. .) 15 97.148 (533) (1 . (1.529) 7.655 (8 .312) 11 .979 152.348 Tax expenses ISS , PIS and COF INS and Olhe r,1 660 1 396 0) ) 21) ) (2, (9 (354) (3, (461) (4 Muta Redecard ções no Per Instituição fodo de Pagamento SA 3 1 3 ..776 382 02) Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosNo Exteriorem 01 /01 /2022 8 .213) 155 7 1.486 .05.576 57 ) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações Share com os ofAc profil ionistas or (loss) in associales and joinl venlures 1.38 7) 449 (335) 830114 (1.501) 830( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco (397) Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) lncome (Aumento)/ Redução befo dere inc Participação deome Acionistas tax Controladores and so cial cont ribution 15 ,4 ,323 22 26 1 .501) 7,557 8 6,340 200 (1.501) 22,523 ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Rlncome eorganização Soc taxietária and social contr ibution 2cXIV , 3 364) ) (8, 620 (2,702) (882) (3,042) (2, (882)800 (7,564)(882) Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Non-c Banco ltaúdendos eont JurosUruguay rolling sobre o Cap SAital int Próprioerests Prescritos Peso Uruguaio ) 1,018 Uruguai (210) Instituição (402) Financei ra (406) 100,00% ( 100,00% 77 147100,00% 77 100,00% (871) 77 Totalltau doBank, Ltd.Resultado Abrangente Real ) 60 (4. 28 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 NetLucro Líquidoincome Consolidado 12 ,941 43 6.7 4,645 4,982 3,314 6.743 1,147 289 14,088 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar 60 ) ) 299(4 . Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Tota l assets <‘l—836 1 2, 1662, ,206 0691, 01 33 ,019 3, 1,311,330 ,1 23 (96,813) Reserva Legal 350 (350) ltaü CorpBanca 12/31/2021 Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4 516 (4.51 6) . 1) T Dividendosodas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem Total li moedaabili func tiesional i -gual a da cont 1,,3 252 9041, 945 ,730 roladora ,211, com exceção da CorpBanca 11 New York Branch105 e ltaú,190Uni banco S.A. Mi 2,ami010 Branch,442cuja moeda func (105 iona,l71 é Dó 2)lar. (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . e·>Juroslnc sobre ludes: o Capital Próprio 954) 1. ) 1.954 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) 1.490 1 .1.912 15 3.902 729 ) 61.082 (2.217) ( (7.273) 144.393 9.509 Muta lnveslmenls ções no Perfodo in associales and joinl venlures 449 2,(335 008) 4.024 46 (4) 4, 338 (4.281) 6, (60) 346 (225 (161) ) (1 .513) 6,121(1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclu Fixedi Hedge de asseis, Fluxo de Caixa nele de Investimen tos Líquidos no Exterior 5,420 997 6,417 546 6,963 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas expli Goodw cativasillsão andparte inlnlangible tegrante das demonst raçõesasseis, contábeis nel 8,371 ,928 17 9,557 3,182 21,110 1) lncludes interest and similar incarne and expenses of R$ 27, , result of financial asseis and liabilities 885 at fair value through profit or loss of R$ 6,170 and foreign exchange results and exchange variations in foreign transactions of R$ 3,098. 2) Refers to general and administrative expenses includi ng depreci ation and amortizati on expenses of R$ (2,568) . 3) The IFRS Consolidated figures do not represent lhe sum of lhe parties because there are intercompany transactions that were eliminated only in lhe consolidated statements. Segments are assessed by top management, net of incarne and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 114

c)Result of Non-Current Assets and Main Services and Products by Geographic Region 06/30/2022 12/31/2021 Brazil Abroad Total Brazil Abroad Total Non-current asseis 23,158 5,716 28,874 21 ,390 6,683 28,073 04/01 to 06/30/2022 04/01 to 06/30/2021 Brazil Abroad Total Brazil Abroad Total Incarne relaled to financial operations < 1,2> 38,025 9,117 47,142 24,365 4,625 28,990 Incarne frorn insurance and private pension operations before 1,529 10 1,539 896 5 901 clairn and selling expenses Cornissions and Banking Fees 10,646 1,087 11,733 9,182 1,080 10,262 01 /01 to 06/30/2022 01/01 to 06/30/2021 Brazil Abroad Total Brazil Abroad Total Incarne relaled to interest and sirnilar< 1,2 ,3> 88,953 9,642 98,595 49,296 12,128 61 ,424 Incarne frorn insurance and private pension operations before 2,815 19 2,834 1,991 5 1,996 clairn and selling expenses < 3> 3> Cornrnissions and Banking Fees < 20,680 2,216 22,896 17,838 2,227 20,065 1) lncludes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions. 2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher oi its revenues. 3) ln “Brazil” geographic region the companies headquartered in the country and “Abroad” are considered; the other companies, the amounts consider the already eliminated values. Note 31—Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING. • The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz –Distribuidora de Gás S.A., Aegea Saneamento e Participaçőes S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 3). • Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3). • Pension Plans: Fundaçăo Itaú Unibanco – Previdęncia Complementar and FUNBEP – Fundo de Pensăo Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees. • Associations: Associaçăo Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 115

•Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. a) Transactions with related parties: Assets / (Liabilities) Revenues / (Expenses) Annual rate 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 12/31/2021 06/30/2022 06/30/2021 06/30/2022 06/30/2021 lnterbank investments 5,000 2,301 61 10 121 33 Other 13.15% 5,000 2,301 61 10 121 33 Loan operations 600 654 19 10 34 14 Dexco S.A. COI + 1.45% 580 546 19 34 10 Other COI + 1.5% / 2.5% to 6% 20 108 Securities and derivative financial instruments (assets and liabilities) 4,783 5,397 165 30 375 55 lnvestment funds 210 183 11 22 14 Copagaz- Distribuidora de Gás S.A. COI + 1. 7% to 2.95% 1,083 1,082 37 14 68 23 ltaúsa S.A. COI + 2% to 2.4% 1,193 1,200 40 10 76 18 Águas do Rio 4 SPE S.A. COI+ 3.5% 1,057 1,574 10 99 Aegea Saneamento e Participações S.A. COI + 1.5% to 2.9% / 16.53% 936 844 55 82 Other COI+ 3.5% 304 514 12 28 Deposits (1) (3) Other (1) (3) Deposits received under securities repurchase agreements (1,298) (443) (8) (3) (27) (4) Alpargatas S.A. 99% COI (84) (22) (1) (7) (1) Aegea Saneamento e Participações S.A. 97% to 102% COI (717) (158) (12) (16) Other 12.9% / 75% to 99.5% COI (497) (263) (2) (4) (3) Amounts receivable (payable) / Commissions and/or Other General and (274) (273) (11) (5) (20) Administrative expenses Fundação ltaú Unibanco—Previdência Complementar (101) (78) 15 18 Olímpia Promoção e Serviços S.A. (5) (5) (16) (20) (30) (31) FUNBEP—Fundo de Pensão Multipatrocinado (176) (158) (6) (14) ltaúsa S.A. (9) (10) Other 17 (22) Rent (7) (8) (16) (16) Fundação ltaú Unibanco—Previdência Complementar (7) (8) (15) (15) FUNBEP—Fundo de Pensão Multipatrocinado (1) (1) Sponsorship 30 12 (8) (3) (12) (5) Associação Cubo Coworking ltaú 30 12 (8) (3) (12) (5) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 125, Liabilities of R$ (7,707) and Results of R$ (1) (R$ 100, R$ (6,136) at 12/31/2021 and R$ (14) from 01/01 to 06/30/2021, respectively). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 116

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Fees	(149)	(114)	(320)	(237)
Profit sharing	(55)	(50)	(121)	(99)
Post-employment benefits	(1)	(1)	(4)	(7)
Share-based payment plan [1]	(47)	(15)	(42)	(48)
Total	**(252)**	**(180)**	**(487)**	**(391)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 117

b)Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO. The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: • Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. • Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. • Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. • Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. • Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 118

•Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. •Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios. •Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. •Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services. •Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I—Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 119

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Policy for Provisioning and Economic Scenarios

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.

Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

06/30/2022					12/31/2021				
Financial Assets [1]	Expected Loss [2]	Reduction/(Increase) of Expected Loss			Financial Assets [1]	Expected Loss [2]	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,174,738	(49,596)	(284)	92	1,230	1,078,891	(46,348)	(340)	163	1,788

1) Composed of Loan operations, lease operations and securities.
2) Comprises expected credit loss for Financial Guarantees R$ (694) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,420) (R$ (4,433) at 12/31/2021).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 120

I.III—Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account: •Stage 1 to stage 2: delay or evaluation of absolute and relative probability of default (PD) triggers. For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating. The absolute trigger considers the lower (minimum PD) and upper (maximum PD) limits of ratings assigned internally to products. Transactions with PD lower than the minimum PD remain classified in stage 1, whereas operations in which the PD is higher than the maximum PD migrate to stage 2. The relative PD is analyzed if the current PD is between the minimum and maximum PD limits and it is used to verify the significant increase in credit risk, through the relative PD variation since the initial recognition of the financial instrument. If this relative variation is greater than that defined for each portfolio, the financial instrument migrates to stage 2. •Stage 3: default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters. Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 121

I.IV • Maximum Exposure of Financial Assets to Credit Risk 06/30/2022 12/31/2021 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,435,927 476,566 1,912,493 1,325,332 485,649 1,810,981 At Amortized Cost 1,016,187 333,476 1,349,663 920,576 350,614 1,271,190 lnterbank deposits 15,027 37,104 52,131 17,795 52,147 69,942 Securities purchased under agreements to resell 167,463 5,393 172,856 159,974 9,744 169,718 Voluntary investments with lhe Central Bank of Brazil 13,000 13,000 5,800 5,800 Securities 169,413 27,385 196,798 125,875 21 ,871 147,746 Loan and lease operations 606,526 256,002 862,528 562,646 259,944 822,590 Other financial asseis 82,871 14,857 97,728 81,398 15,075 96,473 (·) Provision for Expected Loss (38,113) (7,265) (45,378) (32,912) (8,167) (41 ,079) At FairValue Through Other Comprehensive Incarne 43,554 65,103 108,657 44,648 60,974 105,622 Securities 43,554 65,103 108,657 44,648 60,974 105,622 At FairValue Through Profit or Loss 376,186 77,987 454,173 360,108 74,061 434,169 Securities 348,477 26,544 375,021 343,339 21,628 364,967 Derivatives 27,217 51,443 78,660 16,612 52,433 69,045 Other financial asseis 492 492 157 157 Financial liabilities—provision for expected loss 3,545 569 4,114 4,543 657 5,200 Loan Commitments 3,150 270 3,420 4,115 318 4,433 Financial Guarantees 395 299 694 428 339 767 Off balance sheet 479,513 68,506 548,019 446,267 73,431 519,698 Financial Guarantees 69,989 18,303 88,292 62,548 20,362 82,910 Letters of credil to be released 52,523 52,523 45,773 45,773 Loan commitments 357,001 50,203 407,204 337,946 53,069 391,015 Mortgage loans 11,951 11,951 10,709 10,709 Overdrafl accounts 151,066 151,066 147,878 147,878 Credit cards 190,984 3,978 194,962 176,384 3,840 180,224 Other pre-aperoved limits 3,000 46,225 49,225 2,975 49,229 52,204 Total 1,911,895 544,503 2,456,398 1,767,056 558,423 2,325,479 Amounts shown for credit risk exposure are based on gross book value and do no! take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credil cards represent lhe maximum potential of credil risk in lhe event that a counterparty does no! meet lhe terms of lhe agreement. The vast majority of loan commitments (mortgage loans, overdrafl accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, lhe total contractual amount does no! represent our real future exposure to credit risk or lhe liquidity needs arising from such commitments. I.IV.I—By business sector Loans and Financial Lease Operations 06/30/2022% 12/31/2021 % lndustry and commerce 193,531 22.5% 190,491 23.1% Services 169,252 19.6% 173,332 21 .1% Other sectors 37,402 4.3% 37,652 4.6% 1 ndividuals 462,343 53.6% 421,115 51 .2% Total 862,528 100.0% 822,590 100.0% Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 122

Other financial assets 111 06/30/2022% 12/31/2021 % Public sector 618,333 61.9% 580,619 62.2% Services 169,110 17.0% 150,831 16.2% Other sectors 108,360 10.9% 83,521 9.0% Financial 101,319 10.2% 117,869 12.6% Total 997,122 100.0% 932,840 100.0% 1) lncludes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive lncome and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 123

ITAÚI.IV.11 UNIBANCO—By type and HOLDING classification S.A. of credit risk Demons Loan andtraçã leaseo Cons operationsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) 06/30/2022 Participação % no capital votante Participa ção % no capital total País de Stage 1 Moeda Funcional 11•21 Stage 2 Atividade Stage 3 Total Consolidated of 3 Stages Consti tuição Atribu i do à Participação dos Acio nistas Controladores 1 12/20 2 Loan Loan Financial Total Loan Loan Financial Total Loan OutrosLoanRes ultados Abrangentes Financial 31/03/2022 Total 31 / Loan Loan31 /03/2022 Financial31 /12/2021 Total Operations commitments Guarant ees Operations commitments Guarantees Operations commitments Guarantees Operations comm TotalitmentsPL- Guarantees Total PL- Indivi No Paisduais 29 527 , 296 ,295 231 ,495 491 Nota528,281 47 ,922 Ações em 23 ,895Reservas de Reservas 71 de, 817Ajuste de Títulos 28 ,880 Remensura çõe647s Ajustes de Ganhos e Luc 373 ros,097 Acio nista 256 s ,037Acionistas n49 ão 1 Total629,625 Capital Social em Obrigações de Conversão de Corpo rate 1 94 280 224 989 ,3 ,140 069 ,58 44 489 ,5, 25 ,722 698 Tesouraria 160Capital 536 Luc ros 1 3,441 2,539 Acumulados ,208 Controlad25 ores,891 Controlad 6ore 1,564s 231 ,663 Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Micro/Small and medium compan,323 36 124 1 063 ,3 938 53 19 ,24 , ies 75 ,229 9,641 209,808 4,571 169 Ve nda m9,108 Emprego 229 no Exterior128 “‘9,465 ,369 80 ,029 9,938 243 For Banco ltaúeign loans Consignado—Lalin America SA 1 400 61 055 488 ,253 854 1, 1, 170 ,12 ,54 43 ,605 15,245 228,905Real 1 Brasil 932 15 Instituição,031 Financeira 9,188 122100,00% 9, 464 19 100,00% 45 ,100,00% 247 16,299 100,00% SaldosTot Ban alcoemltaucard 01 /01 /2021 SA ,051 862 528 1, ,191 376 74 2 731 ,357 83 ,866 ,274Real 97.14880,554 (907)Brasil30,114 2. 3231,637 40 112 Instituição .734,305 Financei50,617 ra (1.531)1,039 6.27 2,789100,00% 3 54 ( ,7 445.919) 100,00% 136.59 407 ,100,00% 2043 88 11 .,113292 100,00% 1,358 147.706,024% % .7% % 100.0 6.7 62 .0% .8% 2.0 92% 100.0 1.5 26.8 71.7% 100 31.6 .0% % % % % 100 61 .4% 7.0% 5.3% 30.5% Transações com os Acionistas 374 (302) 72 505 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 374 192 12/31/2021 566 566 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações494 (494) ) Stage 1 Real BrasilStage 2 ( Capitalização Stage 3 100,00% 100,00% Total Consolidated 100,00% of 3 Stages 100,00% (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas LoanMercantilControladores Loan Financial Total15 Real Loan LoanBrasil Financial TotalArrendamento Loan Mercantil Loan Financial100,00% Total Loan100,00% Loan 100,00% Financia 505 l 100,00% Total 505 Outros Operations) 1 (1) commitments Guara ntees Operations commitments Guarantees Operations commitments Guarant ees Operations commitments( Guarantees (1) Reversão Indivi Financeira dua deis Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio270 ,37Declarados 1,575 850 e Investimento após período220 ,961 anter ior 944 492,276Real 38 ,168 Brasil20 ,723 58 Sociedade 166,891 de Crédi 23 ,997 to 686 50,00% 24 ,683 332 50,00% ,536 242166 ,37050,00% 944 50,00% 188 Divi CorpoHipercard dendos rate e Juros sobre o Banco Múltiplo Capital Próprio SA Prescritos 128 519 416 1 357, ,214 830 ,204 034 ,,581 23 ,882 52 ,429 Real 1,600 Brasil200 535 Instituição 2,335 Financeira 4,915 23 2,478100,00% 100,00% 73 24 ,100,00% 73 105 55 ,442 100,00% 73 Micro/Small and medium compan ies 124 555 1 234 ,203 ,,16 ,49 749 318 049 71 ,158 7,605 4,823 130 21 ,702 8,666 222 141 9,029 ,970 76 ,203 7,876 To tal do Resultado Abrangente ..899 .347 4 4 5 1 .506) 1 .382 1 393 ) ( ( 5.4 448 For ltauseg Lucro Líquidoeign loans Seguradora Conso—LalinlidadoAmerica SA 178 719 15 723 389 ,,13 , 46 ,629 17,776 243,124 Real Brasil1,621 713 Seguros 12, 942 87 159100,00% 13, 188 205 100,00% ,0505.414 48 5.414 ,100,00% 337 18,648 448 100,00%272,0355.862 Total 702,164 1, 143,27 ,54 ,82 ,1, ,548 367 296316 910 515 362,630 78 ,754 69,906 1,378 98,651 50,520 1,018 2,778 822,590 391 ,015 ltaüOutros ResultadosCorretora deAbrangentes Valores SA ) (515 506 ) ) 393 Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% % 61 .4% 31.7100 30 6.4 100.0 27.7 70.9 100 1.9% % 100.0 .0% % .0% % % % % % 93 1.4 .0% ..2% 6.9% 5.1% 63.4% Destinaçoes: ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% ltDi aúvidendos Vida e Previdência SA ) 87 Real 06/30/2022 Brasil Previdência Complementar 100,00% 12/31 /100,00% 202 (439)1 (439)100,00% ( 100,00% (528) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) (994) 994 Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) Saldos em 31 /03/2021 034 .369 44. .021 2 .348 953 140 .529) 152 1 ) 15 97.148 (533) (1 .. ( 7.655 (8 .312) 11 .979 Internai rating Total loan Total loan Muta Redecard ções no Per Instituição fodo de Pagamento SA .776 .3 382 3 02) 1 Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 SaldosNo Exteriorem 01 /01 /2022 1.486 7 .213) 57 ) .05 90.729 (528) 2.247 operations 8 (2.263) ( 6.010 ( 144.554 ope 11 .022rations155.576 Transações com os Acionistas 7) 1.38 449 (335) 114 (1.501) ( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SALow 693 ,6 Franco ,0 28 33 Suiço 51,512 Suíça Instituição 745, 145Financei ra 662,839 100,00% 42 100,00% 100,00% 704 100,00% ,867 Reconhecimento de Planos de Pagamento Baseado em Ações (397) (397) (397) Me (Aumento dium)/ Redução de Participação de Acionistas Controladores 37 15, 281 1 .501) ,9 4 80 80 19, 57,085 38 19,239 (1.501) 58,(219 Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R Higheorganização Societária 2cXIV 44 , 3 3 82) 8 39 ,6 9,238 (882) 9,681 345 8 (882) 8,984( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco ltaúCre dendosdit- e lmpair JurosUruguay sobre ed o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai 50,617 Instituição 50, 617Financei ra 100,00% 100,00% 77 5 0, 520100,00% 77 50 100,00% ,52077 Totalltau doBank, Ltd.Resultado Abrangente Real ) 28 (4. 60 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 To Lucro Líquidotal Consolidado 731,357 80 ,554 50,617 862,528 702,1 64 69,906 6.743 506.7 ,52043 289 822,5907.032 lt %Outros au BBA Resultadoslnternational Abrangentes pie 84 .8%Dólar 9.3%) .(4 60 ) 299 Reino Unido 5.9% Instituição 100 .0%Financeira 46 (4)85.4% (4.281) 100,00% (8. 5% 100,00% (4.299) 6 .1 100,00% % 1100,00% 00.0% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias (4.51 516 6) 4 .. 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) .3.902 1.490 729 ) 1 15 1.912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 124

ITAÚOther UNIBANCO financial HOLDING S.A.assets Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Atividade 06/30 /2022 Consti tuição Atribu i do à Participação dos Acio nistas Controladores 12/20 21 Stage 1 Outros Res Stageultados 2Abrangentes 31/03/2022 31 / 31 /Stage 03/2022 3 31 /12/2021 Fair value Total PL- Total PL- No Pais Nota Cost Ações em Reserv Fairval as de Rese uervas de Ajuste de TítulosCostRemensura ções AjustesFairde value Ganhos e Lucros CostAcionistas AcionisFair tas nãovalue Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% lnvestment funds 26 13 13 1 ,893 1 29,410 26,159 Ve nda m Emprego 3,120 no Exterior 3,1 “‘20 Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosGovernment Bancoemltaucard 01 /01 /2021 SA secur iti 734 .919) 136.59 3 7 40 4 6.27 73 2 . ,891 44 454 9,775 es 449,775 Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações com os Acionistas 374 (302) 72 505 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado Braz da ilian g Entrega de Ações overnment em Tesouraria 1 5 ,0 32 370,032 374,647374 192 370 566 566 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações) 494 ) (494 Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Other Public 36 Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosAbro ad 1 ) 3 ,208 74 80 79, 79,743(1) ( (1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Divi Hipercard dendosArgent e BancoJurosina sobre oMúltiplo Capital SAPróprio Prescritos 269 13 3, 3,2 Real Brasil 3,213Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal do Resultado Abrangente .899 .347 4 1 4 5 .382 1 1 ) .506) 393 ( ( 5.4 448 ltauseg United Seguradora States SA ,366 10 10,345 Real Brasil 10,345 Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOutros ResultadosCorretora Mexico deAbrangentes Valores SA (515 393 ) 506 ) ),845 13 ,8 32 13 Real Brasil Corretora 13,832 de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% ReservaSpa Legal in 9,995 9,997 9,995270 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% ltDi aúvidendos Vida eKorea Previdência SA 87 ) 48 48 0 1 8,480 Real 8, Brasil 8, Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento (994) 994 ) Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) SaldosChile em 31 /03/2021 021 348 2 .529) .) 152 .369 1 140 .953 44. 034 25,21315 97.148 25,406 (533) 25,213 (1 . ( 7.655 (8 .312) 11 .979 Muta Redecard ções no Per Instituição fodo de Pagamento SA .776 3 .3 02) 1 382 Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosParaguay em 01 /01/2022 3,175.213) .576 1.486 155 57 .058 7 ) 90.729 3,147 (528) 2.247 3,175 (2.263) ( 6.010 ( 144.554 11 .022 No Exterior Transações Uruguay com os Acion istas 1,519 1.38 7) 1,523 449 (335) 1,519 114 (1.501) ( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú (Suisse) SAReconhecimento Colom biade Planos de Pagamento Baseado em Ações 3,964 Franco (397) Suiço 4,167 Suíça 3,964Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acionistas Controladores 15 1 .501) (1.501) ( Banco Pe ltaúru Argentina SA Peso7 Argentino Argentina7 Instituição 7 Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 82) 8 (882) (882) ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% Corporat e securities 1 99 ,317 199 24 2, 935 0 ,393 93 1 , 40 3,500 5,138 40 3,142 40 Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Totalltau Rural pr do Bank, Resultado Ltd odu .Abrangentect note 18,969 Real ) 60 18 ,769 Ilhas Cayman 18,781Instituição Financei 46 ra 190 (4) (4.28100,00% 1) 162 ( 100,00% 6.743 238.444100,00% 289 100,00% 2 26.733 Lucro Líquido Consolidado 43 6.7 6.743 289 7.032 ltOutros auRea BBA Resultadosl lnternational estaleAbrangentes receiv pie ables certificates 5,467 Dólar 5,231 55 ,1 ) .) 60 299(4 Reino Uni do 5 Instituição Financeira 46 313 (4) (4.281) 100,00% 312 ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva LegalBank deposit certificate 416 417 416350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Deben Estatutárias tures 114,039 111 ,054 (4.51 6) 4,7 9 49 10 ,2584.516 2,215 1,804 2,977 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022, a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros Eurobonds sobre o Capital andPróprio other 10,660 11,020 954) 1. 1.954 ) 10,660 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) 1.490 1.15 .1 912 3.902 729 ) 61.082 (2.217) ( (7.273) 144.393 9.509 Muta Financial ções no Perfodo bills 15,233 15,260 449 (335674) 1. ) 15,2334.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclu Promi Hedge idess Fluxoory andde Caixa e com de Investimen mer toscial Líquidosno no tesExterior 11,041 11,036 11,041 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , Other 23,492 26,606 22,696 782 657 351 139 As notas explicativas são parte integrante das demonstrações contábeis Total 678,502 681,177 669,174 6,620 6,055 5,269 3,273 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 125

ITAÚ UNIBANCO HOLDING S.A. 12/31/2021 Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) Stage 1 Stage 2 Stage 3 Fairvalue País de Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Atividade Consti Cost tuição Atribu Fairvalue i do à Participaç ão dos Acio nistas Con Costtroladores Fairvalue Cost Fairvalue lnvestment 12/20 1 2 funds 4, 15 15 ,224 ,225 914 20,139 4,906 Outros Res ultados Abrangentes 31/03/2022 31/ 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Government securities 423,085 Capital Social 426,959 423,085 em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Brazilian government 362,449 365,947 362,449Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosBan Ol coheremltaucard 01 Pub /01 /2021 licSA 76.27 .40 .919) 3 4 3 136.59 2 7 734 Real 97.148 (907)Brasil 362. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações com os Acionistas 374 (302) 72 505 577 Banco ltau Abroad leasing SA l3l Real60,636 Brasil 60 ,976 Instituição60,636 Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 1 5 374 192 566 566 Cia. ltaú de Capita Reconhecimento Argentina de Planos lização de Pagamento Baseado em Ações) 494 Real1,335 Brasil1,310 ( 1, Capitalização335 100,00% 100,00% (494 100,00% ) 100,00% (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosUnited States 1 (1) ) 7,189 7,226 7,189 ( (1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Mexico 4 42 12,413 12, 12,413 Divi Hipercard dendos e BancoJuros sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal doSp Resultado ain Abrangente .899 4 .347 4 1 5 .5061 1 .382 ) ) 393 6,131 6,132 6,131 ( ( 5.4 448 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro LíquidoKoreaConsolidado 5, 4 60 5,604 5,604 5.414 5.414 448 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA (515 393 ) 506 ) ) Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Chile 21,399 21 ,552 21 ,399 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Paraguay Unibanco SA 469 1, 469 1, Real Brasil1,526 Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reservas Estatutárias 3.784 (3.784) ltDi aúvidendos Uru Vidagu e Previdência ay SA ) 87 258 1, Real1,258 Brasil 1, 256 Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento ) (994) 994 Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) SaldosCo emlom 31 /03/2021bia 938 830 3, 3, ) .529) 348 953 44. 034 1 140 .369 .152 15 97. 148 (533) 2 .021 3,830 (1 . ( 7.655 (8 .312) 11 .979 Muta Redecard çPe ões runo Per Instituição fodo de Pagamento SA .776 1 .3 3 02) 382 Real 8 374Brasil 8 ( 4.219 Adquirente 8 (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosNo Exteriorem 01 /01 /2022 .058 ) .576 57 1.486 155 7 .213) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações Corporate com os securities Acionistas 7) 1.38 457 ,167 173,163 449169,489 (335) 3,391 2,789 4,993114 (1.501) 2,917( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Banco Rur alltaú (Suisse) product note SA Franco 2,744 1 Suiço Suíça 12,474 Instituição12,597 Financei ra 146 100,00% 121 100,00% 100,00% 38 100,00% 26 Reconhecimento de Planos de Pagamento Baseado em Ações (397) (397) (397) (Aumento Real )/ es Redução tale r de ec Pa ei rticipação devables Ac certificionistas Controladores ates 15 4,999063 5, 4,999 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 8 2) 8 (882) (882) ( Outros Banco ltaúBank(3l depo Paraguay srt certifi SAcate Guarani 390 Paraguai 392 Instituição 390 Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Debentures 16591, 923 2,8 ,0369 99,438 98,867 2,383 4,704 Totalltau doBank, Ltd.Resultado Abrangente Real ) 28 (4. 60 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro LíquidoEurobonds Conso andlidado other 10,206 43 6.7 10,236 10,194 12 12 6.743 289 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar ) ) (4 299.60 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Financial bills 106885 ,1,110 10,168 Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Prom Legalissory and commercial notes 8,901 8,874 350 8,901 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 516 ..(4.51 6) 4 1) T Oth odas er as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem 22 moeda,096funcional igual a da cont 223 73 rol ,827adora, com exceção da 21 CorpBanca ,341 New York Branch e 850ltaú Uni banco S.A. Miami Branch cuja moeda funcional é 251Dólar. 22 Dividendos (301) (301) 2) Em 01/01 /2022 a moeda f , uncional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 .954) (3)TotalEmpresa incorporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022. 616,387 601,35418 ,615 ,014 18 595,456 4,993 2,917 Saldos em 31 /03/2022 15 90.729 (79) .3.902 ) 1.1.490 729 15 1 912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351. 674)) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 126

ITAÚ UNIBANCO HOLDING S.A. Demons Other traçã Financial o Consolidada das AssetsMutações do Pa—Internai trimônio Liquido Classification by Levei of Risk (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Atividade Consti tuição06/30/2022 Atribu i do à Participação dos Acio nistas Controladores 21 12/20 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Financial Assets Nota—At Amort izedAçõesCost em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Financial assets Ve nda m at fairEmprego Financia no Exteriorl Assets “’ at fair value Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Internai rating lnterbank deposits and value through profit or through other comprehensive Total SaldosBancoemltaucard 01 /01 /2021 SA 4 6.27 40 2 .919) 3 3 .7734 7 136.59 Real 97.148 (907)Brasil 2. 323 Instituição Financei < ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações com os Acionistas secur ities purchased under Securities 374 (302) loss 1> income 72 505 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 agreements to resell 374 192 566 566 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações494 (494) ) Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosLow ) ) 1 (1 98 7 237, 191,204 450,902 108,451 ( 988,544(1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Divi Med dendosiume Juros sobre o Capital Próprio Prescritos 4,743 2,734 20673 73 7,68373 Hipercard Banco Múltiplo SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% To talHighdo Resultado Abrangente .347 .899 1 5 4 4 .5061 ) 1 .382 ) 393 1 85 ( 44 ( 5.4 448 895 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA ) 506 393 ) (515) Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Total 122 680 ,108 453 997 ,,657 237,987 196,798 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% %Reserva Legal 10.9% 100 23.9 .0% 45.5% % 19.7% 270 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% lt 1) l Dividendos aú nc Vida elud esPrevidência Derival SAives in lhe amou nl of R$ 78 . 87 ) ,660 Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Luizacred Juros sobre o Capital SA SociedadePróprio de Crédito, Financiamento e Investimento (994) ) 994 Real Brasil Sociedade de Crédito 50,00% 50,00% ( 50,00% 50,00% (994) Saldos em 31 /03/2021 369 953 021 .348 ) .140 1 034 .529) 152 2 .44. 15 97.148 (533) (1 . ( 7.655 (8 .312) 11 .979 Muta Redecard ções no Per Instituição fodo de Pagamento SA .776 1 .382 3 02) 3 Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 Saldos em 01 /01/2022 ) 57 8 155 7 1.486 .05.213) .576 90.729 (528) 12/31/2021 2.247 (2.263) ( 6.010 ( 144.554 11 .022 No Exterior Transações com os Acionistas 1.38 7) 449 (335) 114 (1.501) ( ltResul aú Corpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano Colômbia 449 62 Instituição Financeira 55,65% 49,30% 51 155,65% 49,30% 511 Fi nanc ial Assets—At Amort ized Cost Banco ltaú (Suisse) SAReconhecimento de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça Financial Instituição assets Financei atra fair Financ ial 100,00% Assets at fair100,00% value (397)100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acionistas Controladores 15 1 .501) (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Internai Societária rating lnterbank deposits 2cXIV and, 3 88 2) value (882) through profit or through other comprehensive (882) Total ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei <1> ra 100,00% 100,00% 100,00% 100,00% securities purchased under Securities 40 loss income 40 40 Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos agreements to resell Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Totalltau doBank, Ltd.Resultado Abrangente Real 28 60 ) (4. Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro Líquido Consolidado 6.7 43 6.743 289 7.032 ltOutros au BBA Resulnternational ltados Abrangentes pie Dólar ) 60 209 , Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% (4.299) Low 245,442 924 142,416 430,729 105,622 Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Med Reserva Legalium 4,399 350 3,219 (350) 7,618 ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 516 (4.51 .4 6) 1) High Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem 18 moeda funcional igual a da controladora 931, com exceção da CorpBanca New York Branch64 e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. 1,013 Dividendos (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 954) 1. 1.954 ) ( (1 .954) (3)SaldosTotalEmpresa em 31 in /03/2022 corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/245 2022.15 ,460 90.729 (79) 147 622 434 ,105 ,932 ,746 840 012 , 1 1.490 1.15 .3.902 729 912 ) 61.082 (2.217) ( (7.273) 144.393 9.509 Muta % ções no Perfodo 26.4% 449 15.8 (3356741.) )% % 11.3% 100.0 4.024 46 46.5% (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) 1) lncl Inclui efeitos udes da adoção Derival da Resoluçãoives in CMN n9 4.817/ lh 20 e{Notaamou2al , nl of R$ 69 . ,045 As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 127

ITAÚI.IV.111UNIBANCO—Collateral HOLDING S.A. for loan and lease operations Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total Moeda Funcional 11•21 Atividade Consti tuição 06/30/2022 Atribu i do à Pa rticipação dos Acio nistas Controladores 12/31/2021 212/20 1 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Over-collateral ized assets Unde r-collater alized assets Over-collateralized assets TotalUnde PLr —collater Total PL alized- assets No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensura ções Ajustes de Ganhos e Lucros Acio nistas Acionistas não Total Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ca rrying Fair value of Carrying Ve nda m Fair va Emprego lue of no ExteriorCarrying “’ Fair va lue of Carrying Fair value of Banco ltaú Consignado SA Real value of the Brasil valInstituição ue of the Financeira value 100,00% of the 100,00% value 100,00% of the 100,00% Saldos em 01 /01 /2021 40 .136.59 6.27 3 734 3 97.148 (907) collateral2. 323 472collateral (1.531) (7.919) collateral 11 .113collateral 147.706 Banco ltaucard SA Real assets Brasil Instituição assets Financei ra assets 100,00% 100,00% assets 100,00% 100,00% Transações com os Acionistas 374 (302) 72 505 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Ind Resultado ividuais da Entrega de Ações em Tesouraria 5 1 1, 014 129,813374 311 192,376 2,767 2,548 113,194 282,131 566 907566 Cia. ltaú de Capita Reconhecimento < de Planos lização de Pagamento Baseado em Ações) (494 494 ) Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Perso nal 1> 388 292 1, 1, 2,386 9,887 2,436 8,338 639 583 (Aumento)/ Redução de Participação de Acionistas Controladores 15 505 505 DibensVeh Leasi es ng 2 SA -Arrendamento Mercantil Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 100,00% Outros icl < > 1 ) (1) 1, 372 29 ,973 71 ,729 1,251 26 ,941 68,275 ( 368 318(1) Reversão Financeira de Dividendos ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Mortgage loans <3> 97 ,454 229 ,760 7 5 83 ,817 205 ,518 7 6 Divi Hipercard dendos e BancoJuros sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal do Resultado Abrangente 1 4 4 .347 .899 5 ) 1 1 .382 .506 4 ( 5.4 448 Micro , small and medium companies and) 393 36 ,4 corpo rates < l 179,748 627,485 38,515 32,040 170,334 ( 634,871 32 26,933 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüForeign Outros ResultadosCorretora loans deAbrangentes Valores- Latin SAAmerica < 4> 506 393 ) ) ) (515 Real 159,385Brasil 299,037Corretora de Titu9, las e Valores624(1 Mobiliários 4,091 1.382 100,00% 168 ,968 ( 3100,00% 30,020 (515)100,00% 9,782 100,00%4,152 Destinaçoes: Total 237 1, 468,946 ,898 50,906 38,679 452,496 1,247,022 43,232 31 ,992 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% 1)Reserva Legalln general requires financial collaterals . 270 (270) ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% 2)ltDi aúvidendos VehiclesVida e Previdência themselves SA are pledged as collateral , as well as assets) 87 leased in leaseRealoperations . Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) 3)Juros sobre o CapitalProperties lhemsel Próprio ves are pledged as collaleral. (994) ) 994 ( (994) Saldos4)Luizacred Anyemcol 31 SAlaleral/03/2021Sociedade sei forth dein Crédito, lhe credil Financiamento policy oi ITAÜ e Investimento UNIBANCO HOLDING ) olher .140 1 369 152 .348 034 44. .2 .529) 021 ) 953 15 (chattel Real mortgage 97.148 . surely/j (533)oinlBrasildeblor . mortgage andSociedade . de Crédi (1 . to ( 7.655 50,00% (8 .312) 50,00% 50,00% 11 .979 50,00% Muta Redecard ções no Per Instituição fodo de Pagamento SA 1 .3 3 382 .776 02) Real 374Brasil ( 4.219 Adquirente (1.506) 2 100,00% (393) 100,00% 100,00% 866 100,00% 4.642 SaldosNo Exteriorem 01 /01 /2022 155 7 1.486 .576 57 .05) 8 .213) 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 Transações com os Acionistas 1.38 7) 449 (335) 114 (1.501) ( OfltResul aú total Corpbanca tado da Ent loanrega de Ações em Colombia and lease SATesouraria operations, R$ 342,676 (R$ 1 326,862 Peso5 Colombiano at 12/31/2021) Colômbia 449 represented 62 Instituição unsecured Financeira loans. 55,65% 49,30% 51 155,65% 49,30% 511 Banco ltaú Reconhecimento (Suisse) SA de Planos de Pagamento Baseado em Ações Franco ) (397 Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento )/ Redução de Participação de Acionistas Controladores 15 1 .501) (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 2) 8 8 (882) (882) ( Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco ltaúdendos e JurosUruguay sobre o Cap SAital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 Totalltau doBank, Ltd.Resultado Abrangente Real 28 60 ) (4. Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro Líquido Consolidado 6.7 43 6.743 289 7.032 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar 60 .299) ) (4 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias .516 (4.51 6) 4 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 9541. ) ) 1.954 ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) ..3.902 1.490 729 ) 1 15 1.912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 128

I.IV.IV—Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 104 (R$ 101 from 01/01 to 06/30/2021), mainly composed of real estate. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: •Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. •Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.• •Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). •Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 129

•Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. •Î”NII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: •Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. •Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. •Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. II.I—VaR—Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 06/30/2022, the average total VaR in Historical Simulation was R$ 632 or 0.4% of total stockholders’ equity (R$ 441 from 01/01 to 12/31/2021 or 0.3% of total stockholders’ equity). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 130

	VaR Total (Historical Simulation) (in millions of reais)[1]							
	06/30/2022				12/31/2021			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	1,056	906	1,249	983	937	425	1,411	1,257
Currencies	24	9	55	25	18	10	37	13
Shares	25	18	38	32	42	17	98	24
Commodities	4	2	5	2	4	1	8	4
Effect of diversification	-	-	-	(318)	-	-	-	(602)
Total risk	**632**	**494**	**752**	**724**	**441**	**198**	**707**	**696**

1) VaR by Risk Factor Group considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 131

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2022					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**505,194**	**349,266**	**221,174**	**614,760**	**262,617**	**1,953,019**
At amortized cost	**419,061**	**277,702**	**159,134**	**374,387**	**159,906**	**1,390,189**
Compulsory deposits in the Central Bank of Brazil	94,858	-	-	-	-	94,858
Interbank deposits	36,314	5,518	4,514	5,666	113	52,125
Securities purchased under agreements to resell	150,318	22,489	-	-	47	172,854
Voluntary investments with the Central Bank of Brazil	13,000	-	-	-	-	13,000
Securities	3,852	22,211	26,895	99,155	42,711	194,824
Loan and lease operations	120,719	227,484	127,725	269,566	117,034	862,528
At fair value through other comprehensive income	**23,015**	**21,805**	**7,227**	**39,879**	**16,731**	**108,657**
At fair value through profit and loss	**63,118**	**49,759**	**54,813**	**200,502**	**85,981**	**454,173**
Securities	45,419	35,729	43,449	177,877	72,547	375,021
Derivatives	17,693	13,957	11,115	22,461	13,434	78,660
Other Financial Assets	6	73	249	164	-	492
Financial liabilities	**670,279**	**134,716**	**131,726**	**483,586**	**123,725**	**1,544,032**
At amortized cost	**652,171**	**118,402**	**122,526**	**463,095**	**112,864**	**1,469,058**
Deposits	376,970	52,157	61,543	310,145	27,878	828,693
Securities sold under repurchase agreements	237,972	1,629	834	1,552	3,332	245,319
Interbank market funds	35,107	47,901	42,793	121,665	11,917	259,383
Institutional market funds	1,731	16,226	16,818	29,733	67,873	132,381
Premium bonds plans	391	489	538	-	1,864	3,282
At fair value through profit and loss	**18,108**	**16,314**	**9,200**	**20,491**	**10,861**	**74,974**
Derivatives	18,108	16,232	9,005	20,409	10,815	74,569
Structured notes	-	17	2	23	46	88
Other Financial Liabilities	-	65	193	59	-	317
Difference assets / liabilities (1)	**(165,085)**	**214,550**	**89,448**	**131,182**	**138,892**	**408,987**
Cumulative difference	**(165,085)**	**49,465**	**138,913**	**270,095**	**408,987**	
Ratio of cumulative difference to total interest-bearing assets	(8.5)%	2.5%	7.1%	13.8%	20.9%	

	12/31/2021					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**463,079**	**294,051**	**193,279**	**642,495**	**253,300**	**1,846,204**
At amortized cost	**401,056**	**258,580**	**152,270**	**345,538**	**148,969**	**1,306,412**
Compulsory deposits in the Central Bank of Brazil	92,580	-	-	-	-	92,580
Interbank deposits	51,138	7,050	5,861	5,669	216	69,934
Securities purchased under agreements to resell	142,405	26,532	-	403	371	169,711
Voluntary investments with the Central Bank of Brazil	5,800	-	-	-	-	5,800
Securities	4,427	12,884	27,858	69,965	30,664	145,798
Loan and lease operations	104,706	212,114	118,501	269,501	117,718	822,590
At fair value through other comprehensive income	**10,420**	**9,286**	**6,722**	**63,256**	**15,938**	**105,622**
At fair value through profit and loss	**51,603**	**26,185**	**34,287**	**233,701**	**88,393**	**434,168**
Securities	36,111	13,872	28,532	212,911	73,541	364,967
Derivatives	15,492	12,292	5,632	20,777	14,852	69,045
Other Financial Assets	-	21	123	13	-	157
Financial liabilities	**660,751**	**127,205**	**107,515**	**361,399**	**228,857**	**1,495,727**
At amortized cost	**653,598**	**110,994**	**99,753**	**340,944**	**216,959**	**1,422,248**
Deposits	402,930	52,259	38,563	220,822	135,798	850,372
Securities sold under repurchase agreements	239,843	2,627	725	5,659	3,994	252,848
Interbank market funds	9,976	46,610	41,520	69,043	9,996	177,145
Institutional market funds	439	9,045	18,422	43,559	67,171	138,636
Premium bonds plans	410	453	523	1,861	-	3,247
At fair value through profit and loss	**7,153**	**16,211**	**7,762**	**20,455**	**11,898**	**63,478**
Derivatives	7,153	16,174	7,625	20,404	11,848	63,204
Structured notes	-	-	16	48	50	114
Other Financial Liabilities	-	37	121	3	-	161
Difference assets / liabilities (1)	**(197,672)**	**166,846**	**85,764**	**281,096**	**24,443**	**360,477**
Cumulative difference	**(197,672)**	**(30,826)**	**54,938**	**336,034**	**360,477**	
Ratio of cumulative difference to total interest-bearing assets	(10.7)%	(1.7)%	3.0%	18.2%	19.5%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022

132

II.I.II—Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III—Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. III—Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity. Contingency plans for crisis situations.• Reports and charts that describe the risk positions.• • Assessment of funding costs and alternative sources of funding. •Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. III.I—Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 34.7% or R$ 381.5 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits—is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 133

06/30/2022 12/31/2021 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 376,970 828,693 402,930 850,372 Demand deposrts 141,055 141,055 12.8% 158,116 158,116 14.8% Savings deposits 184,896 184,896 16.8% 190,601 190,601 17.9% Time deposits 48,041 496,564 45.1% 52,563 497,051 46.5% Other 2,978 6,178 0.6% 1,650 4,604 0.4% Funds from acceptances and issuance of securities < 1> 4,391 205,432 18.7% 2,310 143,138 13.4% Funds from own issue< 2> 10 21 Subordinaled debt 156 65,782 6.0% 75,036 7.0% Total 381 ,517 1,099,917 100.0% 405,240 1,068,567 100.0% 1) lncludes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in lnstitutional Markets Funds. 2) Reter to deposits received under securities repurchase agreements with securities from own issue. III.II—Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2022, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 248.8 billion and accounted for 65.2% of the short term redeemable obligations, 22.6% of total funding, and 16.6% of total assets. The table below shows the indicators used by ITAÚ UNI BANCO HOLDING in the management of liquidity risk: 06/30/2022 12/31/2021 Liquidity indicators % % Net assets / customers funds within 30 days <1,2l 65.2% 56.5% Net assets / total customers funds <1 3l , 22.6% 21.4% 1 4 Net assets / total financial assets < , l 16.6% 16.2% 1) Net asseis (present value): Cash, Securities purchased under agreements to resell—Funded position and Government securities—available. Detailed in the table Non discounted future flows—Financial asseis. 2) Funding from customers table (Total funding from customers 0-30 days). 3) Funding from customers table (Total funding from customers). 4) Detailed in the table Non discounted future flows—Financial asseis, total present value regards R$ 1,500,542 (R$ 1,41 1,089 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 134

Asseis ITAÚ, maturities UNIBANCO and HOLDING liabilities S.A. accord ing to their remaining contractua l conside ring their undiscounted flows, are presenled below: Demonstração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participa ção % no capital total Undiscounted future flows, except for derivatives which are Moeda fair value Funcional 11•21 06/30/2022 Atividade 12/31/2021 Consti tuição Atribu i do à Participação dos Acio nistas Controladores 12/20 21 Outros Res ultados Abrangentes 31/03/2022 31 / 31 /03/2022 31 /12/2021 Financ ial assets 111 720 Over 720 Total PL- Over720 Total PL- No Pais Nota O·Ações30em 31 •Reserv365as de 366Reserv •as de Ajuste de Títulos Remensura Totalções AjustesO·de30 Ganhos31 •e 365 Lucr366os • 720Acio nistas Acionistas não TotalTotal Capital Social days em Obrigações de Conversão de days Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Real Brasil Instituição Disponí Financei veis para raBenefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Cash 512 44 , 33,839 Ve nda m Emprego 33,839 no Exterior44,512 “’ Banco ltaú Consignado SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% SaldosBancoemltaucard 01 /01 /2021 SA 136.59 7 3 40 2 .4 3 76.27 734 .919) Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 100,00% ( 100,00% 100,00% 11 .113 100,00% 147.706 Transações lnterbank com os investmentsAcionistas 1, 195 036 4, 194 1, 4, ,260 670 514 623 ,535 374 31 ,4 (302)76 231,649 32,238 72 505 233,703 577 Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 1 5 374 192 566 566 Securities purchased under17, 885 agreements to resell—Collateral held (2l 39,992 50 57,927 32,435 32,435 Cia. ltaú de Capita Reconhecimento de Planoslizaçãode Pagamento Baseado em Ações) 494 ) (494 Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Dibens (Aumento Secu Leasi )/ ri liesRedução ngpurchased SA de Pa -rt Arrendamento icipação unde de Acionistas r agreements Mercantil Controladores ,355 230 702 875 103 ,108 105 ,19 125 ,,325 to resell—Collateral repledge 15 Real Brasil 4,619 Arrendamento Mercantil 4 100,00% 100,00% 100,00% 505 100,00% 505 Outros (1) ) 1 ( (1) Reversão Financeiralnterbank de Dividendos ltaú CBD deposrts ou Juros SA (sobre o Capi 4Crédito, > Financiamento tal Próprio Declarados 670 1, e Investimento após período anter ior Real 50,342Brasil 8,972 4,623Sociedade 166 de Crédi 1,460 to 65,397 56,95050,00% 12,883 50,00% 4, 535 16650,00% 76 50,00%,038188 Divi Hipercard dendos e BancoJuros sobre oMúltiplo Capital SAPróprio Prescritos Real Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To talSecurities do Resultado Abrangente 4 .347 5 .899 .506 .382 1 1 33 466 , 172,000 63,288 223,992 () 492,746 158,915 (393 30),191 5.4 1 45 4 ,156 223 ,244 448 457,506 ltauseg Seguradora SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro LíquidoGovernment Consolidado securities—available 662 150 989 606 56 ,1 145 ,153 , 295 5,729 ,630 453 5.414 483 5.414 6,737 448 5.862 ltaüOutros ResultadosCorretora deAbrangentes Valores SA (515) ) 393 506 ) Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes:Government securities—under repurchase comm 658 2, itments 41,933 8,978 44,763 98,332 1,337 13,446 27,132 35,575 77,490 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaúReservas PrUnibanco iva Estatutárias te securit SA ies—available 13,3 ,2 ,,142 1 733 13 18 49 17 33 47 ,503 54 1 Real Brasil 3Instituição .784 104 Financeira,807 ,185 11 100,00% 100,00% (3.784) 12 ,062 100,00% ,385 170 100,00% ,043 ltDi aúvidendos Vida e Previdência SA ) 87 Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Juros sobre o CapitalPrivate securit Próp iesrio—under repurc hase commitment s 479 256 5, 5, (994) 994 ) 3 3,918 74,422 83,599 342 2,943 ( 47 ,547 56,311(994) SaldosLuizacred em 31 SA/03/2021Sociedade de Crédito, Financiamento e Investimento .152 ..529) 953 140 2 021 348 ) 1 034 .44. 369 15 Real 97.148 (533)Brasil Sociedade de Crédi (1 . to ( 7.655 50,00% (8 .312) 50,00% 50,00% 11 .979 50,00% Redecard Derivative Instituição financial de Pagamento instruments SA—Net position 8, 26 ,17 ,693 924 803 17 826 , Real Brasil 25,072 8,822 Adquirente 27,073 78,660 15,492 100,00% 100,00% 100,00% 100,00% 69,045 Mutações no Perfodo 382 ...776 1 02) 3 3 374 ( 4.219 (1.506) 2 (393) 866 4.642 SaldosNoSwapsExteriorem 01/ 01/2022 57 8 ) .05486 24 10 341 , ,896 7, 90.729 386(528) 2 327.247 7,152 (2.263) 42(1,.761 6.1, 010 820 (7.213) 3,803 144.55425 ,05011.022 38155 ,014.576 Transações com os Acionistas 1.38 7) 449 (335) 114 (1.501) ( ltResul aú Options Corpbanca tado da Ent rega de Ações em Colombia SATesouraria 1 Peso5599 ,10 ,892 10 Colombiano 1,358 Colômbia 449 8,03162 671Instituição Financeira 832 55,65% 9,216 49,30% 683 51 1 55,65% 754 21,252 49,30% 511 Banco ltaú (Suisse) SAReconhecimento Forwa ds de Planos de Pagamento Baseado em Ações Franco (397) Suiço Suíça Instituição Financei ra 100,00% 100,00% (397)100,00% 100,00% (397) (Aumento)/ rRedução de Participação de Acionistas Controladores 15 11 595 12, 13 ,1, 3,1 958 708 1 .501) 917 2 331 1,513 3 (1.501) ( Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reoother rganização der Societária ivatives 2cXIV , 3 8 1, 47 3,241 5,797 997(882) 1,014 11 ,049 3,392 799 (882) 999 6,668(882) Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi BancoLoandendosltaú ande Juros Uruguay lease sobre o Cap operations SAital Próprio Prescritos 3 Peso Uruguaio Uruguai Instituição Financei ra 100,00% 100,00% 77 100,00% 77 100,00% 77 ( l 135 ,315 840 ,004 98,461 288,822 142,614 329,269 859,166 77,663 282,913 811 ,420 Totalltau doBank, Ltd.Resultado Abrangente Real 28 (4.) 60 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Other Lucro Líquido financial Consolidado assets 6.7 43 49 2 77 166 492 144 6.743 5 8 289 1577.032 ltOutros Resultadosau BBA lnternational Abrangentes pie Dólar ) ) .29960 (4 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Total financial assets 516 189 194 1, 029 ,602 343 ,616,,566 ,362 729 408,907 582,014 1,696,552 491 ,842 363,410 Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% 1) TheReservas assets Estatutárias portfo lio does not take into consider ation the balance oi compulsory deposits in Central Bank,105, 1 04 151 amounting to R$4.516 (R$ ,592 at 12/31 /2021), which release oi lunds(4.51is linked to the matu 6) rity oi the liability 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. portfolios Dividendos . The amounls of PGBL and VGBL are nol conside red in lhe asseis portfolio because lhey are covered 26 . in Note (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 1. 954) 1.954 ) ( (1 .954) (2) Net oi3) Empresa R$ incorporada 4,768 (R$ 9,266 at pela Oi bens Leasi 12/31/2021 ng S.A.—Arrendamento ) which securities Mercant are linked toil em 31 /03/2022.guarantee transactions ai B3 S.A.—Brasil, Bolsa, Balcão and lhe BACEN. Saldos em 31 /03/2022 15 90.729 (79) 1.1.490 1 .15 912 ) 3.902 729 61.082 (2.217) ( (7.273) 144.393 9.509 3) Net oi payment to merchants oi R$ 100,453 (R$ 92, 011 at 12/31/2021 ) and the amount oi liabilities Iram transactions related to credit assignments R$ 833 (R$ 1,004 at 12/31 /2021) . 4)Muta lncludes ções no Per R$fodo29,430 (R$ 40,221 ai 12/31/2021) related to Compulsory Deposits with Central Banks 449oi other coun (335tr )) 1. 674 ies. 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 135

ITAÚ UNIBANCO HOLDING S.A. Undiscounted Demonstração Cons future fl olidada d ows as Mut , except ações do forPatrim derônioivatives Liquido which are fair value 06/30/2022 12/31/2021 (Em milhões de reais) Over720 Participação % no capital votante Participa Overçã 720o % no capital total Financial liabilities 0-30 31—365 País de366-720 Total 0-30 31—365 366-720 Total Moeda Funcional 11•21 days Atividade days Consti tuição Atribu i do à Participação dos Acio nistas Controladores Deposits 21 12/20 352 115 922 274 940, ,732 ,839 ,689 380,736 73,382 Outros Res ultados Abrangentes 397 31/03/2022 ,416 96,66931 / 95,39731 /03/2022 350 ,792 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Remensura ções Ajustes de Lucros Acio nistas Acionistas não Total Demand deposrts 141,055 Ajuste de Títulos 141,055 158,116 Ganhos e 158,116 Capital Social em Obrigações de Conversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Ban Savings co ltaú BBA deposits SA 19 601 0,,896 184 Real Brasil Instituição Disponí Financei veis para ra184,896 Benefícios Pós- Investimentos 190,601 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco ltaúTime deposrt Consignado SA Real51 ,990 112,745 Brasil 72,935 Instituição 352 ,839 Financeira 590 ,509 46 ,938 100,00% 94 ,040 100,00% 95 ,149 100,00% 350,791 100,00% 586,918 Saldos em 01 /01 /2021 136.59 734 2 .919) 7 3 40 .3 4 76.27 97.148 (907) 2. 323 (1.531) ( 11 .113 147.706 Ban lnterbankco ltaucard deposits SA 811 3, Real1,214 2,987Brasil 447 Instituição Financei ra 4 ,648 933 100,00% 2,629 100,00% 248 100,00% 100,00% Transações com os Acionistas 374 (302) 72 505 577 Banco Resultado other ltau deposits da leasing Entrega de Ações SA l3 em l Tesouraria 5 1 Real1,581 374Brasil 192 Instituição Financeira 1,581 828 100,00% 566 100,00% 828566 Compu Cia. ltaú de Capita Reconhecimento lsory depos de Planosliizaçãots de Pagamento Baseado em Ações) 124,14 918 (44 , Real(43,676) ( Brasil) (494 (9,271) ) (37,286) Capitalização (105,151) 100,00% (12,461) 100,00% (11,797) (494 100,00% ) (36,210) (104 100,00% ,592)(494) (Aumento)/ Redução de Participação de Acionistas Controladores 15 505 505 Dibens Demand Leasi deposits ng SA -Arrendamento Mercantil 293 ) 012 ) Real(10,293) Brasil Arrendamento Mercantil (10, (12, 100,00% 100,00% 100,00% 100,00% (12,012) Outros (1 1 ) ) ( (1) Savings deposits Dividendos 807(25,) (26 ,377) (26,377) (25 ,807) Reversão Financeira de ltaú CBD ou Juros sobre o Capi SA Crédito, Financiamento tal Próprio Declarados e Investimento após período anter ior Real Brasil Sociedade 166 de Crédito 50,00% 50,00% 16650,00% 50,00% 188 Dividendos Time deposrt e Juros sobre o Capital Próprio Prescritos (7, 006797 ) 305 ) ) (14,918) (9,271) (37 ,286) (68,481) (6, (12,461) (7311 , 73 (36,210) (66 ,773)73 Hipercard Banco Múltiplo SA Real Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% To tal do Resultado Abrangente 1 .347 4 5 4 .899 1 ) .382 ..5061 ) 393 ( ( 5.4 448 <1> Secur ltauseg ities Seguradora sold under SArepurchase agreements Real262,099 4,926Brasil 2,772 7,335Seguros 277,132 265,184 100,00% 5,615 100,00% 7,020 100,00% 5,943 100,00% 283,762 Lucro Líquido Consolidado 5.414 5.414 448 5.862 Government securities ,020 ,8 1, 85 196 261 769 7,324 204 ,113 191,281 3 5,687 202,114 ltaüOutros ResultadosCorretora deAbrangentes Valores SA ) 506 ) ) 393 (515 Real Brasil Corretora de Titu las e Valores(1 Mobiliários 1.382 100,00% ( 100,00% (515)100,00% 100,00% Destinaçoes: Private securities 477 3, 20,357 2,772 11 26 ,617 26 ,141 3,621 2,775 18 32,555 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva LegalForeign 45,722 680 270 46 ,402 47 ,762 733 (270) 360 238 49,093 ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Funds from acceptances and issuance of securities 1’ 1 130, 761 ,199 153 222 ,434 47 ,226 4,359 40,115 2,986 35,346 30,927 83,967 ltDi aúvidendos Vida e Previdência SA ) 87 Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) LoansJuros sobreando Capitalonlending Próprio ob ligations <3> (994) 994 ) ( (994) ,868 ,497 66 9, 129 12 103 ,093 ,512 531 42,118 10,947 9,875 71 ,278 9,491 SaldosLuizacred em 31 SA/03/2021Sociedade de Crédito, Financiamento e Investimento .152 348 369 ..529) ) 140 021 1 034 953 2 .44. 15 Real 97.148 (533)Brasil Sociedade de Crédi (1 . to ( 7.655 50,00% (8 .312) 50,00% 50,00% 11 .979 50,00% Subordinated Redecard Instituição debt <•> de Pagamento SA 32, 501 Real 585 Brasil 2,056 45 Adquirente,062 80,204 55 100,00% 27,857 100,00% 16 ,282 100,00% 48,969 100,00%93,163 Mutações no Perfodo .3 382 1 02) .776 3 374 ( 4.219 (1.506) 2 (393) 866 4.642 SaldosDer No ivative fi Exteriorem 01 /01 nancial /2022 instruments—Net position .576 8 1.486 ) .0557 7 .213) 155 18 74 ,108 ,569 90.729 25,237(528) 2.247 8,118 23,1 06 (2.263) ( 7,1536.010 (23,799 8,596 144.554 23,65611 .022 63,204 Transações com os Acionistas 7) 1.38 449 (335) 114 (1.501) ( ltResul aúSwapsCorpbanca tado da Entrega de Ações em Colombia SATesouraria 1 Peso5 Colombiano 370 7,647Colômbia 449 626,513 Instituição 21 ,194 Financeira 35,724 1,562 55,65% 3,970 49,30% 6,944 51 155,65% 22,170 49,30% 34,646511 Banco ltaú (Suisse) SAReconhecimento Option de Planos de Pagamento Baseado em Ações Franco ,366 15 Suiço2,185 11,471Suíça (397)829 Instituição 881 Financei ra 4,086 100,00% 16,896 100,00% 786 (397)100,00% 779 100,00%22,547(397) (Aumento Forward )/ Redução de Participação de Acionistas Controladores 15 1 . 12,876 3 12,879 762 (1.501) (762501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV , 3 8 82) (882) (882) ( other derivatives 2,677 6,116 776 1,031 10,600 743 2,933 866 707 5,249 Outros Banco ltaú(3l Paraguay SA Guarani Paraguai Instituição Financei ra 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi OtherBanco ltaúdendosfinanc e JurosUruguay ialsobre oliabilities Cap SAital Próprio Prescritos Peso Uruguaio Uruguai 64 193 Instituição 60 Financei ra 317 100,00% 158 100,00% 77 100,00% 77 3 100,00% 16177 Totalltau doBank, Ltd.Resultado Abrangente Real ) 60 (4. 28 Ilhas Cayman Instituição Financei 46 ra (4) 100,00% 1) ( 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Total fi Lucro Líquidonancial Conso liabilitieslidado 664 ,329 1, 277 ,916 ,896 532126 532 ,710 155 ,238 ,824 6.7 43 1,601,287 638,545 248,261 6.743 489,988 289 7.032 1)ltaulncludes BBA ownlnternational and third parties’ pie portfolios. Dólar Reino Unido Instituição Financeira 100,00% 100,00% 100,00% 100,00% Outros Resultados Abrangentes ) (4 .60 ) 299 46 (4) (4.281) ( (4.299) 2) l Destinações ltau BBA USAncludes mortgage Securities notes , Guaranteed lnc. real estate notes, agribusiness, financial recorded in interbank Dól marketar funds and Obligat Estados ions on Unidos issue of debentures Corretora , Securities de Títulos e Valores abroad and Structured Mobiliários Transactions certificates 100,00% recorded in institutional 100,00% markets funds. 100,00% 100,00% 3) Recorded in funds from interbank markets . Reserva Legal 350 (350) 4)ltaüRecordedCorpBanca in funds from institutiona l markets . Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 516 6) (4.51 .4 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 1. 954) 1.954 ) ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) 3.902 1 .1.729 ) 1.490 15 912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 06/30/2022 12/31 /2021 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Off Inclui balance efeitos da adoção commitments da Resolução CMN n9 4.817/ 20 {Nota 2al , Note 0-30 31 -365 366- 720 Over 720 Total 0-30 31—365 366-720 Over 720 Tot al As notas explicativas são parte integrante das demonstrações contábeis da ys days Financia l Guarantees 2,165 29 ,049 10,590 46 ,488 88,292 3,742 28 ,530 11 ,046 39 ,592 82,910 Commitments to be re leased 154,748 35,013 20 ,268 197,175 407,204 151 ,235 35 ,605 18,541 185,634 391 ,015 Letters of credit to be released 52 ,523 52,523 45 ,773 45,773 Contractual commitments—Fixed and lntang ible asseis 13 and 14 3 46 49 3 3 Total 209,436 64,065 30,858 243,709 548 ,068 200 ,750 64,1 38 29,587 225,226 519,701 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 136

IV—Emerging Risks They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too. V—Social, Environmental and Climate Risks They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas’ activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 137

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks.

The sectors with the highest probability of suffering financial impacts from climate, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	06/30/2022	12/31/2021
Available capital (amounts)		
Common Equity Tier 1	133,651	130,716
Tier 1	151,245	149,912
Total capital (PR)	168,956	169,797
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,201,628	1,153,841
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.1%	11.3%
Tier 1 ratio (%)	12.6%	13.0%
Total capital ratio (%)	14.1%	14.7%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (1)	2.50%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.00%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 138

At 06/30/2022 theamount of perpetual subordinated debt that makes up Tier I capital is R$ 17,310 (R$ 18,167 at 12/31/2021) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 17,623 (R$ 19,469 at 12/31/2021). The Basel Ratio reached 14.1% at 06/30/2022, a decrease of 0.6 percentage points as compared to 12/31/2021 due to extraordinary events in the period and reduction in the debt balance that make up Tier I and II capital. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 72,826 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 42,057 (R$ 34,615 at 12/31/2021), generously covered by available capital. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2022, fixed assets ratio reached 19.0% (16.9% at 12/31/2021), showing a surplus of R$ 52,441 (R$ 56,280 at 12/31/2021). II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT+ RWAOPAD • = portion related to exposures to credit risk, calculated using the standardized approach.RWACPAD •RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674. •RWAOPAD= portion related to capital required for operational risk, calculated based on the standardized approach. RWA 06/30/2022 12/31/2021 Credit Risk—standardized approach 1,085,024 1,044,344 Credil risk (excluding counterparty credil risk) 972,773 922,824 Counterparty credit risk (CCR) 41,515 42,898 Of which: standardized approach for counterparty credil risk (SA-CCR) 27,959 27,616 Of which: other CCR 13,556 15,282 Credil valuation adjustment (CVA) 8,058 8,102 Equity investments in funds—look-through approach 5,338 5,001 Equity investments in funds—mandate-based approach 196 95 Equity investments in funds—fall-back approach 1,504 824 Securilisation exposures—standardized approach 3,271 2,195 Amounts below lhe lhresholds for deduclion 52,369 62,405 Market Risk 23,205 22,985 Of which: standardized approach (RWAMPAD) 29,006 28,731 Ofwhich: internai models approach (RWAMINT) 21,772 14,751 Operational Risk 93,399 86,512 Total 1,201,628 1,153,841 III—Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 139

IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V—Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management Risks of insurance and private pension I—Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 140

II - Risks of Insurance and Private Pensions

Insurance and pension plan risks arise from losses that contradict the expectations of ITAÚ UNIBANCO HOLDING linked to the operations of products sold in SUSEP supervised entities.

The underwriting risk results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

II.I - Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis, conducted semiannually, considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (1)			
	06/30/2022		12/31/2021	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	54	(5)	45	(2)
5% decrease	(57)	5	(48)	2
Risk-free Interest Rates				
0.1% increase	130	9	102	10
0.1% decrease	(134)	(9)	(104)	(10
Conversion in Income Rates				
5% increase	(14)	-	(11)	-
5% decrease	14	-	11	-
Claims				
5% increase	-	(61)	-	(58
5% decrease	-	61	-	58

1) Amounts net of tax effects.

II.II - Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 06/30/2022			01/01 to 06/30/2021		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	480	480	100.0%	399	399	100.0%
Individual accident	86	86	100.0%	94	94	100.0%
Credit Life Insurance	716	716	100.0%	426	426	100.0%
Group Life	717	717	100.0%	553	553	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 141

III - Market, credit and liquidity risk

III.I - Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01 - Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increasein the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	06/30/2022		12/31/2021	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,570	(3.08)	5,154	(3.05)
National Treasury Notes (NTN-B)	6,852	(7.05)	6,094	(6.24)
National Treasury Notes (NTN-F)	257	(0.14)	205	(0.11)
National Treasury Bills (LTN)	201	(0.05)	166	(0.01)
Corporate securities				
Indexed to IGPM	-	-	7	(0.02)
Indexed to IPCA	367	(0.36)	355	(0.36)
Indexed to PRE	37	-	23	-
Indexed to PYG	42	(0.01)	30	(0.01)
Shares	**716**	**7**	**947**	**9**
Post-fixed assets	**5,742**	**-**	**6,048**	**-**
Under agreements to resell	**1,174**	**-**	**1,895**	**-**
Total	**20,958**		**20,924**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 142

ITAÚ UNIBANCO HOLDING S.A. Ili.li—Liquidity Risk Demons tração Consolidada das Mutações do Patrimônio Liquido (Em milhões de reais) Liquidity risk is identified by ITAÚ UNI BANCO HOLDING as lhe risk of lack of liquid resources available to cover its current obligations ai a given moment. For insurance operat ions, Pa lherticipa liquidity ção risk is% no managed capital votante continuously Participa by monitoringção % nopayment capital flows total against País de liabilities, compared to the inflows generated by its operations and financial asseis Moeda portfolio Funcional. 11•21 Atividade Consti tuição Atribu i do à Participação dos Acio nistas Controladores Financial asseis , sk estments , 1 2 are managed in arder to optimize lhe risk-retum ratio of inv considering, on a careful basis, the characterist ics of their liabilities. The riskOutro integrated s Res ultados contraiAbrangentes 31/03/2022 considers lhe concentration 31 /12/20 limits by issuer31 /03/2022 and credit ri sens 31 /12/2021itivities and market risk limits , Thus , markets and contrai over assei liquidity risk. investments are concentrated in government and private securities with good credit quality in aclive and liquid keeping a considerable amount invested Total in short-term PL- Total asseis PL- , available on No Pais Nota Ações em Reservas de Reservas de Remensura ções Ajustes de Lucros Acio nistas Acionistas não Total demand , to cover regular. operations needs and any liquidity contingencies. Additionally, ITAÚ UNI BANCO Capital HOLDING Social constantly monitors the solvency conditionsAjusteofdeitsTítulosinsurance em Obr igações de Conversão de Ganhos e Controladores Controladores Tesouraria Capital Luc ros Disponíveis para Perdas—Hedge Acumulados Banco ltaú BBA SA Real Brasil Instituição Ve nda Financei m raBenefícios Pós- Investimentos 100,00% 100,00% 100,00% 100,00% Banco ltaú Consignado SA Real Brasil Instituição Financeira Emprego no Exterior 100,00% “’ 100,00% 100,00% 100,00% SaldosLiabilities Bancoemltaucard 01 /01 /2021 SA 136.59 7 .3 40 6.27 4 2 7734 .919) 3 Assets Real 97.148 (907)Brasil 2. 323 Instituição Financei ra (1.531) 06/30/2022 100,00% ( 100,00% 100,00%12/31/2021 11 . 113 100,00% 147.706 Transações com os Acionistas 374 (302) 72 505 577 Liabilities Liabilities Assets Liabilities Liabilities Assets Banco ltau leasing SA l3l Real Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 5 1 374 192 amounts< 1> ou<2> ou<2> amounts< 1>566 ou < 2> ou<2> 566 lnsurance operations 494 (494 Backing asset Cia. ltaú deReconhecimento Capita de Planoslizaçãode Pagamento Baseado ) ) em Ações Real Brasil ( Capitalização 100,00% 100,00% 100,00% 100,00% (494) Uneamed premiums , , LFT agreements repurchase NTN-B, CDB , LF and debentures 3,346 58.1 23.8 2,846 55.6 20.3 Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acionistas MercantilControladores 15 Real Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 OutrosIBNR, POR and PSL 1 ) (1) , LFT agreements , repurchase NTN-B, CDB , LF and debentures 904 49 .3 30.0 869( 48.6 27(1).0 Reversão FinanceiraRedemplions de Dividendos ltaú CBD and ou Juros sobre o Capi otherSA Unsettled Crédito, Financiamento ta Amounts l Próprio Declarados agreements , , LFT e Investimento após período anter ior repurchase Real NTN-BBrasil, CDB , LF and debentures Sociedade 166 de Crédito 21 50,00% 13 .9 2450,00% .2 16619 50,00% 17.9 50,00% 20 188 .3 Divi HipercardMathemat dendos e Juros Banco ica lsobre reserve Múltiplo o Cap for ital Próprio SAbenefits Prescritos to be granted and, agreements LFT , benefits granted repurchase Real NTN-BBrasil, NTN-C, debentures Instituição Financeira 20 100,00% 118 .7 30 100,00%.9 73 19100,00% 73 122.6 100,00% 27.4 73 To tal do Resultado Abrangente 1 ..347 4 5 .899 4 ) .506.382 1 1 393 ) ( ( 5.4 448 ltausegFinancial Seguradora surplus SA agreements 149 , , LFT .5 repurchase Real NTN-BBrasil, NTN-C, CDB , LF and debentures Seguros 2 100,00% 145 .7 24.2100,00% 100,00% 100,00% 20.3 Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaüOutros ResultadosOtherCorretora provisions deAbrangentes Valores SA , agreements LFT , ) 506 393 ) repurchase Real NTN-BBrasil, CDB, LF and debentures Corretora de Titu las e Valores(1 Mobiliários 128 1.382 100,00% 5 .1( 90 100,00%.3 (515)129100,00% 7.0 100,00% 90 (515 .0) Destinaçoes:Subtotal Subtotal 4,421 3,883 ltaú Seguros SA Real Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) Pension plan, VGBL and individual life operations ltaúReservas Unibanco Estatutárias SA Real Brasil 3.784 Instituição Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Related expenses LFT 103 , , .8 agreements repurchase NTN-B, CDB , LF and debentures 69 92 .3 74.5 65 76.3 ltDi aúvidendos Vida e Previdência SA ) 87 Real Brasil Previdência Complementar 100,00% 100,00% (439) (439)100,00% ( 100,00% (528) Juros sobre o CapitalUneamed premiums Própr io .8 18 agreements LFT , 16 , .0 994 ) repurchase NTN-B, CDB and debentures 12 13.7 ( (994 12) 18 (994).5 SaldosLuizacred em 31 SA/03/2021 Sociedade de Crédito, Financiamento e Investimento .034 1 021 ) 2 .529) 140 369 . 15 Real 97.148 (533) Brasil 44.953 Sociedade de Crédi (1 . to ( 7.65550,00% (8.312) 50,00% 50,00% 11 .979 50,00%152.348 Unsettled claims .8 LFT 18 , repurchase agreements , NTN-B , CDB and debentures 78 13.7 79 16.0 18.5 Muta RedecardIBNRções no Per Instituição fodo de Pagamento SA .776 3 382 02) 1 .3 LFT18 16 , .8 18 .0 agreements ,.5 repurchase Real NTN-B 374Brasil, CDB and debentures ( 4.219 Adquirente (1.506) 2 27 100,00% 13 .7(393) 100,00% 27100,00% 866 100,00% 4.642 SaldosNo Exteriorem 01 /01 /2022 .576 ) 8 .213) 155 7 1.486 .0557 90.729 (528) 2.247 (2.263) ( 6.010 ( 144.554 11 .022 TransaçõesRedemptions com os and other Unsettled Amounts LFTagreements , .0 18 16 18 ,.5 .8 repurchase NTN-B, CDB and debentures 365 13.7 358 (1.501) Acionistas 7) 1.38 449 (335) 114 ( ltResul aúMathemat Corpbanca tado da Ent icarega l reserve Colombia de Ações em for benefits SATesouraria granted LFT 1 , Peso5 repurchase agreements 103 , .8 Colombiano L TN ,Colômbia NTN-B,449 NTN-C , NTN-F,62 CDB Instituição, LF and debentures Financeira 4,053 55,65%92 .3 7449,30% .5 3,78651 1 55,65% 49,30% 76.4511 Banco Reconhecimento Mathemat ltaú (Suisse) SAica del reserve Planos de forPagamentobenefits Baseado to be emgranted Ações—PGBU VGBL LFT , repurchaseFranco Suiço agreements , L TN, NTN-B,Suíça NTN-C (397 , NTN-F,) CDB Instituição, LF and debentures Financei ra 203 ,224 100,00% 182 .1 51 100,00%.9 197,897(397)100,00% 134.0 100,00% 55 (397).2 (Aumento Mathemat )/ Redução ical reserve de Participação for benefits de Acion to beistas Controladores granted—traditional 15 .501) 1 (1.501) ( Banco ltaú Argentina SA LFT , repurchase Peso Argentino .9 195 agreements , NTN-B Argentina , NTN-C , debentures Instituição Financeira 8,177 100,00% 212 .0 83 100,00%.2 7,513100,00% 100,00% 79.8 Reorganização Societária 2cXIV, 3 2) 8 8 (882) (882) ( BancoOther ltaúprovisions Paraguay SA LFT , repurchase Guarani agreements , NTN-B Paraguai, NTN-C, CDB, LF and debentures Instituição Financei ra 514 100,00% 212 .0 83 100,00%.2 665100,00% 195.9 100,00% 79.8 Outros (3l 40 40 40 Divi BancoFinancial dendos ltaúe Juros surplus Uruguay sobre o Cap SAital Próprio Prescritos LFT , repurchase Peso Uruguaio agreements , NTN-B Uruguai, NTN-C, CDB , LF and debentures Instituição Financei ra 699 100,00% 212 .0 83 100,00%.2 77 691 100,00% 77 195.9 100,00% 7977 .8 TotalltauSubtotal doBank, Ltd.Resultado Abrangente Subtotal Real 60 ) Ilhas Cayman Instituição Financei 46 ra (4)217,218 (4.28100,00% 1) ( 100,00% 6.743 211,093 2.444 100,00% 289 100,00% 2.733 Lucro Líquido Consolidado 43 6.7 6.743 289 7.032 Total technical reserves Total backing assets 221,639 214,976 ltOutros au BBA Resultadoslnternational Abrangentes pie Dólar (4) .299) 60 Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% ( 100,00% (4.299) 100,00% 100,00% Destinações 1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance. 2) DUltau BBA USA= Duration inSecurities months . lnc. Dólar Estados Unidos Corretora de Títulos e Valores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias (4.51 .4 516 6) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 01/01 /2022 , a moeda funcional das un idades ltaú Un i banco S.A. Miami Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômi co principal no qual as unidades operam . Juros sobre o Capital Próprio 1. ) 9541.954 ) ( (1 .954) (3)SaldosEmpresa em 31 in /03/2022 corporada pela Oi bens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022.15 90.729 (79) .3.902 1.490 729 ) 1 15 1.912 61.082 (2.217) ( (7.273) 144.393 9.509 Mutações no Perfodo 449 (3351.)) 674 4.024 46 (4) (4.281) (60) (161) (1 .513) (1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimen tos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 143

III.III - Credit Risk

III.III.I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING´s subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are entirely represented by: IRB Brasil Resseguros S.A. with 60% (38% at 12/31/2021), Mapfre Re do Brasil Companhia de Resseguros with 15% (36% at 12/31/2021), Austral Resseguradora S.A. with 22% (4% at 12/31/2021), Everest Reinsurance Company with 3% and RGA Global Reinsurance Company LTD with 22% at 12/31/2021.

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% and RGA Global Reinsurance Company LTD with 40% (same percentages (%) observed at 12/31/2021).

III.III.II - Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III.III.III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	06/30/2022				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss [1]	Financial assets at fair value through other comprehensive income	Total
Low	2,763	27,348	206,786	502	237,399
Medium	-	-	37	-	37
High	-	-	-	-	-
Total	**2,763**	**27,348**	**206,823**	**502**	**237,436**
%	**1.2%**	**11.5%**	**87.1%**	**0.2%**	**100.0%**

1) Includes Derivatives in the amount of R$ 2,500.

	12/31/2021				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss [1]	Financial assets at fair value through other comprehensive income	Total
Low	4,062	11,401	188,480	587	204,530
Medium	-	-	1	-	1
High	-	-	10	-	10
Total	**4,062**	**11,401**	**188,491**	**587**	**204,541**
%	**2.0%**	**5.6%**	**92.1%**	**0.3%**	**100.0%**

1) Includes Derivatives in the amount of R$ 2,946.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 144

Note 33—Supplementary information a)Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform. The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services. The effective acquisitions and financial settlements will occur after the required regulatory approvals are received. b)Organization of Joint Venture—Totvs Techfin S.A. On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN. The effective acquisition and financial settlement will occur after the required regulatory approvals are received. c)“Coronavirus” COVID-19 effects ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i)CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020. ii)CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), which contracting period ended in the fourth quarter of 2020. iii)Law No. 13,999/20, and amendment made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses. iv)Law No. 14,042/20 and amendment made by Provisional Measure No. 1,114/22 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 145

ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a)Increase in 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in June 2022 is R$ 17,466. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing. (b)With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions. (c)The allowance for loan losses in the amount of R$ 47,510 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In June 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 180% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented an increase of 7.2% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums. (d)Increase in expenses with claims related to COVID-19 of R$ 34 in the period, mainly related to credit life and life insurance. There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 146

d) Reconciliation of net income and stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements, which are prepared adopting the international accounting standard in accordance with the pronouncements issued by the International Accounting Standards Board (IASB). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity	
	01/01 to 06/30/2022	01/01 to 06/30/2021	06/30/2022	12/31/2021
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	**14,462**	**12,793**	**151,236**	**144,564**
Expected loss - Loan and lease operations and other financial assets [1]	(145)	865	3,298	3,443
Adjustment to fair value of financial assets [2]	(1,253)	(126)	(3,974)	(1,138)
Criteria for write-off of financial assets [3]	83	50	2,004	1,921
Reversal for amortization of goodwill	205	377	2,940	3,008
Adjustment to fair value of derivatives [4]	1,031	430	1,531	500
Conversion adjustments of foreign investments	(799)	76	(682)	64
Other	523	(377)	869	502
ITAÚ UNIBANCO HOLDING - IFRS	**14,107**	**14,088**	**157,222**	**152,864**

1) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.
2) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.
3) Criterion for write-off of financial assets on IFRS considers the recovery expectative.
4) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

e) Provisional Measure (MP) No. 1,115/22

Enacted on April 28, 2022, it amends Law No. 7,689/88, which mainly provides for the increase in the tax rate of the Social Contribution on Net Income (from 20% to 21% for banks and from 15% to 16% for insurance, capitalization and other financial companies) in the period from August 1, 2022 to December 31, 2022, with the reestablishment of the tax rate on January 1, 2023.

This MP did not have any effect on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended at 06/30/2022, since it is not in force, will still be analyzed by the National Congress.

Note 34 - Subsequent Event

Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE's capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 147

Itaú CorpBanca On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased from 55.96% to 65.62% of the total and voting capital of ITAÚ CORPBANCA. As a result of Chapter 11 and the transfer of shares from Corp Group to ITAÚ UNIBANCO HOLDING’s affiliates, the stockholders’ agreement of ITAÚ CORPBANCA, entered into on April 1, 2016, between companies of the Corp Group, on one side, and ITAÚ UNIBANCO HOLDING and/or its affiliates, on the other side, was fully terminated. This operation is not expected to have any significant impact on ITAÚ UNIBANCO HOLDING’s results in this fiscal year. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 148

Praça Alfredo Egydio Sousa Aranha nº 100, Parque Jabaquara, Zip Code 04344.902, São Paulo/SP—Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001 -23 A Publicly Listed Company NIRE 35300010230 Financial Statements in IFRS as of June 30, 2022. The Officers responsible for the preparation of the consolidated financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a)they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. This file includes: . Report of Independent Auditors; . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; The statements referred to were disclosed on August 08, 2022, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations). MiltonLopes Maluhy Filho Alexsandro Broedel Chief Executive Officer Officer Gustavo Jorge Laboissière Loyola Chairman of the Audit Committee Arnaldo Alves dos Santos Accountant Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 149